Form 10-K, Exhibit 13
BALDWIN PIANO & ORGAN CO /DE/
filed 1995-03-30
CIK 797315

Exhibit 13.1

INDEPENDENT AUDITORS' REPORT
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
OF BALDWIN PIANO & ORGAN COMPANY:

We have audited the accompanying consolidated balance sheets of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in notes 1 and 7 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes. As discussed in notes 1 and 10, the Company also adopted the provisions of the Financial Accounting Standards Board's SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 112, "Employers' Accounting for Postemployment Benefits" in 1993.

Cincinnati, Ohio                                      KPMG Peat Marwick LLP
February 28, 1995

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31, 1994, 1993 and 1992
                                                        								  1994            1993            1992
                                                 							 -------------   -------------   -------------
Net sales                                                $ 122,346,862   $ 120,657,455   $ 110,076,904
Cost of goods sold                                          97,029,254      89,970,702      79,637,060
                                                 							 -------------   -------------   -------------
       	Gross profit                                        25,317,608      30,686,753      30,439,844
Income on the sale of installment receivables                4,987,441       5,746,125       5,256,583
Interest income on installment receivables                     564,085         443,431         308,220
Other operating income, net                                  3,340,843       3,530,761       3,803,228
                                                 							 -------------   -------------   -------------
                                                 							    34,209,977      40,407,070      39,807,875
Operating expenses:
     Selling, general and administrative                    30,246,651      26,187,629      25,118,465
     Provision for doubtful accounts                         1,303,876       1,702,234       2,053,189
                                                 							 -------------   -------------   -------------
       	Operating profit                                     2,659,450      12,517,207      12,636,221
Interest expense                                             2,100,742       2,232,258       2,610,521
                                                 							 -------------   -------------   -------------
       	Earnings before income taxes and cumulative
       	   effects of changes in accounting principles         558,708      10,284,949      10,025,700
Income taxes                                                   214,000       4,120,000       4,090,000
							                                                  -------------   -------------   -------------
       	Earnings before cumulative effects of changes
           in accounting principles                            344,708       6,164,949       5,935,700
Cumulative effect of changes in accounting for
   postretirement and postemployment benefits                        -      (1,604,000)              -
                                                 							 -------------   -------------   -------------
       	Net earnings                                     $     344,708   $   4,560,949   $   5,935,700
                                                 							 =============   =============   =============

Earnings per share:
       Before cumulative effects of changes in
       	    accounting principles                        $         .10   $        1.81   $        1.75
      	Cumulative effect of changes in accounting for
           postretirement and postemployment benefits                -            (.47)              -
                                                 							 -------------   -------------   -------------
       	Net earnings per share                           $         .10   $        1.34   $        1.75
                                                 							 =============   =============   =============

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 1994, 1993, and 1992
                                                                 									 Additional                    Cost of
                                                        								 Common       paid-in      Retained      Treasury
                                                        								  stock       capital      earnings        shares           Total
                                                 							       --------  ------------  ------------  ------------   -------------
Balance, December 31, 1991                                     $ 41,479  $ 11,900,510  $ 33,476,138  $ (6,191,316)  $  39,226,811
       	Net earnings                                                  -             -     5,935,700             -       5,935,700
                                                 							       --------  ------------  ------------  ------------   -------------
Balance, December 31, 1992                                       41,479    11,900,510    39,411,838    (6,191,316)     45,162,511
       	Proceeds from exercise of stock options                     160        68,103             -             -         168,263
       	Net earnings                                                  -             -     4,560,949             -       4,560,949
                                                 							       --------  ------------  ------------  ------------   -------------
Balance, December 31, 1993                                       41,639    12,068,613    43,972,787    (6,191,316)     49,891,723
       	Proceeds from exercise of stock options                      10         9,490             -             -           9,500
       	Purchase of 948 shares for treasury                           -             -             -       (16,116)        (16,116)
       	Redemption of stock options                                   -      (75,751)             -             -         (75,751)
       	Net earnings                                                  -             -       344,708             -         344,708
                                                 							       --------  ------------  ------------  ------------   -------------
Balance, December 31, 1994                                     $ 41,649  $ 12,002,352  $ 44,317,495  $ (6,207,432)  $  50,154,064
                                                 							       ========  ============  ============  ============   =============

See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1994 and 1993
ASSETS                                                                  1994            1993
                                                        								------------   -------------
Current assets:
       	Cash                                                    $    344,389   $   1,203,199
       	Receivables, net                                          12,860,167      10,162,811
       	Inventories                                               47,036,258      45,077,365
       	Deferred income taxes                                      5,095,088       4,180,956
       	Other current assets                                       3,461,678       2,280,936
                                                        								------------   -------------
              		Total current assets                              68,797,580      62,905,267
                                                        								------------   -------------
Installment receivables, less current portion                      8,621,000       6,920,000
Property, plant and equipment, net                                13,854,980      13,664,099
Deferred income taxes                                              1,193,441         813,681
Other assets                                                       4,993,271       5,625,368
                                                        								------------   -------------
              		Total assets                                    $ 97,460,272   $  89,928,415
                                                        								============   =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       	Current portion of long-term debt                       $ 16,746,319   $  11,299,100
       	Accounts payable                                           7,217,902       5,679,988
       	Income taxes payable                                       1,521,355       2,513,358
       	Accrued liabilities                                        6,871,317       7,471,833
                                                        								------------   -------------
              		Total current liabilities                         32,356,893      26,964,279
Long-term debt, less current portion                               5,000,000       4,384,464
Other liabilities                                                  9,949,315       8,687,949
                                                        								------------   -------------
              		Total liabilities                                 47,306,208      40,036,692
Shareholders' equity:
       	Common stock                                                  41,649          41,639
       	Additional paid-in capital                                12,002,352      12,068,613
       	Retained earnings                                         44,317,495      43,972,787
                                                        								------------   -------------
                                                        								  56,361,496      56,083,039
       	Less cost of treasury shares                              (6,207,432)     (6,191,316)
                                                        								------------   -------------
              		Total shareholders' equity                        50,154,064      49,891,723
Commitments and contingent liabilities
                                                         							------------   ------------
              		Total liabilities and shareholders' equity      $ 97,460,272   $  89,928,415
                                                        								============   =============

See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1994, 1993 and 1992
INCREASE (DECREASE) IN CASH                                        1994           1993           1992
                                                 							   ------------   ------------   ------------
Cash flows from operating activities:
     Net earnings                                          $    344,708   $  4,560,949   $  5,935,700
     Adjustments to reconcile net earnings to net cash
      	(used in) provided by operating activities:
       	   Cumulative effect of accounting changes                    -      1,604,000              -
           Depreciation and amortization                      2,553,594      2,676,775      2,678,915
       	   Gain on sale of land                                (420,045)             -              -
       	   Provision for doubtful accounts                    1,303,876      1,702,234      2,053,189
       	   Deferred income taxes                             (1,293,892)       313,666     (1,114,347)
       	   Change in assets and liabilities:
       	      Trade receivables                              (3,190,767)    (2,779,252)    (1,853,142)
       	      Inventories                                    (1,958,893)     2,866,634       (391,705)
       	      Other current assets                           (1,180,742)       222,059     (1,369,543)
       	      Other assets                                      331,854        206,601       (383,252)
       	      Accounts payable, accrued liabilities
              		 and other liabilities                        2,198,764        991,193      1,364,201
       	      Income taxes payable                             (992,003)    (1,261,293)       881,623
                                                 							   ------------   ------------   ------------
              		 Net cash (used in) provided by
              		    operating activities                     (2,303,546)    11,103,566      7,801,639
                                                 							   ------------   ------------   ------------
Cash flows from investing activities:
     Additions to property, plant and equipment              (2,502,572)    (2,090,492)    (1,372,298)
     Proceeds from sale of land                                 478,385              -              -
                                                 							   ------------   ------------   ------------
              		 Net cash used in investing activities       (2,024,187)    (2,090,492)    (1,372,298)
                                                 							   ------------   ------------   ------------
Cash flows from financing activities:
     Installment receivables written                        (59,858,828)   (48,589,373)   (47,110,781)
     Installment receivables liquidated                       3,750,536      4,284,376      4,572,527
     Proceeds from sale of installment receivables           53,596,827     43,574,151     41,512,865
     Purchase of shares for treasury                            (16,116)             -              -
     Redemption of stock options                                (75,751)             -              -
     Net borrowing (principal payments) on long-term debt     6,062,755     (8,284,664)    (5,550,702)
     Proceeds from exercise of stock options                      9,500        168,263              -
                                                 							   ------------   ------------   ------------
              		 Net cash provided by (used in) financing
              		    activities                                3,468,923     (8,847,247)    (6,576,091)
                                                    				   ------------   ------------   ------------
Net (decrease) increase in cash                                (858,810)       165,827       (146,750)
Cash at beginning of year                                     1,203,199      1,037,372      1,184,122
                                                 							   ------------   ------------   ------------
Cash at end of year                                        $    344,389   $  1,203,199   $  1,037,372
                                                 							   ============   ============   ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
      Interest                                             $  1,943,057   $  2,042,064   $  2,370,630
     	Income taxes                                         $  2,555,566   $  5,092,813   $  4,176,817
                                                 							   ============   ============   ============

See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1994, 1993 and 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Baldwin Piano & Organ Company (Company) and all of its subsidiaries. All material intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION

The Company ships keyboard instruments and clocks to its dealer network on a consignment basis. Accordingly, revenue is recognized at the time the dealer sells the instrument to a third party. Wurlitzer and the electronic contract business transfer title and recognize revenue at the time of shipment to their dealers and customers, respectively.

The Company charges a monthly display fee on all consigned inventory held by dealers longer than ninety days. This display fee, on an annual basis, ranges from 10.5% to 15.5% of the selling price of such inventory to the dealer. Display fee income comprises the majority of the amount reported in the Consolidated Statements of Earnings as "Other operating income, net."

INSTALLMENT RECEIVABLES

Installment receivables are recorded at the principal amount of the contracts. Interest on the contracts is recorded as income using the interest method.

The Company's wholly-owned finance subsidiary (Finance) has entered into agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum of $82,000,000. The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Finance continues to service all installment receivables sold. Over the lives of the contracts, the difference between the actual yield on the installment contracts sold, using the interest method, and the amount retained by the buyer under the floating interest rate provision is remitted to Finance as a service fee. This amount is recorded in the Consolidated Statements of Earnings as "Income on the sale of installment receivables."

ALLOWANCE FOR DOUBTFUL ACCOUNTS

An allowance for losses on receivables is provided through a charge to operations based on estimates of possible losses. Accounts deemed to be uncollectable are charged and recoveries credited to the allowance for doubtful accounts.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the last-in first-out (LIFO) method for a substantial portion of inventories.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost. Depreciation, which includes amortization on capitalized leases, is provided by the straight-line method over the estimated useful lives of the related property. The estimated useful lives are principally as follows:

DESCRIPTION                           YEARS
-----------                           -----
Buildings                       25      -       35
Building equipment               5      -       10
Machinery and equipment          5      -       10

Leasehold improvements are amortized over the remaining life of the related leases. The cost of maintenance, repairs, minor renewals and betterments of property, plant and equipment is charged to expense in the year incurred. Major expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives.

INCOME TAXES

Effective January 1, 1993, the Company implemented the provisions of Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 requires a change from the deferred method of accounting for income taxes under Accounting Principles Board (APB) Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

RETIREMENT PLANS

Defined contribution and defined benefit plans cover substantially all hourly and salaried employees located in the United States. The Company also maintains a deferred compensation plan for certain key employees. The Company's cost of providing these retirement plans is recognized as a charge to income in the year the cost is incurred.

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

Effective January 1, 1993, the Company implemented the provisions of Statements of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions" and No. 112 (FAS 112), "Employers' Accounting for Postemployment Benefits." These standards require the Company to charge the expected cost of retiree health and certain postemployment benefits to expense during the years employees render service. In prior years, the Company recognized these benefits on a pay-as-you-go basis.

REMEASUREMENT OF FOREIGN CURRENCIES

The financial statements of foreign subsidiaries are remeasured into U.S. dollars at the current exchange rates except inventories, sales, cost of goods sold and expenses which are remeasured at average exchange rates during each reporting period. Adjustments resulting from the remeasurement of financial statements are recorded in the results of operations.

INTEREST RATE AGREEMENTS

Premiums paid for interest rate cap and swap agreements are amortized to interest expense over the term of the caps and swaps. Unamortized premiums are included in other assets on the balance sheet. Amounts receivable under cap and swap agreements are accrued as a reduction of interest expense.

EARNINGS PER SHARE

Net earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year (3,415,262 shares for 1994, 3,408,604 shares for 1993 and 3,399,144 shares for 1992). No effect has been given to options outstanding under the Company's stock option plans as no material dilutive effect would result from the issuance of these shares.

(2) RECEIVABLES

Receivables consist of the following:

                                          						1994            1993
                                    				------------   -------------
Trade                                   $ 10,690,265   $   8,631,609
Installment - owned                        6,652,572       5,463,915
Holdback on accounts sold                  7,847,932       6,711,903
Other                                        589,965         385,424
                                   					------------   -------------
                                   					  25,780,734      21,192,851
Less allowance for
       	doubtful accounts                  4,299,567       4,110,040
                                   					------------   -------------
       	Net receivables                   21,481,167      17,082,811
Less noncurrent portion                    8,621,000       6,920,000
                                   					------------   -------------
       	Net current receivables         $ 12,860,167   $  10,162,811
                                   					============   =============

Installment receivables owned by Finance are net of unearned interest charges of $914,866 and $767,091 at December 31, 1994 and 1993, respectively. See Note 5 for additional information on installment receivables and Note 6 for information regarding the use of receivables to secure borrowings.

(3) INVENTORIES

Inventories consist of the following:

                            					 1994             1993
                         -------------   --------------
FIFO cost:
	Raw materials           $  11,790,577   $    9,930,923
	Work-in-process             7,464,584        7,081,883
	Finished goods             38,325,314       36,149,809
                     				   57,580,475       53,162,615
                     				-------------   --------------
Excess of FIFO cost over
	LIFO inventory value      (10,544,217)      (8,085,250)
                     				-------------   --------------
                     				$  47,036,258   $   45,077,365
                     				=============   ==============

At December 31, 1994, approximately 76% of the Company's inventories were valued on the LIFO method. Net earnings for 1994, 1993 and 1992 are approximately $1,475,000 ($.43 per share), $754,000 ($.22 per share) and $749,000 ($.22 per share), respectively, less than would have been reported had the FIFO method been used.

During the past three years, certain inventories were reduced, resulting in the liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the current cost of inventories. The effect of these inventory liquidations was to increase net earnings for 1994, 1993 and 1992 by approximately $187,000 ($.05 per share), $694,000 ($.20 per share) and $519,000 ($.15 per share), respectively.

See Note 6 for information regarding the use of inventories to secure borrowings.

(4) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                   					1994           1993
                             			------------   ------------
Land                            $    413,865   $    472,205
Buildings and building
  	equipment                       8,211,444      7,743,880
Machinery and equipment           19,154,232     17,698,131
Leasehold improvements               675,743        872,073
                            				------------   ------------
                            				  28,455,284     26,786,289
Less accumulated
  	depreciation and
  	amortization                   14,600,304     13,122,190
                            				------------   ------------
                            				$ 13,854,980   $ 13,664,099
                            				============   ============

See Note 6 for information regarding the use of property, plant and equipment to secure borrowings.

(5) DISCLOSURE REGARDING FINANCE SUBSIDIARY

The Company sells certain of its musical products to customers on the installment method. The Company has a continuing agreement to sell all of its installment receivables to Finance. Also, Finance purchases installment receivables for musical products from independent retail dealers.

In December 1994, Finance amended its agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $82,000,000 from $72,000,000. Certain installment receivables are not eligible for sale and are retained by Finance. Finance continues to service all installment receivables sold.

At the time of each installment receivable sale, Finance receives cash equal to the unpaid principal balance of the contracts, less a holdback of 10% of the principal balance of the contracts sold.

The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the lives of the contracts, the difference between the actual yield on the installment contracts sold, using the interest method, and the amount retained by the buyer, is remitted to Finance and reported as "Income on the sale of installment receivables" in the Consolidated Statements of Earnings.

In February 1994, Finance entered into a five year interest rate modification agreement in order to reduce the potential impact of increases in interest rates on $20,000,000. The agreement entitles Finance to receive from the counterparty, on a monthly basis, interest income to the extent the floating rate retained by the buyer exceeds 6% or will pay interest expense to the extent the floating rate is less than 6%. Finance is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate swap, but has no off-balance sheet credit risk of accounting loss. Finance anticipates, however, that the counterparty will be able to fully satisfy their obligations under the contract. Finance does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparty.

The installment contracts are written generally at fixed rates ranging from 12% to 16% with terms extending over three to five years. The interest retained by the buyer for 1994, 1993 and 1992 represented an average interest rate of 5.9%, 4.3% and 4.9%, respectively.

Under the sale agreements, Finance is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectable. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related 10% holdback.

At December 31,1994, the balance of installment receivables on which Finance remains contingently liable, is as follows:

Principal balance of
  	installment receivables sold            $  76,116,607
Less related holdback                          7,847,932
                                     						-------------
                                     						$  68,268,675
                                     						=============

Installment receivables are secured by the musical products. These receivables, other than those originated by the Company's retail stores, are accepted with recourse to the Company's dealers if the related instrument is repossessed. Management believes an adequate allowance has been provided for any uncollectable receivables.

Finance has guaranteed the Company's revolving line of credit. Also, under the covenants of the Company's debt agreements, Finance can only pay dividends or repurchase its own stock to the extent its net worth exceeds $4,000,000. During 1993, Finance declared and paid a dividend of $10,000,000 to the Company.

Condensed balance sheets of Finance are as follows:

ASSETS                                          1994           1993
                                   					------------   ------------
Installment receivables owned           $  6,652,572   $  5,463,915
Holdback on accounts sold                  7,847,932      6,711,903
Allowance for doubtful
  	accounts                                 (487,699)      (554,478)
                                   					------------   ------------
  	Installment receivables, net           14,012,805     11,621,340
Deferred income taxes                      1,006,536      1,239,186
Other assets                               2,823,292      1,872,629
                                   					------------   ------------
  	Total assets                         $ 17,842,633   $ 14,733,155
                                   					============   ============

LIABILITIES AND SHAREHOLDER'S EQUITY
Other liabilities                       $  4,569,732   $  4,829,260
Due to parent                              6,916,216      5,556,007
Shareholder's equity                       6,356,685      4,347,888
                                        ------------   ------------
  	Total liabilities and
	     shareholder's equity              $ 17,842,633   $ 14,733,155
                                   					============   ============

Condensed statements of earnings of Finance are as follows:

                            					1994           1993           1992
                      			------------   ------------   ------------
Income on
	installment
	receivables:
	   Sold                 $  4,987,441   $  5,746,125   $  5,256,583
	   Owned                     564,085        443,431        308,220
Other operating
	income                       351,946        543,294        574,166
                     				------------   ------------   ------------
	Total revenue              5,903,472      6,732,850      6,138,969

Expenses:
	General and
	   admin-
	   istrative               2,509,811      2,195,333      2,051,657
	Provisions for
	   doubtful
	   accounts                  120,000        270,000        460,000
	Interest                      63,864         44,200         39,471
                     				------------   ------------   ------------
	Earnings before
	   income taxes            3,209,797      4,223,317      3,587,841
Income taxes                1,201,000      1,701,000      1,435,000
                     				------------   ------------   ------------
  	Net earnings          $  2,008,797   $  2,522,317   $  2,152,841
                     				============   ============   ============

(6) LONG-TERM DEBT

Long-term debt consists of the following:

                                   					1994           1993
                            				------------   ------------
Revolving line of credit        $ 16,746,319   $ 10,337,588
Term loan                          5,000,000      4,571,976
Industrial Development
  	Bonds                                   -        774,000
                             			------------   ------------
                            				  21,746,319     15,683,564

Less current portion              16,746,319     11,299,100
                            				------------   ------------
Long-term debt, less
  	current portion              $  5,000,000   $  4,384,464
                            				============   ============

In February 1994, the Company reduced the revolving line of credit (Revolver) from $60,000,000 to $40,000,000 and extended the initial due date from December 31, 1994 to February 15, 1999. The Revolver is renewable for three consecutive one-year periods beyond February 15, 1999. Amounts outstanding under the Revolver are due one year after demand. However, the lender retains absolute discretion regarding further advances, even if no event of default then exists. Accordingly, the Revolver has been classified as current portion of long-term debt.

Under the Revolver, the lender will make available a line of credit based upon certain percentages of the value of the Company's inventories and trade accounts receivable. At December 31, 1994, the Company had approximately $23,254,000 of additional borrowing available under this line of credit.
The annual rate of interest under the Revolver is 150 basis points plus the greater of the LIBOR on three month deposits or the rate on 60 day high grade commercial paper. The rate under the Revolver was 8.0% at December 31, 1994. The annual rate of interest under the previous Revolver was the prime lending rate plus 50 basis points, which was 6.5% at December 31, 1993.

In February 1994, the Company refinanced the term loan for $5,000,000 with an option for an additional $5,000,000 exercisable during the first two years. The new term loan is payable in monthly principal installments of $75,000 beginning March 1, 1996 with a final payment of $2,300,000 on February 28, 1999. The annual rate of interest under the new term loan is a fixed rate of 7.1%. The annual rate of interest under the old term loan was the prime lending rate, which was 6% at December 31, 1993.

In December 1994, the Company entered into a two year interest rate modification agreement to reduce the potential impact of increases in interest rates on $40,000,000 of floating-rate long-term debt. The agreement entitles the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate cap, but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparty will be able to fully satisfy their obligations under the contract. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparty.

Substantially all of the assets of the Company and its subsidiaries are pledged as collateral under the various debt agreements.

The Company's debt agreements contain covenants that restrict, among other things, the payment of dividends, the repurchase of the Company's common stock and the Company's ability to incur new indebtedness and to enter new businesses. Such agreements permit the payment of dividends or repurchase of the Company's common stock equal to the lesser of (i) 50% of the Company's cumulative net earnings since January 1, 1986 or (ii) the amount of unused borrowing available under the Company's Revolver, reduced by the unpaid portion of the term loan. Accordingly, at December 31, 1994, approximately $18,254,000 is available for the payment of dividends or the repurchase of the Company's common stock. The Company's debt agreements contain provisions by which a default under one agreement constitutes a default under the other agreements. The Company is in compliance with these covenants.

Scheduled long-term debt repayments relating to the term loan amount to $0 in 1995, $750,000 in 1996, $900,000 in 1997, $900,000 in 1998 and $2,450,000
in 1999.

(7) INCOME TAXES

Effective January 1, 1993, the Company adopted FAS 109. The adoption of FAS 109 had no effect on the financial condition or results of operations of the Company.

The components of income tax expense (benefit) from operations are as follows:

                     				1994           1993            1992
              			------------    -----------     -----------
Current:
	Federal         $  1,594,000    $ 2,386,000     $ 3,625,000
	State                158,000        743,000         907,000
	Foreign              204,000        261,000         303,000
              			------------    -----------     -----------
              			   1,956,000      3,390,000       4,835,000
              			------------    -----------     -----------
Deferred:
	Federal           (1,548,000)       540,000        (606,000)
	State               (194,000)       190,000        (139,000)
              			------------   ------------     -----------
              			  (1,742,000)       730,000        (745,000)
              			------------   ------------     -----------
              			$    214,000   $  4,120,000     $ 4,090,000
              			============   ============     ===========

Earnings before income taxes and cumulative effects of changes in accounting principles aggregated $226,000, $9,660,000 and $9,615,000 for domestic operations and $333,000, $625,000 and $411,000 for foreign operations in 1994, 1993 and 1992, respectively.

The difference between the taxes provided from operations in the accompanying consolidated statements of earnings and the amount which would be computed by applying the U.S. Federal income tax rate to earnings before income taxes and cumulative effects of changes in accounting principles is as follows:

                     				      1994             1993            1992
                     				----------      -----------     -----------
Computed
	expected tax            $  190,000      $ 3,497,000     $ 3,409,000
State income taxes
	(benefits), net
	of Federal tax
	benefit                    (24,000)         602,000         507,000
Other                        48,000           21,000         174,000
                     				----------      -----------     -----------
                     				$  214,000      $ 4,120,000     $ 4,090,000
                     				==========      ============    ===========

The significant components of deferred income tax expense (benefit) attributable to income from operations are as follows:

		                          		1994          1993              1992
                   			 -----------   -----------       -----------
Writedown of
  	inventories         $  (515,000)  $   394,000       $  (123,000)
Allowance for
  	doubtful
  	accounts                 80,000       371,000           (39,000)
Nondeductible
  	accruals               (997,000)      131,000          (489,000)
Other                     (310,000)     (166,000)          (94,000)
                   			------------    ----------       -----------
Deferred tax
  	expense
  	(benefit)          $ (1,742,000)   $  730,000       $  (745,000)
                   			============    ==========       ===========

Components of deferred tax balances as of December 31, 1994 are as follows:

Deferred tax assets:
	Accounts receivable, principally
	     due to allowance for
	     doubtful accounts                       $   2,460,000
	Nondeductible accruals, principally
	     due to accrual for financial
	     reporting purposes                          3,804,000
	Inventories, principally due to
	     nondeductible reserves                      1,394,000
	Other                                              288,000
                                   						     -------------
	     Total gross deferred tax assets             7,946,000
                                   						     -------------
Deferred tax liabilities:
	Property, plant and equipment,
	     principally due to differences
	     in depreciation                            (1,030,000)
	Investments in affiliated companies,
	     principally due to undistributed
	     income of affiliated companies               (262,000)
	State income taxes                                (365,000)
                                   						     -------------
	     Total gross deferred tax liabilities       (1,657,000)
                                   						     -------------
	     Net deferred tax assets                 $   6,289,000
                                   						     =============

In the opinion of management, no valuation allowance related to deferred tax assets was required at December 31, 1994. Based on the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of recorded deferred tax assets. There can be no assurance, however, that the Company will generate any earnings or any specific level of continued earnings.

(8) ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following:

                                         							1994           1993
                                  						------------    -----------
Accrued liabilities:
	Reserve for installment
	     receivables sold
	     with recourse                      $  2,296,000    $ 2,706,000
	Compensation                               1,210,888      1,780,800
	Other                                      3,364,429      2,985,033
                                   						------------    -----------
                                   						$  6,871,317    $ 7,471,833
                                   						============    ===========
Other liabilities:
	Postretirement and
	     postemployment                     $  4,021,688    $ 2,588,459
	Deferred compensation                      2,413,807      2,282,248
	Other                                      3,513,820      3,817,242
                                   						------------    -----------
                                   						$  9,949,315    $ 8,687,949
                                   						============    ===========

(9) RETIREMENT PLANS

The Company maintains retirement plans under Section 401(k) of the Internal Revenue Code. Under these plans, the Company makes an annual contribution equal to 3% of compensation paid to all covered employees. To the extent employees contribute up to 6% of their compensation, the Company will match a portion of each dollar contributed. The Company also maintains a deferred compensation plan for certain key employees and a defined benefit plan for certain hourly employees. The cost of providing these retirement benefits is as follows:

                       		       1994          1993           1992
                         -----------   -----------   -----------
Defined
	contribution
	401(k)                  $   801,000   $   732,000    $   772,000
Deferred
	compensation                255,000       232,000        211,000
Defined benefit              226,000       206,000        161,000
                     				-----------   -----------    -----------
                     				$ 1,282,000   $ 1,170,000    $ 1,144,000
                     				===========   ===========    ===========

(10) POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company is contractually obligated to make health care benefits available to a certain group of retired employees. Also, the Company sponsors several postemployment plans for various groups of employees. These plans' provisions include severance benefits in which the employees' rights either vest or accumulate for each additional year of service performed. The Company funds these postretirement and postemployment benefits primarily on a pay-as-you-go basis.

In the fourth quarter of 1993, the Company adopted the provisions of FAS 106 and 112. The Company elected to recognize the combined benefit obligations of $2,673,000 retroactive to January 1, 1993 as accounting changes. On an after-tax basis, this charge was $1,604,000 or $.47 per share. Previously reported first quarter results in 1993 have been restated to reflect the adoption of FAS 106 and 112 as of January 1, 1993. The adoption of these standards had no impact on consolidated cash flows. In 1992, prior to the adoption of FAS 106 and 112, the cost of postretirement and postemployment benefits were recognized when incurred and were not material.

(11) SHAREHOLDERS' EQUITY

At December 31, 1994 and 1993 the Company had 14,000,000 shares of $.01 par value common stock authorized and 4,164,944 and 4,163,944 shares issued, respectively. As of those dates the Company held 749,748 and 748,800 shares in treasury, respectively.

The Company maintains two incentive stock option plans (Plans). Under these Plans, options for 450,000 shares of common stock may be granted to key managerial personnel of the Company. The option price shall not be less than the fair market value of the common stock at the date of grant.

A summary of the activity of these Plans follows:

                                                							       Average
                           				  Shares subject             per share
                           				       to option          option price
                            				  --------------         -------------
Balance, December 31, 1992               123,500         $       11.45
       	Options exercised                (16,000)                10.52
       	Options expired                   (4,000)                16.93
                            				  --------------         -------------
Balance, December 31, 1993               103,500                 11.38
       	Options granted                   40,000                 16.00
       	Options exercised                 (1,000)                 9.50
       	Options expired                   (2,500)                12.53
                             			  --------------         -------------
Balance, December 31, 1994               140,000         $       12.69
                            				  ==============         =============
Exercisable at December 31, 1994         103,000         $       11.51
                            				  ==============         =============

The Company has also granted a key employee a non-qualified stock option to acquire 100,000 shares of common stock at an exercise price of $12.50 per share, the market price on the date of the grant. These shares vest 20% during 1994 and 20% on each anniversary thereafter and expire ten years after grant.

Annually the Company also grants to each non-employee director, non-qualified stock options for 2,000 shares at an exercise price equal to the market price on the date of the grant. Under this arrangement, at December 31, 1994, there were options for 36,000 shares outstanding and exercisable, at an average option price per share of $12.67.

(12) OTHER INCOME (EXPENSE)

In March 1993, the contents of one of the Company's finished goods warehouses were damaged by exposure to smoke from a fire adjacent to the warehouse. The Company received insurance proceeds equal to the wholesale value of the inventory destroyed. Accordingly, a gain of approximately $1,412,000 on the insurance settlement is included in the 1993 Consolidated Statements of Earnings as "Other operating income, net."

On January 27, 1993, the Company entered into an agreement in principle whereby Peridot Associates, Inc. (Peridot) would acquire all outstanding shares of the Company's common stock at a per share price of $18.25, subject to certain contingencies. The agreement expired on May 16, 1993. Under the agreement, the Company was obligated to reimburse Peridot $800,000 for certain expenses incurred by Peridot. Additionally, the Company incurred other expenses of approximately $305,000 related to the proposed acquisition. These combined expenses are included in the 1993 Consolidated Statements of Earnings as "Other operating income, net."

(13) COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in litigation arising in its normal course of business. The Company does not believe that any existing claim or suit will have a material adverse effect on the business or financial condition of the Company.

The operations of the Company and its predecessors are subject to federal, state and local laws regulating the discharge of materials into the environment. Although on several occasions the Company has been the subject of inquiries from government agencies and/or persons who may be held responsible for environmental liabilities relating to the sites in question, the Company has been made a party to actual proceedings on only one occasion to date. The Company's actual liability in such matter was not material. The Company does not anticipate that any environmental matters currently known to the Company will result in additional proceedings against the Company or in any material liability.

At December 31, 1994, the Company was obligated under non-cancellable operating leases for real and personal property, expiring on various dates to 1999, which are subject to certain renewal and purchase options. Minimum rental payments for each of the five years ending December 31, 1999, are approximately $931,000, $817,000, $334,000, $182,000 and $54,000,
respectively. Minimum rental payments due after 1999 are not significant. Rent expense under operating leases amounted to $1,002,000 for 1994, $1,163,000 for 1993 and $1,158,000 for 1992.

Certain Wurlitzer dealers finance their inventory with floor plan loans from an independent bank. Dealers can borrow money from the bank based upon the value of the inventory purchased from Wurlitzer, with the musical instruments pledged as collateral. The dealers are required to pay the bank monthly interest payments and pay principal balance after inventory is sold or held longer than twelve months. The bank may request Wurlitzer to repurchase notes due from delinquent dealers. If Wurlitzer does not repurchase such notes, the bank can terminate the floor plan agreement with the dealers and require Wurlitzer to repurchase up to $2,200,000 of the outstanding dealer notes. The Company believes the financial statements contain adequate provisions for any loss that may be incurred as a result of this commitment.

(14) SEGMENT INFORMATION

A summary of operations by major segment follows:

                            					 1994            1993            1992
                      			-------------   -------------   -------------
Revenue:
	Musical
	   products
	   and other            $  96,974,257   $  94,737,086   $  97,369,293
	Electronic
	   contracting             28,361,502      28,907,836      15,936,673
	Financing
	   services                 5,903,472       6,732,850       6,138,969
                     				-------------   -------------   -------------
                     				$ 131,239,231   $ 130,377,772   $ 119,444,935
                     				=============   =============   =============
Operating profit (loss):
	Musical
	   products
	   and other            $  (2,060,714)  $   4,682,132   $   7,399,982
	Electronic
	   contracting              2,103,503       4,281,692       2,214,185
	Financing
	   services                 2,616,661       3,553,383       3,022,054
                     				-------------   -------------   -------------
                     				$   2,659,450   $  12,517,207   $  12,636,221
                     				=============   =============   =============

Identifiable assets:
	Musical
	   products
	   and other            $  66,498,267   $  63,735,935   $  66,149,255
	Electronic
	   contracting             13,119,372      11,459,325       8,956,185
	Financing
	   services                17,842,633      14,733,155      16,559,828
                     				-------------   -------------   -------------
                     				$  97,460,272   $  89,928,415   $  91,665,268
                     				=============   =============   =============
Depreciation:
	Musical
	   products
	   and other            $   1,980,160   $   2,056,043   $   2,055,004
	Electronic
	   contracting                273,191         261,409         253,497
                     				-------------   -------------   -------------
                     				$   2,253,351   $   2,317,452   $   2,308,501
                     				=============   =============   =============
Capital additions:
	Musical
	   products
	   and other            $   1,654,438   $   1,637,813   $   1,137,199
	Electronic
	   contracting                848,134         452,679         235,099
                     				-------------   -------------   -------------
                     				$   2,502,572   $   2,090,492   $   1,372,298
                     				=============   =============   =============

The electronic contracting segment assembles printed circuit boards and electro-mechanical devices for original equipment manufacturers outside the music industry.

The 1994 operating profit of the musical products and other segment was lower due to the write-down of certain inventory. The 1994 operating profit of the electronic contracting segment was lower due to lower margins on a changing mix of sales. The 1994 operating profit on the financing services segment was lower due to higher interest cost. In addition, the 1994 operating profit of all three segments was lower due to the allocation of expense associated with the transition of senior management.

The Company uses the LIFO method of valuing musical products inventory and the FIFO method for electronic contracting inventory.

(15) QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended December 31, 1994 and 1993 are as follows (in thousands, except per share amounts):
1994                                                First      Second       Third      Fourth         Year
----                                            ---------   ---------   ---------   ---------   ----------
Net sales                                       $  25,572   $  28,076   $  30,570   $  38,129   $  122,347
                                          						---------   ---------   ---------   ---------   ----------
Gross profit                                        6,235       6,689       6,539       5,855       25,318
                                          						---------   ---------   ---------   ---------   ----------
Net earnings (loss)                                   705         673         672      (1,705)         345
                                          						---------   ---------   ---------   ---------   ----------
Net earnings (loss) per share                         .21         .20         .20        (.50)         .10

1993
----
Net sales                                       $  28,073   $  26,776   $  27,821   $  37,987   $  120,657
                                          						---------   ---------   ---------   ---------   ----------
Gross profit                                        6,833       6,515       6,438      10,901       30,687
                                          						---------   ---------   ---------   ---------   ----------
Earnings before cumulative effects
  	of changes in accounting principles              1,217       1,150         846       2,952        6,165
Cumulative effect of changes in
  	accounting for postretirement and
  	postemployment benefits                         (1,604)          -           -           -       (1,604)
                                          						---------   ---------   ---------   ---------   ----------
Net earnings (loss)                             $    (387)  $   1,150   $     846   $   2,952   $    4,561
                                          						=========   =========   =========   =========   ==========
Earnings per share:
  	Before cumulative effects of changes
	     in  accounting principles                 $     .36   $     .34   $     .25   $     .86   $     1.81
  	Cumulative effect of changes in
	     accounting for postretirement
	     and postemployment benefits                    (.47)          -           -           -         (.47)
                                          						---------   ---------   ---------   ---------   ----------
  	Net earnings (loss) per share                $    (.11)  $     .34   $     .25   $     .86   $     1.34
                                          						=========   =========   =========   =========   ==========

Fourth quarter adjustments in 1994, primarily from inventory write-downs related to decisions to upgrade technology on certain musical instruments and expenses associated with the transition of senior management, decreased net earnings per share by $.88.

Fourth quarter adjustments in 1993, primarily related to inventories, increased net earnings per share by $ .25.

During the fourth quarter of 1993, the Company implemented Statements of Financial Accounting Standards No. 106 and No. 112, retroactive to January 1, 1993. These accounting changes reduced previously reported first quarter results in 1993 by the cumulative after-tax charge of $1,604 ($.47 per share). The impact of implementing these standards on previously reported second and third quarter results for 1993 was not material.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
FIVE-YEAR SUMMARY
(In thousands, except per share amounts)
                                   					       1994        1993         1992         1991         1990
                                    				  ---------   ---------   ----------   ----------   ----------
Earnings Statement Data:
Net sales                                 $ 122,347   $ 120,658   $  110,077   $  103,230   $  116,252
Cost of goods sold                           97,029      89,971       79,637       74,038       84,057
                                   					  ---------   ---------   ----------   ----------   ----------
       	Gross profit                         25,318      30,687       30,440       29,192       32,195
Income on the sale of
       	installment receivables               4,987       5,746        5,257        4,023          715
Interest income on
       	installment receivables                 564         443          308          350        2,633
Other operating income, net                   3,341       3,531        3,803        3,769        3,830
                                   					  ---------   ---------   ----------   ----------   ----------
                                   					     34,210      40,407       39,808       37,334       39,373
Operating expenses:
     	Selling, general
             and administrative              30,246      26,188       25,119       23,970       25,192
       	Provision for doubtful account        1,304       1,702        2,053        2,132        1,732
                                    				  ---------   ---------   ----------   ----------   ----------
       	Operating Profit                      2,660      12,517       12,636       11,232       12,449
Interest expense                              2,101       2,232        2,610        3,933        6,178
                                   					  ---------   ---------   ----------   ----------   ----------
    	Earnings before taxes and
              		cumulative effects of
              		changes in accounting
              		principles                      559      10,285       10,026        7,299        6,271
Income taxes                                    214       4,120        4,090        2,884        2,513
                                   					  ---------   ---------   ----------   ----------   ----------
    	Earnings before cumulative
              		effects of changes in           345       6,165        5,936        4,415        3,758
              		accounting principles
Cumulative effect of changes in
              		accounting for
              		postretirement
              		and postemployment
              		benefits                          -      (1,604)           -            -            -
                                   					  ---------   ---------   ----------   ----------   ----------
    	Net earnings                         $     345   $   4,561   $    5,936   $    4,415   $    3,758
                                   					  =========   =========   ==========   ==========   ==========

Earnings per share:
    	Before cumulative effects
       		of changes
       		in accounting
       		principles                       $     .10   $    1.81   $     1.75   $     1.30   $     1.06
	Cumulative effect of changes in
       		accounting for
     	   postretirement
    		   and postemployment
     	   benefits                                 -       (0.47)           -            -            -
                                    				  ---------   ---------   ----------   ----------   ----------
    	Net earnings per share               $     .10   $    1.34   $     1.75    $    1.30   $     1.06
                                   					  =========   =========   ==========   ==========   ==========
BALANCE SHEET DATA (AT DECEMBER 31):
    	Working capital                      $  36,441   $  35,941   $   29,998    $  26,783   $   26,244
                                   					  ---------   ---------   ----------   ----------   ----------
    	Total assets                            97,460      89,928       91,665       86,860       90,800
                                   					  ---------   ---------   ----------   ----------   ----------
    	Current portion of long-term
	        debt                                16,746      11,299       18,622       24,550       26,880
                                   					  ---------   ---------   ----------   ----------   ----------
    	Long-term debt, less current
         portion                              5,000       4,384        5,346        7,167       13,488
                                   					  ---------   ---------   ----------   ----------   ----------
    	Shareholders' equity                    50,154      49,892       45,163       39,227       34,812
                                   					  ---------   ---------   ----------   ----------   ----------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

1994 COMPARED TO 1993

Net earnings were $.3 million compared to $4.6 million for 1993. Net earnings for 1994 were adversely impacted by the inventory write-downs relating to decisions to upgrade technology on certain musical instruments and expenses associated with the transition of senior management as well as lower operating margins on a changing mix of sales in both music products and electronic contracting businesses. Previous year net earnings were favorably affected by these items: a successful piano promotion, a large one-time order in the electronic contracting business and a LIFO inventory adjustment.

Net sales aggregated $122.3 million which were comparable to $120.7 million in sales for 1993. Net sales from the piano and organ business were lower than the previous year due to lower unit volume in 1994, reflective of a successful piano promotion in 1993 as well as a continuing decline in home organ unit sales. The Company's sales of non-portable home organs declined steadily during the last decade, reflecting a general decline in this market. Electronic contracting sales were comparable with 1993 as a result of a large one-time order in 1993 of $4.7 million partially offset by a 23% increase in sales to the top fifteen electronic contracting customers. Furniture contracting sales, which commenced in the fourth quarter of 1993, grew to approximately $2.5 million in 1994 due primarily to sales to two customers.

Gross profit for 1994 declined from 1993 as a result of lower margins on a changing mix of sales in both the music products and electronic contracting businesses as well as the write-down of certain inventories.

The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. The 1994 gross profit is $2.5 million less than the amount that would have been presented had the first-in, first-out (FIFO) method been used.

Income on the sale of installment receivables generated by the Company's financing operation for 1994 decreased $.8 million from 1993. This decrease is primarily the result of higher interest costs under both the floating interest rate provision of the sale agreement and a $20 million interest rate modification agreement. See 'Liquidity and Capital Resources.'

Other operating income decreased due primarily to a non-recurring favorable insurance settlement during 1993 partially offset by expenses related to a proposed acquisition of Baldwin in that same year.

Selling, general and administrative expenses increased $4.1 million from 1993 chiefly as a result of a new sales program aimed at accessing customers in locations not serviced by existing Baldwin or Wurlitzer dealers as well as expenses associated with the transition of senior management.

The provision for doubtful accounts has declined due to continued reductions in losses experienced.

In the fourth quarter of 1993, the Company adopted the provisions of Statements of Financial Accounting Standards No. 106 (FAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 112 (FAS
112), "Employers' Accounting for Postemployment Benefits." The Company elected to recognize the combined benefit obligations of $2.7 million retroactive to January 1, 1993 as accounting changes. On an after-tax basis, this charge amounted to $1.6 million or $.47 per share.

1993 COMPARED TO 1992

Net earnings for 1993 were $4.6 million compared to $5.9 million for 1992. The decrease in net earnings was primarily the result of the cumulative effect of accounting changes in 1993.

Net sales for 1993 amounted to $120.7 million compared to $110.1 million for 1992. Net sales for 1993 from the piano and organ business were lower than the previous year due to a decrease in unit volume offset partially by price increases. Electronic contracting sales increased sharply in 1993 resulting from a large one-time order of $4.7 million as well as increased volume with the Company's existing customer base.

The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. The 1993 gross profit is $1.3 million less than the amount that would have been presented had the first-in, first-out (FIFO) method been used.

Income on the sale of installment receivables for 1993 increased $.5 million over 1992. This increase is primarily the result of lower interest costs under the floating interest rate provision of the sale agreement, as well as an increase in the portfolio sold. See 'Liquidity and Capital Resources.'

Selling, general and administrative expenses increased $1.1 million from 1992 primarily due to a piano promotion program in 1993 and higher sales commissions, related to increased electronic contracting sales.

Interest expense for 1993 decreased $.4 million, primarily due to reduced average borrowing. The Company used 1993 net earnings and decreased inventories to reduce average borrowing.

Effective January 1, 1993, the Company implemented the provisions of Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The adoption of FAS 109 had no effect on the financial condition or results of operations of the Company.

INFLATION, OPERATIONS AND INTEREST RATES

The impact of inflation on manufacturing and operating costs can affect the Company's results. However, the Company has generally been able to offset the effects of inflation by price increases and operating efficiencies.

The operations of the Company and its predecessors are subject to federal, state and local laws regulating the discharge of materials into the environment. Although on several occasions the Company has been the subject of inquiries from government agencies and/or persons who may be held responsible for environmental liabilities relating to the sites in question, the Company has been made a party to actual proceedings on only one occasion to date. The Company's actual liability in such matter was not material.
The Company does not anticipate that any environmental matters currently known to the Company will result in additional proceedings against the Company or in any material liability.

The Company's and its subsidiaries' operating results are sensitive to changes in interest rates primarily because of fixed interest rates on installment receivables and floating interest rates on a substantial portion of indebtedness. Additionally, the buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision.

The Company can partially offset the effect of interest rate changes by adjusting display fees on its consigned inventory and interest rates on its new installment receivable contracts. In December 1994, the Company entered into a two year interest rate modification agreement to reduce the potential impact of increases in interest rates on $40.0 million of floating-rate long-term debt. The agreement entitles the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate cap, but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparty will be able to fully satisfy their obligations under the contract. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparty.

Effective February 15, 1994, the annual rate of interest under the revolving line of credit (Revolver) is 150 basis points plus the greater of the LIBOR on three month deposits or the rate on 60 day high grade commercial paper.

LIQUIDITY AND CAPITAL RESOURCES

The Company and its wholly-owned finance subsidiary (Finance) require significant working capital to support their operations. Working capital requirements fluctuate throughout the year.

The Company ships musical instruments and clocks to its Baldwin dealer network on a consignment basis. Management believes the consignment program creates a competitive advantage for its dealers. Dealers are able to display a larger and more comprehensive product line than they may otherwise be able to without the Company's financial support. Also the consignment program is advantageous to the Company for income tax purposes, and management believes the consignment method minimizes losses from dealers.

Because the Company finances inventory on consignment to Baldwin dealers, the Company's borrowing is higher than comparable companies not operating on the consignment basis. Management believes the advantages of the consignment program are greater than the risks associated with the higher leverage.

In February 1994, the Company reduced the Revolver from $60.0 million to $40.0 million and extended the initial due date from December 31, 1994 to February 15, 1999. The Revolver is renewable for three consecutive one-year periods beyond February 15, 1999. Amounts outstanding under the Revolver are due one year after demand. However, the lender retains absolute discretion regarding further advances, even if no event of default then exists.

Under the Revolver, the lender will make available a line of credit based upon certain percentages of the value of the Company's inventories and trade accounts receivable. At December 31, 1994, the Company had approximately $23.3 million of additional borrowing available under this line of credit.

The Company's debt agreements contain covenants that restrict, among other things, the payment of dividends, the repurchase of the Company's common stock and the Company's ability to incur new indebtedness and to enter new businesses. Such agreements permit the payment of dividends or repurchase of the Company's common stock equal to the lesser of (i) 50% of the Company's cumulative net earnings since January 1, 1986 or (ii) the amount of unused borrowing available under the Company's Revolver, reduced by the unpaid portion of the term loan. Accordingly, at December 31, 1994, approximately $18.3 million is available for the payment of dividends or the repurchase of the Company's common stock. Also, under the covenants of the Company's debt agreements, Finance can only pay dividends or repurchase its own stock to the extent its net worth exceeds $4.0 million. The Company's debt agreements contain provisions by which a default under one agreement constitutes a default under the other agreements.
The Company is in compliance with these covenants.

In December 1994, Finance amended its agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $82.0 million from $72.0 million. Certain installment receivables are not eligible for sale and are retained by Finance. Finance continues to service all installment receivables sold.

At the time of each installment receivable sale, Finance receives cash equal to the unpaid principal balance of the contracts, less a holdback of 10% of the principal balance of the contracts sold.

The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the life of the contracts, the difference between the actual yield on the installment contracts sold, using the interest method, and the amount retained by the buyer, is remitted to Finance as a service fee. In February 1994, Finance entered into a five year interest rate modification agreement in order to reduce the potential impact of increases in interest rates on $20.0 million. The agreement entitles Finance to receive from the counterparty, on a monthly basis, interest income to the extent the floating rate retained by the buyer exceeds 6% or will pay interest expense to the extent the floating rate is less than 6%. Finance is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate swap, but has no off-balance sheet credit risk of accounting loss. Finance anticipates, however, that the counterparty will be able to fully satisfy their obligations under the contract. Finance does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparty.

Proceeds from sale of installment receivables amounted to $53.6 million for 1994, $43.6 million for 1993 and $41.5 million for 1992. The increase in 1994 compared to 1993 and 1992 is largely the result of an increase in the volume of new installment contracts written at traditional keyboard dealers and at Company sponsored "event sales".

Under the sale agreements, Finance is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectable. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related 10% holdback. Finance remains contingently liable on approximately $68.3 million of installment receivables. Management believes an adequate allowance has been provided for any uncollectable receivables.

Certain Wurlitzer dealers finance their inventory with floor plan loans from an independent bank. Dealers can borrow money from the bank based upon the value of the inventory purchased from Wurlitzer, with the keyboard instruments pledged as collateral. The dealers are required to pay the bank monthly interest payments and pay principal balance after inventory is sold or held longer than twelve months. The bank may request Wurlitzer to repurchase notes due from delinquent dealers. If Wurlitzer does not repurchase such notes, the bank can terminate the floor plan agreement with the dealers and require Wurlitzer to repurchase up to $2.2 million of the outstanding dealer notes. The Company believes the financial statements contain adequate provisions for any loss that may be incurred as a result of this commitment.

Baldwin's Stock Repurchase Plan permits the Company to purchase an amount of the Company's common stock not to exceed the lesser of 1,033,000 shares or $12.4 million in dollar value. From the date the plan was adopted in November 1987 through March 1, 1994, the Company has repurchased 701,300 shares of its common stock at an aggregate purchase price of $5.7 million under the plan.

Capital expenditures amounted to $2.5 million in 1994 and $2.1 million in 1993. At December 31, 1994, the Company had no material outstanding capital commitments.

SHAREHOLDER INFORMATION

HOME OFFICE
422 Wards Corner Rd., Loveland, OH 45140-8390
(513) 576-4500

MANUFACTURING LOCATIONS
Conway, Fayetteville and Trumann, Arkansas;
Greenwood, Mississippi; Juarez, Mexico

RETAIL LOCATIONS
Company Owned Outlets:
Atlanta, Georgia; Chicago, Illinois; Cincinnati, Ohio;
Indianapolis, Indiana; Louisville and Lexington, Kentucky

Independent Keyboard Dealers (800)

REGISTRAR AND TRANSFER AGENT
The Provident Bank, One East Fourth St.
Cincinnati, Ohio 45202

AUDITORS
KPMG Peat Marwick LLP
Cincinnati, Ohio

SECURITIES MARKET
The NASDAQ National Market; Symbol: BPAO

ANNUAL MEETING
The Annual Meeting of Baldwin shareholders will be held on May 9, 1995, beginning at 11:00 a.m. at the Company's headquarters located at 422 Wards Corner Rd., Loveland, Ohio.

FORM 10-K
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by writing to Mr. Charles R. Juengling, Vice President, Treasurer and Secretary, Baldwin Piano & Organ Company, 422 Wards Corner Rd., Loveland, OH 45140.

MARKET AND DIVIDEND INFORMATION
The Company's common stock is not listed on any national securities exchange and its principal United States trading market is the NASDAQ National Market. Quotations reflect inter-dealer prices, without mark-up, mark-down or commission, and may not necessarily represent actual transactions. As of March 17, 1995, the number of outstanding shares of the Company's common stock was 3,415,196 and the approximate number of record holders of such shares was 144.

In connection with the Company's annual meetings of shareholders, the Company routinely polls the Depository Trust Company's participants to determine the number of sets of proxy materials required by each participant. The results of such polls, plus the shareholders of record, indicate the Company had approximately 800 beneficial shareholders including those held in "street name" by CEDE and Co., as of its last annual meeting. This number is consistent with the last three year average of proxy materials sent to the Company's shareholders.

The Company has paid no dividends since its inception and intends to continue its policy of retaining earnings to finance future growth. See Note 6 of Notes to Consolidated Financial Statements regarding limitations on the payment of dividends.

                                  					YEAR 1994
                           				 COMMON STOCK PRICE RANGE
                           				 ------------------------
Quarter                          High            Low
                           				 ------------------------
First                            $18 1/2         $15
Second                           $16 1/2         $13
Third                            $14 1/2         $11 3/4
Fourth                           $14 1/2         $10 1/4

                                   					YEAR 1993
                            				 COMMON STOCK PRICE RANGE
                            				 ------------------------
Quarter                          High            Low
                            				 ------------------------

First                           $18 1/2          $16 1/2
Second                          $18              $16 1/2
Third                           $17 3/4          $15 7/8
Fourth                          $17 1/2          $15