Form 10-K405, Exhibit 13
period 1995-12-31
BALDWIN PIANO & ORGAN CO /DE/
filed 1996-03-29
CIK 797315

INDEPENDENT AUDITORS' REPORT
To the Board of Directors and Shareholders of Baldwin Piano & Organ Company:

We have audited the accompanying consolidated balance sheets of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 12, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" and SFAS No. 112, "Employers' Accounting for
Postemployment Benefits" in 1993.

KPMG Peat Marwick LLP
Cincinnati, Ohio
February 23, 1996

Baldwin Piano & Organ Company and Subsidiaries
CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31, 1995, 1994 and 1993
(In thousands, except earnings per share)
                                                     								  1995            1994            1993
                                                   					 -------------   -------------   -------------
Net sales                                                   $  122,634      $  122,347      $  120,658
Cost of goods sold                                              97,123          97,029          89,971
     Gross profit                                               25,511          25,318          30,687
Income on the sale of installment receivables                    5,134           4,987           5,746
Interest income on installment receivables                         693             564             443
Other operating income, net                                      3,299           3,341           3,531
                                                 							 -------------   -------------   -------------
                                                        								34,637          34,210          40,407
Operating expenses:
     Selling, general and administrative                        25,264          30,246          26,188
     Provision for doubtful accounts                               965           1,304           1,702
                                                 							 -------------   -------------   -------------
        	Operating profit                                        8,408           2,660          12,517
Interest expense                                                 2,087           2,101           2,232
                                                 							 -------------   -------------   -------------
    	Earnings before income taxes and cumulative
       	  effects of changes in accounting principles            6,321             559          10,285
Income taxes                                                     2,361             214           4,120
                                                 							 -------------   -------------   -------------
    	Earnings before cumulative effects of changes
       	  in accounting principles                               3,960             345           6,165
Cumulative effect of changes in accounting for
  postretirement and postemployment benefits                         -               -          (1,604)
                                                   					 -------------   -------------   -------------
       	Net earnings                                        $    3,960      $      345      $    4,561
                                                 							 =============   =============   =============
Earnings per share:
       	Before cumulative effects of changes in
       	  accounting principles                             $     1.16      $      .10      $     1.81
       	Cumulative effect of changes in accounting for
       	  postretirement and postemployment benefits                 -               -            (.47)
                                                  							 -------------   -------------   -------------
        	Net earnings per share                              $     1.16      $      .10      $     1.34
                                                          =============   =============   =============

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 1995, 1994 and 1993 (In thousands)
                                                     								ADDITIONAL                   COST OF
                                        						     COMMON      PAID-IN      RETAINED      TREASURY
                                        						     STOCK       CAPITAL      EARNINGS       SHARES       TOTAL
                                          					  ----------   -----------   ---------   ------------   ---------
Balance, December 31, 1992                         $     42     $   11,900    $ 39,412    $   (6,191)    $ 45,163
       	Proceeds from exercise of stock options           -            168           -             -          168
       	Net earnings                                      -              -       4,561             -        4,561
                                          						  ---------    -----------   ---------   ------------   ---------
Balance, December 31, 1993                               42         12,068      43,973        (6,191)      49,892
       	Proceeds from exercise of stock options           -              9           -             -            9
       	Purchase for treasury                             -              -           -           (16)         (16)
       	Redemption of stock options                       -            (76)          -             -          (76)
       	Net earnings                                      -              -         345             -          345
                                          						  ---------    -----------   ---------   ------------   ---------
Balance, December 31, 1994                               42         12,001      44,318        (6,207)      50,154
       	Net earnings                                      -              -       3,960             -        3,960
                                          						  ---------    -----------   ---------   ------------   ---------
Balance, December 31, 1995                         $     42     $   12,001     $48,278    $   (6,207)    $ 54,114
                                          						  =========    ===========   =========   ===========    =========

See accompanying Notes to Consolidated Financial Statements.

Baldwin Piano & Organ Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS
December 31, 1995 and 1994 (In thousands, except share data)
                                                    								  1995            1994
                                                    				 -------------   -------------
ASSETS
Current assets:
      	 Cash                                                $      429      $      344
       	Receivables, net                                        14,338          12,860
       	Inventories                                             46,039          46,354
       	Deferred income taxes                                    4,072           5,095
       	Other current assets                                     4,719           3,462
							                                                  -------------   -------------
       	     Total current assets                               69,597          68,115
                                                 							 -------------   -------------
Installment receivables, less current portion                   11,215           8,621
Property, plant and equipment, net                              14,934          13,855
Deferred income taxes                                              457           1,194
Other assets                                                     5,226           5,675
                                                 							 -------------   -------------
	              Total assets                                 $  101,429      $   97,460
      							                                            =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
       	Current portion of long-term debt                   $   17,646      $   16,746
       	Accounts payable                                        10,227           7,218
       	Income taxes payable                                       622           1,521
       	Accrued liabilities                                      6,399           6,871
                                                 							 -------------   -------------
       	     Total current liabilities                          34,894          32,356
                                                   					 -------------   -------------
Long-term debt, less current portion                             4,250           5,000
Other liabilities                                                8,171           9,950
                                                 							 -------------   -------------
       	     Total liabilities                                  47,315          47,306
                                                 							 -------------   -------------
Shareholders' equity:
        Common stock (Issued 4,164,944 shares)                      42              42
       	Additional paid-in capital                              12,001          12,001
       	Retained earnings                                       48,278          44,318
                                                 							 -------------   -------------
                                                        								60,321          56,361
       	Less cost of 749,748 treasury shares                    (6,207)         (6,207)
                                                  						 -------------   -------------
       	     Total shareholders' equity                         54,114          50,154
                                                 							 -------------   -------------
       	     Total liabilities and shareholders' equity     $  101,429      $   97,460
                                                 							 =============   =============

See accompanying Notes to Consolidated Financial Statements.

Baldwin Piano & Organ Company and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1995, 1994 and 1993 (In thousands)
                                                   								  1995            1994            1993
                                              							 -------------   -------------   -------------
INCREASE (DECREASE) IN CASH
Cash flows from operating activities:
    	Net earnings                                        $    3,960      $      345      $    4,561
    	Adjustments to reconcile net earnings to net
     	  cash provided by (used in) operating
     	  activities:
    	     Cumulative effect of accounting changes                 -               -           1,604
    	     Depreciation and amortization                       2,656           2,553           2,677
    	     Gain on sale of assets                               (266)           (420)              -
    	     Provision for doubtful accounts                       965           1,304           1,702
          Deferred income taxes                               1,760          (1,294)            314
    	     Change in assets and liabilities:
           		  Trade receivables                               (956)         (3,191)         (2,779)
           		  Inventories                                      315          (1,277)          2,866
           		  Other current assets                          (1,257)         (1,181)            222
           		  Other assets                                      75            (350)            206
           		  Accounts payable, accrued
           		    liabilities and other liabilities              758           2,199             991
           		  Income taxes payable                            (899)           (992)         (1,261)
                                              							 -------------   -------------   -------------
          		      Net cash provided by (used in)
                   		 operating activities                    7,111          (2,304)         11,103
                                              							 -------------   -------------   -------------
Cash flows from investing activities:
    	Additions to property, plant and equipment              (3,934)         (2,503)         (2,090)
    	Proceeds from sale of assets                               839             479               -
                                              							 -------------   -------------   -------------
		               Net cash used in investing
                   		 activities                             (3,095)         (2,024)         (2,090)
                                              							 -------------   -------------   -------------
Cash flows from financing activities:
    	Installment receivables written                        (69,555)        (59,859)        (48,589)
    	Installment receivables liquidated                       4,839           3,751           4,284
    	Proceeds from sale of installment receivables           60,635          53,597          43,574
    	Purchase of shares for treasury                              -             (16)              -
    	Redemption of stock options                                  -             (76)              -
    	Net borrowing (principal payments) on long-term debt       150           6,063          (8,284)
    	Proceeds from exercise of stock options                      -               9             168
                                              							 -------------   -------------   -------------
        		       Net cash provided by (used in)
                  			 financing activities                   (3,931)          3,469          (8,847)
                                              							 -------------   -------------   -------------
Net increase (decrease) in cash                                  85            (859)            166
Cash at beginning of year                                       344           1,203           1,037
                                              							 -------------   -------------   -------------
Cash at end of year                                      $      429      $      344      $    1,203

                                              							 =============   =============   =============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                            1995             1994           1993
                                                     -------------   -------------   -------------
Cash paid during the year for:
    Interest                                            $    2,161      $    1,943      $    2,042
   	Income taxes                                        $    1,584      $    2,556      $    5,093
                                             							 =============   =============   =============

See accompanying Notes to Consolidated Financial Statements.

Baldwin Piano & Organ Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 1995, 1994 and 1993

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

  The accompanying consolidated financial statements include the accounts of Baldwin Piano & Organ Company (Company) and all of its subsidiaries. All material intercompany balances and transactions have been eliminated.

  REVENUE RECOGNITION

  The Company ships keyboard instruments to its dealer network on a consignment basis. Accordingly, revenue is recognized at the time the dealer sells the instrument to a third party. In 1995 the Company consolidated the Baldwin and Wurlitzer dealer networks in order to allow dealers to offer both Baldwin and Wurlitzer products. Previously, revenue related to the sale of Wurlitzer instruments was recognized and title transferred at the time of shipment to the Wurlitzer dealers. With the consolidation of the Baldwin and Wurlitzer dealer networks, revenue related to the sale of Wurlitzer instruments is now recognized at the time the dealer sells the instrument to a third party.

  The company produces electronic, furniture and musical components on behalf of other manufacturers. These contract businesses transfer title and recognize revenue at the time of shipment to their customers.

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

  The Company's wholly-owned finance subsidiary (Finance) has entered into agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $86 million. The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Finance continues to service all installment receivables sold. Over the lives of the contracts, the difference between the actual yield on the installment contracts sold, using the interest method, and the amount retained by the buyer under the floating interest rate provision is remitted to Finance as a service fee. This amount is recorded in the Consolidated Statements of Earnings as "Income on the sale of installment receivables."

  ALLOWANCE FOR DOUBTFUL ACCOUNTS

  An allowance for losses on receivables is provided through a charge to operations based on estimates of possible losses. Accounts deemed to be uncollectible are charged and recoveries credited to the allowance for doubtful accounts.

  INVENTORIES

  Inventories are stated at the lower of cost or market. Cost is determined using the last-in first-out (LIFO) method for a substantial portion of inventories. Cost for the remaining portion is determined using the first-in first-out (FIFO) method.

  PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related property. The estimated useful lives are principally as follows:

DESCRIPTION                            YEARS

Buildings                        25      -       35
Building equipment                       5
Machinery and equipment          3       -       10

  Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. The cost of maintenance, repairs, minor renewals and betterments of property, plant and equipment is charged to expense in the year incurred. Major expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives.

  OTHER ASSETS

  Other assets consists primarily of goodwill and display inventory. Goodwill, which represents the excess of purchase price over the fair value of the net assets acquired, is amortized on a straight line basis over the expected periods to be benefited, generally 40 years.

  INCOME TAXES

  The Company follows the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

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

  POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

  Effective January 1, 1993, the Company implemented the provisions of Statements of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions" and No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits." These standards require the Company to charge the expected cost of retiree health and certain postemployment benefits to expense during the years employees render service. In prior years, the Company recognized these benefits on a pay-as-you-go basis.

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

  DERIVATIVE FINANCIAL INSTRUMENTS

  Premiums paid for the purchased interest rate cap agreements are amortized to interest expense over the term of the caps. Unamortized premiums are included in other assets on the balance sheet. Amounts receivable under cap and swap agreements are accounted for as a reduction of interest expense. Amounts payable under swap agreements are accounted for as an increase in interest expense.

  EARNINGS PER SHARE

  Net earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year (3,415,196 shares for 1995, 3,415,262 shares for 1994 and 3,408,604 shares for 1993). No effect has been given to options outstanding under the Company's stock option plans as no material dilutive effect would result from the issuance of these shares.

  USE OF ESTIMATES

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  RECLASSIFICATIONS

  Certain prior year amounts have been reclassified to conform with current year financial statement presentation.

(2) RECEIVABLES

  Receivables consist of the following (In thousands):

                                 					1995         1994
                            				  ----------   ----------
Trade                             $   10,654   $   10,690
Installment - owned                    9,613        6,653
Holdback on accounts sold              8,753        7,848
Other                                    537          590
                            				  ----------   ----------
                            				      29,557       25,781
Less allowance for
       	doubtful accounts              4,004        4,300
                            				  ----------   ----------
       	Net receivables               25,553       21,481
Less noncurrent portion               11,215        8,621
                             			  ----------   ----------
       	Net current receivables   $   14,338   $   12,860
                            				  ==========   ==========

  Installment receivables owned by Finance are net of unearned interest charges of $1.3 million and $.9 million at December 31, 1995 and 1994, respectively. See Note 5 for additional information on installment receivables and Note 6 for information regarding the use of receivables to secure borrowings.

(3) INVENTORIES

   Inventories consist of the following (In thousands):

                          					1995         1994
                     				  ----------   ----------
FIFO cost:
	Raw materials             $   14,875   $   11,790
	Work-in-process                7,490        7,465
	Finished goods                35,611       37,643
                           ----------   ----------
                     				      57,976       56,898
Excess of FIFO cost over
	LIFO inventory value         (11,937)     (10,544)
                     				  ----------   ----------
                     				  $   46,039   $   46,354

  At December 31, 1995, approximately 77% of the Company's inventories were valued on the LIFO method. Net earnings for 1995, 1994 and 1993 are approximately $.8 million ($.24 per share), $1.5 million ($.43 per share) and $.8 million ($.22 per share), respectively, less than would have been reported had the FIFO method been used.

  During the past three years, certain inventories were reduced, resulting in the liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the current cost of inventories. The effect of these inventory liquidations was to increase net earnings for 1995, 1994 and 1993 by approximately $.1 million ($.02 per share), $.2 million ($.05 per share) and $.7 million ($.20 per share), respectively.

  See Note 6 for information regarding the use of inventories to secure borrowings.

(4) PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consist of the following (In thousands):

                                					1995         1994
                            				  ----------   ----------
Land                              $      414   $      414
Buildings and building
       	equipment                      8,914        8,211
Machinery and equipment               19,274       19,154
Leasehold improvements                   544          676
                            				  ----------   ----------
                            				      29,146       28,455
Less accumulated
       	depreciation and
       	amortization                  14,212       14,600
                            				  ----------   ----------
                            				  $   14,934   $   13,855
                            				  ==========   ==========

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

  In 1995, Finance amended its agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $86 million. Certain installment receivables are not eligible for sale and are retained by Finance. Finance continues to service all installment receivables sold.

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

  The installment contracts are written generally at fixed rates ranging from 12% to 16% with terms extending over three to five years. The interest retained by the buyer for 1995, 1994 and 1993 represented an average interest rate of 7.1%, 5.9% and 4.3%, respectively.

  Under the sale agreements, Finance is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectible. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related 10% holdback. Finance is responsible for all credit losses associated with the sold receivables.

  At December 31, 1995, the balance of installment receivables on which Finance remains contingently liable, is as follows (In thousands):

Principal balance of
       	installment receivables sold            $       84,784
Less related holdback                                   (8,753)
                                                --------------
	                                          					$       76,031
                                                ==============

  The fair value of the principal balance of installment receivables sold before related holdback is $87.8 million at December 31, 1995. The fair value is determined as the present value of expected future cash flows discounted at a rate the Company believes a purchaser would require as a rate of return, approximately 12%. The carrying amount of the holdback on accounts sold is included in Note 2 under the indicated caption.

  Installment receivables are secured by the musical products. These r eceivables, other than those originated by the Company's retail stores, are accepted with recourse to the Company's dealers if the related instrument is repossessed. Management believes an adequate allowance has been provided for any uncollectible receivables.

  Finance has guaranteed the Company's revolving line of credit. Also, under the covenants of the Company's debt agreements, Finance can only pay dividends or repurchase its own stock to the extent its net worth exceeds $4.0 million. During 1995, Finance declared and paid a dividend of $4.0 million to the Company.

  Condensed balance sheets of Finance are as follows (In thousands):

ASSETS                                           1995         1994
                                   					   ----------   ----------
Installment receivables owned              $    9,613   $    6,653
Holdback on accounts sold                       8,753        7,848
Allowance for doubtful
       	accounts                                 (392)        (488)
                                     			   ----------   ----------
       	Installment receivables, net           17,974       14,013
Deferred income taxes                             677        1,007
Other assets                                    4,181        2,823
                                   					   ----------   ----------
       	Total assets                       $   22,832   $   17,843
                                   					   ==========   ==========
LIABILITIES AND
SHAREHOLDER'S EQUITY
Other liabilities                          $    3,955   $    4,570
Due to parent                                  14,357        6,916
Shareholder's equity                            4,520        6,357
        Total liabilities and              ----------   ----------
       	     shareholder's equity          $   22,832   $   17,843


  Condensed statements of earnings of Finance are as follows (In thousands):

                                					       1995         1994        1993
Income on installment                    ----------   ----------   ----------
	  receivables:
       	Sold                             $    5,134   $    4,987   $    5,746
       	Owned                                   693          564          443
Other operating income                          332          353          544
                                   					 ----------   ----------   ----------
       	Total revenue                         6,159        5,904        6,733
Expenses:
       	General and
       	   administrative                     2,431        2,510        2,196
       	Provisions for
       	   doubtful accounts                    120          120          270
       	Interest                                  3           64           44
                                   					 ----------   ----------   ----------
       	Earnings before
       	   income taxes                       3,605        3,210        4,223
Income taxes                                  1,442        1,201        1,701
                                   					 ----------   ----------   ----------
       	Net earnings                     $    2,163   $    2,009   $    2,522
                                   					 ==========   ==========   ==========

See Note 7 for information regarding derivative financial instruments.

(6) LONG-TERM DEBT

  Long-term debt consists of the following (In thousands):

                                        						 1995         1994
                                   					   ----------   ----------
Revolving line of credit                   $   16,896   $   16,746
Term loan                                       5,000        5,000
                                   					   ----------   ----------
                                   					       21,896       21,746

Less current portion                           17,646       16,746
                                   					   ----------   ----------
Long-term debt, less
       	current portion                    $    4,250   $    5,000
                                   					   ==========   ==========

  The Company has a revolving line of credit (Revolver) of $40 million with an initial due date of February 15, 1999. The Revolver is renewable for three consecutive one-year periods beyond February 15, 1999. Amounts outstanding under the Revolver are due one year after demand. However, the lender retains absolute discretion regarding further advances, even if no event of default then exists. Accordingly, the Revolver has been classified as current portion of long-term debt.

  Under the Revolver, the lender will make available a line of credit based upon certain percentages of the value of the Company's inventories and trade accounts receivable. At December 31, 1995, the Company had approximately $22.3 million of additional borrowing available under this line of credit. The annual rate of interest under the Revolver is 150 basis points plus the greater of the LIBOR on three month deposits or the rate on 60 day high grade commercial paper. The rate under the Revolver was 7.2% and 8.0% at December 31, 1995 and 1994, respectively.

  The Company has secured a term loan for $5.0 million payable in monthly principal installments of $75,000 beginning March 1, 1996 with a final payment of $2.3 million on February 28, 1999. The annual rate of interest under the term loan is a fixed rate of 7.1%.

  Substantially all of the assets of the Company and its subsidiaries are pledged as collateral under the various debt agreements.

  The Company's debt agreements contain covenants that restrict, among other things, the payment of dividends, the repurchase of the Company's common stock and the Company's ability to incur new indebtedness and to enter new businesses. Such agreements permit the payment of dividends or repurchase of the Company's common stock equal to the lesser of (i) 50% of the Company's cumulative net earnings since January 1, 1986 or (ii) the amount of unused borrowing available under the Company's Revolver, reduced by the unpaid portion of the term loan. Accordingly, at December 31, 1995, approximately $17.3 million is available for the payment of dividends or the repurchase of the Company's common stock. The Company's debt agreements contain provisions by which a default under one agreement constitutes a default under the other agreements. The Company is in compliance with these covenants.

  See Note 7 for information regarding derivative financial instruments.

(7) DERIVATIVE FINANCIAL INSTRUMENTS

  The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks.

  In February 1994, Finance entered into a five year interest rate swap agreement in order to reduce the potential impact of an increase in interest rates on $20 million of installment contracts. The agreement entitles Finance to receive from a counterparty, on a monthly basis, interest income to the extent the floating rate retained by the buyer of installment receivables exceeds 6% or requires Finance to pay interest expense to the extent the floating rate is less than 6%. Under the swap agreement, Finance received $14,000 in 1995 and paid $217,000 in 1994.

  The fair value of Finance's interest rate swap agreement at December 31, 1995 approximates its carrying value of zero. The fair value is estimated by comparing the above interest rate to a rate that would be applicable if the Company entered into a similar agreement for the remaining term of the swap.

  In November 1995 and December 1994, the Company entered into two year interest rate cap agreements in order to reduce the potential impact of increases in interest rates on $20 million and $40 million respectively, of floating-rate long-term debt. The agreements entitle the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. As the commercial paper rate did not exceed 12% in 1995 and 1994, the Company did not receive interest income for those years.

  Due to the short maturity of the interest rate cap agreements, fair market value approximates carrying value. The carrying amount of the unamortized premiums was $16,000 and $25,000 at December 31, 1995 and 1994, respectively.


  The Company and Finance are exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap and cap agreements but have no off-balance sheet credit risk of accounting loss.
The Company and Finance anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. The Company and Finance do not obtain collateral or other security to support financial instruments subject to credit risk but monitor the credit standing of the counterparties.

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company has only limited involvement with financial instruments and does not use them for trading purposes.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1995. Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(In thousands)
                    			       CARRYING        FAIR
                            			AMOUNT        VALUE
                             ----------   ----------
Installment receivables
     owned                   $    9,613   $    9,272
Term loan                    $    5,000   $    4,932
                     			     ==========   ==========

  The carrying amounts shown in the table above are included in Notes 2 and 6 under the indicated captions.

  The fair value of installment receivables owned is determined as the present value of expected future cash flows discounted at a rate the Company believes a purchaser would require as a rate of return, approximately 12%. The fair value of the term loan is estimated by discounting the future cash flows at rates currently offered for similar debt instruments of comparable maturities.

  The fair value of the "Revolving line of credit" equals carrying value as a result of the variable nature of the interest rate. Note 5 presents the estimated fair value of installment receivables on which Finance remains contingently liable as well as the related holdback. Note 7 presents the estimated fair values of derivative financial instruments.

  For all financial instruments other than those noted above, fair value approximates carrying value primarily due to the short maturity of those instruments.

(9) INCOME TAXES

  The components of income tax expense (benefit) from operations are as follows (In thousands):

               			    1995         1994         1993
		                 ----------   ----------   ----------
Current:
    	Federal       $      544   $    1,594   $    2,386
    	State                 91          158          743
    	Foreign              232          204          261
           		      ----------   ----------   ----------
                  			     867        1,956        3,390
           		      ----------   ----------   ----------
Deferred:
   	Federal            1,295       (1,548)         540
   	State                199         (194)         190
          		      ----------   ----------   ----------
                 			   1,494       (1,742)         730
           	      ----------   ----------   ----------
          		      $    2,361   $      214   $    4,120
          		      ==========   ==========   ==========

  Earnings before income taxes and cumulative effects of changes in accounting principles aggregated $5.7 million, $.2 million and $9.7 million for domestic operations and $.6 million, $.4 million and $.6 million for foreign operations in 1995, 1994 and 1993, respectively.

  The difference between the taxes provided from operations in the accompanying consolidated statements of earnings and the amount which would be computed by applying the U.S. Federal income tax rate to earnings before income taxes and cumulative effects of changes in accounting principles is as follows (In thousands):

                                					 1995         1994         1993
                            				   ----------   ----------   ----------
Computed expected tax              $    2,149   $      190   $    3,497
State income taxes
      	(benefits), net of
       	Federal tax benefit               191          (24)         602
Other                                      21           48           21
                             			   ----------   ----------   ----------
                            				   $    2,361   $      214   $    4,120
                            				   ==========   ==========   ==========

  The significant components of deferred income tax expense (benefit) attributable to income from operations are as follows (In thousands):

                                					 1995         1994         1993
                            				   ----------   ----------   ----------

Writedown of inventories           $      234   $     (515)  $      394
Allowance for doubtful
       	accounts                          432           80          371
Nondeductible accruals                    557         (997)         131
Other                                     271         (310)        (166)
Deferred tax expense
       	(benefit)                  $    1,494   $   (1,742)  $      730

  Components of deferred tax balances as of December 31, 1995 and 1994 are as follows (In thousands):

                                       							1995         1994
                                   						  ----------   ----------
Deferred tax assets:
	Accounts receivable,
	     principally due to allowance
	     for doubtful accounts                $    2,026   $    2,460
	Nondeductible accruals,
	     principally due to accrual for
	     financial reporting purposes              3,415        3,804
	Inventories, principally due to
	     nondeductible reserves                      848        1,394
	Other                                            123          288
                                    					  ----------   ----------
	     Total gross deferred tax assets           6,412        7,946
                                   						  ----------   ----------
Deferred tax liabilities:
	Property, plant and equipment,
	     principally due to differences
	     in depreciation                          (1,279)      (1,030)
	Investments in affiliated
	     companies, principally due
	     to undistributed income of
	     affiliated companies                       (263)        (262)
	State income taxes                              (341)        (365)
                                    					  ----------   ----------
	     Total gross deferred tax
        	   liabilities                        (1,883)      (1,657)
                                   						  ----------   ----------
	     Net deferred tax assets              $    4,529   $    6,289
                                   						  ==========   ==========

  In the opinion of management, no valuation allowance related to deferred tax assets was required at December 31, 1995. Based on the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of recorded deferred tax assets. There can be no assurance, however, that the Company will generate any earnings or any specific level of continued earnings.

(10) ACCRUED AND OTHER LIABILITIES

  Accrued and other liabilities consist of the following (In thousands):

                                       							1995         1994
                                   						  ----------   ----------
Accrued liabilities:
	Reserve for installment
	     receivables sold with recourse       $    1,510   $    2,296
	Compensation                                   1,667        1,211
	Other                                          3,222        3,364
                                   						  ----------   ----------
                                   						  $    6,399   $    6,871
Other liabilities:                         ==========   ==========
	Postretirement and
	     postemployment                       $    2,790   $    4,022
	Deferred compensation                          2,277        2,414
	Other                                          3,104        3,514
                                   						  ----------   ----------
                                   						  $    8,171   $    9,950
                                   						  ==========   ==========

(11) RETIREMENT PLANS

  The Company maintains retirement plans under Section 401(k) of the Internal Revenue Code. Under these plans, the Company makes an annual contribution up to 3% of compensation paid to all covered employees. To the extent employees contribute up to 6% of their compensation, the Company will match a portion of each dollar contributed. The Company also maintains a deferred compensation plan for certain key employees and a defined benefit plan for certain hourly employees. The actuarial present value of the unfunded liability for the defined benefit plan is not materiel to the Company's financial condition. The cost of providing these retirement benefits is as follows (In thousands):

                                					 1995         1994         1993
                            				   ----------   ----------   ----------
Defined contribution 401(k)        $      744   $      801   $      732
Deferred compensation                       -          255          232
Defined benefit                           231          226          206
                            				   ----------   ----------   ----------
                            				   $      975   $    1,282   $    1,170
                            				   ==========   ==========   ==========

(12) POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

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

  In the fourth quarter of 1993, the Company adopted the provisions of SFAS 106 and 112. The Company elected to recognize the combined benefit obligations of $2.7 million retroactive to January 1, 1993 as accounting changes. On an after-tax basis, this charge was $1.6 million or $.47 per share. The adoption of these standards had no impact on consolidated cash flows.

(13) SHAREHOLDERS' EQUITY

  At December 31, 1995 and 1994 the Company had 14,000,000 shares of $.01 per value common stock authorized and 4,164,944 shares issued. As of those dates the Company held 749,748 shares in treasury.

  The Company maintains two qualified incentive stock option plans. Under these plans, options for 450,000 shares of common stock may be granted to key managerial personnel of the Company. The Company has also granted non-qualified stock options to a key employee and to each non-employee director.
In all cases, the option price shall not be less than the fair market value of the common stock at the date of grant.

  A summary of the activity of these plans follows (In thousands, except per share data):

                              				       SHARES       AVERAGE
                             				       SUBJECT      PER SHARE
                            				       TO OPTION    OPTION PRICE
                            				       ----------   ----------
Balance, December 31, 1993                    150   $    11.61
       	Options granted                       148        13.64
       	Options exercised                     (13)       10.60
       	Options expired                        (9)       15.57
                            				       ----------   ----------
Balance, December 31, 1994                    276   $    12.62
       	Options granted                        75        12.17
       	Options expired                       (65)       12.37
                            				       ----------   ----------
Balance, December 31, 1995                    286   $    12.56
                            				       ==========   ==========
Exercisable at December 31, 1995              153   $    12.29
                            				       ==========   ==========

(14) OTHER INCOME (EXPENSE)

  In March 1993, the contents of one of the Company's finished goods warehouses were damaged by exposure to smoke from a fire adjacent to the warehouse. The Company received insurance proceeds equal to the wholesale value of the inventory destroyed. Accordingly, a gain of approximately $1.4 million on the insurance settlement is included in the 1993 Consolidated Statements of Earnings as "Other operating income, net."

  On January 27, 1993, the Company entered into an agreement in principle whereby Peridot Associates, Inc. (Peridot) would acquire all outstanding shares of the Company's common stock at a per share price of $18.25, subject to certain contingencies. The agreement expired on May 16, 1993. Under the agreement, the Company was obligated to reimburse Peridot $.8 million for certain expenses incurred by Peridot. Additionally, the Company incurred other expenses of approximately $.3 million related to the proposed acquisition. These combined expenses are included in the 1993 Consolidated Statements of Earnings as "Other operating income, net."

(15) COMMITMENTS AND CONTINGENT LIABILITIES

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

  At December 31, 1995, the Company was obligated under non-cancellable operating leases for real and personal property which are subject to certain renewal and purchase options. Minimum rental payments for each of the five years ending December 31, 2000, are approximately $1.7 million, $1.2 million, $1.0 million, $.9 million and $.9 million, respectively. Minimum rental payments due after 2000 are $.8 million. Rent expense under operating leases amounted to $1.3 million , $1.0 million and $1.2 million for 1995, 1994 and 1993, respectively.

  Certain former Wurlitzer dealers finance their inventory with floor plan loans from an independent bank. The dealers are required to pay the bank monthly interest payments and pay principal balance after inventory is sold or held longer than twelve months. The bank may request Wurlitzer to repurchase notes due from delinquent dealers. If Wurlitzer does not repurchase such notes, the bank can terminate the floor plan agreement with the dealers and require Wurlitzer to repurchase up to $2.9 million of the outstanding dealer notes. The Company believes the financial statements contain adequate provisions for any loss that may be incurred as a result of this commitment.

(16) SEGMENT INFORMATION

  A summary of operations by major segment follows (In thousands):

                         					 1995         1994         1993
                     				   ----------   ----------   ----------
Sales and other revenue:
	Musical products
	   and other               $   94,799   $   96,974   $   94,737
	Electronic contracting         30,802       28,361       28,908
	Finance                         6,159        5,904        6,733
                     				   ----------   ----------   ----------
                     				   $  131,760   $  131,239      130,378
                     				   ==========   ==========   ==========
Operating profit (loss):
	Musical  products
	   and other               $    6,674   $    3,176   $    8,810
	Electronic contracting          1,690        2,860        4,282
	Finance                         3,608        3,279        3,553
	Unallocated corporate          (3,564)      (6,655)      (4,128)
                     				   ----------   ----------   ----------
                     				   $    8,408   $    2,660   $   12,517
                     				   ==========   ==========   ==========
Identifiable assets:
	Musical products
	   and other               $   62,988   $   66,498   $   63,736
	Electronic contracting         15,609       13,119       11,459
	Finance                        22,832       17,843       14,733
                     				   ----------   ----------   ----------
                     				   $  101,429   $   97,460   $   89,928
                     				   ==========   ==========   ==========
Depreciation:
	Musical products
	   and other               $    1,948   $    1,980   $    2,056
	Electronic contracting            334          273          261
                     				   ----------   ----------   ----------
                     				   $    2,282   $    2,253   $    2,317
                     				   ==========   ==========   ==========
Capital additions:
	Musical products
	   and other               $    3,770   $    1,655   $    1,638
	Electronic contracting            164          848          452
                       		   ----------   ----------   ----------
                     				   $    3,934   $    2,503   $    2,090
                     				   ==========   ==========   ==========

  The amounts reflected as "Sales and other revenue" in the above table are included in the "Net sales", "Income on the sale of installment receivables", "Interest income on installment receivables" and "Other operating income, net" captions of the Consolidated Statements of Earnings.

  The musical products and other segment includes a broad range of acoustic and electronic instruments serving a broad consumer base. Musical products are sold through Company-owned retail stores, domestic wholesale dealers, factory direct sales and an international dealer network. In addition, this segment includes furniture and musical components produced on behalf of other manufacturers.

  The electronic contracting segment assembles printed circuit boards and electromechanical devices for original equipment manufacturers outside the music industry.

  The finance segment provides point-of-sale consumer financing through keyboard product dealers located throughout the United States.

  The 1994 operating profit of the musical products and other segment was lower due to the $2.8 million write-down of certain inventory. The 1995 and 1994 operating profit of the electronic contracting segment was lower due to lower margins on a changing mix of sales. The 1994 operating profit on the financing services segment was lower due to higher interest cost. In addition, the 1994 operating profit of the unallocated corporate segment was lower due to expenses of $2.2 million associated with the transition of senior management.

  The Company uses the LIFO method of valuing musical products inventory and the FIFO method for electronic contracting inventory.

(17) QUARTERLY FINANCIAL DATA (UNAUDITED)

  Quarterly financial data for the years ended December 31, 1995 and 1994 are as follows (In thousands, except per share data):

1995                        FIRST     SECOND      THIRD     FOURTH        YEAR
----                     --------   --------   --------   --------   ---------
Net sales                $ 29,760     30,688     26,519   $ 35,667   $ 122,634
                      		 --------   --------   --------   --------   ---------
Gross profit                6,239      6,618      5,310      7,344      25,511
                     			 --------   --------   --------   --------   ---------
Net earnings                  815        831        671      1,643       3,960
                     			 --------   --------   --------   --------   ---------
Net earnings per share        .24        .24        .20        .48        1.16
                     			 ========   ========   ========   ========   =========
1994
----
Net sales                $ 25,572   $ 28,076   $ 30,570   $ 38,129   $ 122,347
                     			 --------   --------   --------   --------   ---------
Gross profit                6,235      6,689      6,539      5,855      25,318
                     			 --------   --------   --------   --------   ---------
Net earnings (loss)           705        673        672     (1,705)        345
                     			 --------   --------   --------   --------   ---------
Net earnings (loss)
  per share                   .21        .20        .20       (.50)        .10
                      		 ========   ========   ========   ========   =========

  Fourth quarter 1994 adjustments include after-tax charges of $3.0 million ($.88 per share), primarily from inventory write-downs related to decisions to upgrade technology on certain musical instruments and expenses associated with the transition of senior management.

Baldwin Piano & Organ Company and Subsidiaries
FIVE-YEAR SUMMARY
(In thousands, except per share data)
                                     						   1995            1994            1993            1992            1991
                                   					  -------------   -------------   -------------   -------------   -------------
EARNINGS STATEMENT DATA:
Net sales                                    $  122,634      $  122,347      $  120,658      $  110,077      $  103,230
Cost of goods sold                               97,123          97,029          89,971          79,637          74,038
                                   					  -------------   -------------   -------------   -------------   -------------
       	Gross profit                             25,511          25,318          30,687          30,440          29,192
Income on the sale of
       	installment receivables                   5,134           4,987           5,746           5,257          4,023
Interest income on
       	installment receivables                     693             564             443             308            350
Other operating income, net                       3,299           3,341           3,531           3,803          3,769
                                   					  -------------   -------------   -------------   -------------   -------------
                                          						 34,637          34,210          40,407          39,808         37,334
Operating expenses:
	Selling, general
       	  and administrative                     25,264          30,246          26,188          25,119         23,970
       	Provision for doubtful accounts             965           1,304           1,702           2,053          2,132
                                  					  -------------   -------------   -------------   -------------   -------------
       	Operating profit                          8,408           2,660          12,517          12,636          11,232
Interest expense                                  2,087           2,101           2,232           2,610           3,933
			                                    	  -------------   -------------   -------------   -------------   -------------
	Earnings before income taxes and
       	  cumulative effects of changes
       	  in accounting principles                6,321             559          10,285          10,026          7,299
Income taxes                                      2,361             214           4,120           4,090          2,884
                                   					  -------------   -------------   -------------   -------------   -------------
	Earnings before cumulative
       	  effects of  changes in
       	  accounting principles                   3,960             345           6,165           5,936          4,415
Cumulative effect of changes in
       	accounting for postretirement
       	and postemployment benefits                   -               -          (1,604)              -              -
                                   					  -------------   -------------   -------------   -------------   -------------
              		Net earnings                $     3,960     $       345     $     4,561     $     5,936     $     4,415
                                   					  =============   =============   =============   =============   =============
Earnings per share:
	Before cumulative effects of
       	  changes in accounting
       	  principles                        $      1.16     $       .10     $      1.81     $      1.75     $      1.30
	Cumulative effect of changes in
              		accounting for
              		postretirement and
              		postemployment benefits               -               -            (.47)              -               -
                                          -------------   -------------   -------------   -------------   -------------
        Net earnings per share              $      1.16     $       .10     $      1.34     $      1.75     $      1.30
                                    				  =============   =============   =============   =============   =============

BALANCE SHEET DATA (AT DECEMBER 31):
       	Working capital                     $    34,703     $    35,759     $    35,941     $    29,998     $    26,783
                                   					  -------------   -------------   -------------   -------------   -------------
       	Total assets                            101,429          97,460          89,928          91,665          86,860
                                   					  -------------   -------------   -------------   -------------   -------------
	Current portion of long-term
       	  debt                                   17,646          16,746          11,299          18,622          24,550
                                   					  -------------   -------------   -------------   -------------   -------------
	Long-term debt, less current
       	  portion                                 4,250           5,000           4,384           5,346           7,167
                                   					  -------------   -------------   -------------   -------------   -------------
        Shareholders' equity                     54,114          50,154          49,892          45,163          39,227
                                   					  -------------   -------------   -------------   -------------   -------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

1995 COMPARED TO 1994

  Net earnings were $4.0 million compared to $.3 million for 1994. Previous year net earnings were adversely affected by inventory write-downs related to decisions to upgrade technology on certain musical instruments ($1.7 million after tax) and expenses associated with the transition of senior management ($1.3 million after tax). 1995 net earnings were favorably affected by reductions in selling, general and administrative expenses.

  Net sales for 1995 totaled $122.6 million compared to $122.3 million for 1994. In 1995 the Company consolidated the Baldwin and Wurlitzer dealer networks in order to allow dealers to offer both Baldwin and Wurlitzer products. As of June 1, 1995, discontinued dealers were notified that they had ninety days to complete their termination with Baldwin. During this time, fewer units were sold to these discontinued dealers while newly assigned dealers were prohibited contractually from selling Wurlitzer products. Beginning September 1, 1995, Baldwin began shipping all Wurlitzer products under its existing consignment program. Under this program, sales are reported when the Company receives payment from a dealer rather than, as Wurlitzer did previously, when the instruments were shipped to a dealer.

  As a result of the consolidation of the dealer networks, net sales from the piano business were lower than the previous year by approximately $6.0 million. Approximately 50% of this reduction relates to dealer transition with the remainder due to the treatment of revenue recognition under the consignment program. The decline in musical products sales was offset by an increase in the contracting businesses sales. However, 1995 included $6.5 million of furniture and music contracting sales not expected to repeat in 1996.

  Gross profit for 1995 remained even with 1994. Prior year gross profit was adversely affected by inventory write-downs of $2.8 million. Excluding this adjustment, 1995 gross profit decreased by $2.6 million as a result of higher production costs in the keyboard instrument and electronic contracting businesses and an increased percentage of sales coming from furniture and music contracting businesses which carry a lower margin.

  The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. The 1995 gross profit is $1.4 million less than the amount that would have been reported had the first-in, first-out (FIFO) method been used.

  Income on the sale of installment receivables remained even with 1994. This is primarily the result of a growth in the dollar value of contracts sold and higher interest rates charged on new installment contracts offset by higher interest costs under the floating interest rate provision of the sale agreement. See "Liquidity and Capital Resources."

  Selling, general and administrative expenses decreased by $5.0 million from 1994. Previous year expenses include $2.2 million associated with the transition of senior management. The remaining reductions in 1995 relate primarily to closing Baldwin's retail locations in Chicago and the consolidation of the Baldwin and Wurlitzer dealer networks.

  The provision for doubtful accounts has declined due to continued reductions in losses experienced.

1994 COMPARED TO 1993

  Net earnings were $.3 million compared to $4.6 million for 1993. Net earnings for 1994 were adversely impacted by the inventory write-downs relating to decisions to upgrade technology on certain musical instruments ($1.7 million after tax) and expenses associated with the transition of senior management ($1.3 million after tax) as well as lower operating margins on a changing mix of sales in both music products and electronic contracting businesses. Previous year net earnings were favorably affected by these items: a successful piano promotion, a large one-time order in the electronic contracting business and a LIFO inventory adjustment.

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

  Gross profit for 1994 declined from 1993 as a result of lower margins on a changing mix of sales in both the music products and electronic contracting businesses as well as the $2.8 million write-down of certain inventories.

  The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. The 1994 gross profit is $2.5 million less than the amount that would have been presented had the first-in, first-out (FIFO) method been used.

  Income on the sale of installment receivables generated by the Company's financing operation for 1994 decreased $.8 million from 1993. This decrease is primarily the result of higher interest costs under both the floating interest rate provision of the sale agreement and a $20 million interest rate swap agreement. See "Liquidity and Capital Resources."

  Other operating income decreased due primarily to a non-recurring favorable insurance settlement during 1993 partially offset by expenses related to a proposed acquisition of Baldwin in that same year.

  Selling, general and administrative expenses increased $4.1 million from 1993 chiefly as a result of a new sales program aimed at accessing customers in locations not serviced by existing Baldwin or Wurlitzer dealers as well as $2.2 million of expenses associated with the transition of senior management, including recruiting, relocation and severance costs.

  The provision for doubtful accounts has declined due to continued reductions in losses experienced.

  In the fourth quarter of 1993, the Company adopted the provisions of Statements of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits." The Company elected to recognize the combined benefit obligations of $2.7 million retroactive to January 1, 1993 as accounting changes. On an after-tax basis, this charge amounted to $1.6 million or $.47 per share.

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

  The Company can partially offset the effect of interest rate changes by adjusting display fees on its consigned inventory and interest rates on its new installment receivable contracts. In November 1995 and December 1994, the Company entered into two year interest rate cap agreements in order to reduce the potential impact of increases in interest rates on $20 million and $40 million respectively, of floating-rate long-term debt. The agreements entitle the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate caps, but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparty will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparty.

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

  The Company ships musical instruments to its dealer network on a consignment basis. Management believes the consignment program creates a competitive advantage for its dealers. Dealers are able to display a larger and more comprehensive product line than they may otherwise be able to without the Company's financial support. Also the consignment program is advantageous to the Company for income tax purposes, and management believes the consignment method minimizes losses from dealers.

  Because the Company finances inventory on consignment to its dealers, the Company's borrowing is higher than comparable companies not operating on the consignment basis. Management believes the advantages of the consignment program are greater than the risks associated with the higher leverage.

  The Company has a revolving line of credit (Revolver) of $40 million with an initial due date of February 15, 1999. The Revolver is renewable for three consecutive one-year periods beyond February 15, 1999. Amounts outstanding under the Revolver are due one year after demand. However, the lender retains absolute discretion regarding further advances, even if no event of default then exists.

  Under the Revolver, the lender will make available a line of credit based upon certain percentages of the value of the Company's inventories and trade accounts receivable. At December 31, 1995, the Company had approximately $22.3 million of additional borrowing available under this line of credit.

  The Company's debt agreements contain covenants that restrict, among other things, the payment of dividends, the repurchase of the Company's common stock and the Company's ability to incur new indebtedness and to enter new businesses. Such agreements permit the payment of dividends or repurchase of the Company's common stock equal to the lesser of (i) 50% of the Company's cumulative net earnings since January 1, 1986 or (ii) the amount of unused borrowing available under the Company's Revolver, reduced by the unpaid portion of the term loan. Accordingly, at December 31, 1995, approximately $17.3 million is available for the payment of dividends or the repurchase of the Company's common stock. Also, under the covenants of the Company's debt agreements, Finance can only pay dividends or repurchase its own stock to the extent its net worth exceeds $4.0 million. The Company's debt agreements contain provisions by which a default under one agreement constitutes a default under the other agreements. The Company is in compliance with these covenants.

  In 1995, Finance amended its agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $86 million. Certain installment receivables are not eligible for sale and are retained by Finance. Finance continues to service all installment receivables sold.

  At the time of each installment receivable sale, Finance receives cash equal to the unpaid principal balance of the contracts, less a holdback of 10% of the principal balance of the contracts sold.

  The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the lives of the contracts, the difference between the actual yield on the installment contracts sold, using the interest method, and the amount retained by the buyer under the floating interest rate provision is remitted to Finance as a service fee. In February 1994, Finance entered into a five year interest rate swap agreement in order to reduce the potential impact of increases in interest rates on $20 million of installment contracts. The agreement entitles Finance to receive from the counterparty, on a monthly basis, interest income to the extent the floating rate retained by the buyer exceeds 6% or requires Finance to pay interest expense to the extent the floating rate is less than 6%.
Finance is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate swap, but has no off-balance sheet credit risk of accounting loss. Finance anticipates, however, that the counterparty will be able to fully satisfy their obligations under the contract. Finance does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparty.

  Proceeds from sale of installment receivables amounted to $60.6 million for 1995, $53.6 million for 1994 and $43.6 million for 1993. The increase in 1995 compared to 1994 and 1993 is largely the result of an increase in the volume of new installment contracts written at traditional keyboard dealers and at Company sponsored "event sales".

  Under the sale agreements, Finance is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectible. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related 10% holdback.
Finance is responsible for all credit losses associated with the sold receivables. Finance remains contingently liable on approximately $76.0 million of installment receivables. Management believes an adequate allowance has been provided for any uncollectible receivables.

  Certain former Wurlitzer dealers finance their inventory with floor plan loans from an independent bank. The dealers are required to pay the bank monthly interest payments and pay principal balance after inventory is sold or held longer than twelve months. The bank may request Wurlitzer to repurchase notes due from delinquent dealers. If Wurlitzer does not repurchase such notes, the bank can terminate the floor plan agreement with the dealers and require Wurlitzer to repurchase up to $2.9 million of the outstanding dealer notes. The Company believes the financial statements contain adequate provisions for any loss that may be incurred as a result of this commitment.

  Baldwin's Stock Repurchase Plan permits the Company to purchase an amount of the Company's common stock not to exceed the lesser of 1,033,000 shares or $12.4 million in dollar value. From the date the plan was adopted in November 1987 through December 31, 1995, the Company has repurchased 701,300 shares of its common stock at an aggregate purchase price of $5.7 million under the plan.

  Capital expenditures amounted to $3.9 million in 1995, $2.5 million in 1994 and $2.1 million in 1993. At December 31, 1995, the Company had no material outstanding capital commitments.

SHAREHOLDER INFORMATION

Home Office
422 Wards Corner Rd., Loveland, OH 45140-8390
(513) 576-4500

Manufacturing Locations
Conway, Fayetteville and Trumann, Arkansas;
Greenwood, Mississippi; Juarez, Mexico

Retail Locations
Company Owned Outlets:
Atlanta, Georgia; Cincinnati, Ohio; Indianapolis, Indiana; Louisville and Lexington, Kentucky

Independent Keyboard Dealers (450)

REGISTRAR AND TRANSFER AGENT
The Provident Bank, One East Fourth St.
Cincinnati, Ohio 45202

AUDITORS
KPMG Peat Marwick LLP
Cincinnati, Ohio

SECURITIES MARKET
The Nasdaq National Market; Symbol: BPAO

ANNUAL MEETING
The Annual Meeting of Baldwin shareholders will be held on May 14, 1996, beginning at 11:00 a.m. at the Company's headquarters located at 422 Wards Corner Rd., Loveland, Ohio.

FORM 10-K
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by writing to Mr. Charles R. Juengling, Vice President/Controller/Secretary, Baldwin Piano & Organ Company, 422 Wards Corner Rd., Loveland, OH 45140.

MARKET AND DIVIDENT INFORMATION
The Company's common stock is listed on the Nasdaq National Market. As of March 15, 1996, the number of outstanding shares of the Company's common stock was 3,415,196 and the approximate number of record holders of such shares was 135.

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

YEAR 1995 COMMON STOCK PRICE RANGE
	Quarter         High            Low
	---------------------------------------
	First           $12 1/2         $10 1/4
	Second          $15 1/4         $11 1/4
	Third           $14 1/8         $12
	Fourth          $13 1/4         $12

YEAR 1994 COMMON STOCK PRICE RANGE
	Quarter         High            Low
	---------------------------------------
	First           $18 1/2         $15
	Second          $16 1/2         $13
	Third           $14 1/2         $11 3/4
	Fourth          $14 1/2         $10 1/4