Form 10-K405, Exhibit 13
period 1996-12-31
BALDWIN PIANO & ORGAN CO /DE/
filed 1997-03-28
CIK 797315

                                                                   EXHIBIT 13.1

Independent Auditors' Report

To the Board of Directors and Shareholders of Baldwin Piano & Organ Company:

We have audited the accompanying consolidated balance sheets of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                          KPMG PEAT MARWICK LLP
Cincinnati, Ohio
February 25, 1997, except as to Note 16, which is as of March 11, 1997

Baldwin Piano & Organ Company and Subsidiaries
Consolidated Statements of Earnings
Years ended December 31, 1996, 1995 and 1994 (In thousands, except earnings per share)

                                                       1996             1995              1994
--------------------------------------------------------------------------------------------------
Net sales                                         $ 115,070        $ 122,634         $ 122,347
Cost of goods sold                                   92,495           96,333            96,559
--------------------------------------------------------------------------------------------------
                  Gross profit                       22,575           26,301            25,788
Income on the sale of installment receivables         5,811            4,946             4,828
Interest income on installment receivables            1,296              906               735
Other operating income, net                           3,476            4,010             4,482
--------------------------------------------------------------------------------------------------
                                                     33,158           36,163            35,833
Operating expenses:
         Selling, general and administrative         25,936           26,790            31,869
         Provision for doubtful accounts              1,250              965             1,304
--------------------------------------------------------------------------------------------------
                  Operating profit                    5,972            8,408             2,660
Interest expense                                      2,868            2,087             2,101
--------------------------------------------------------------------------------------------------
                  Earnings before income taxes        3,104            6,321               559
Income taxes                                          1,048            2,361               214
--------------------------------------------------------------------------------------------------
                  Net earnings                    $   2,056        $   3,960         $     345
--------------------------------------------------------------------------------------------------
Net earnings per share                            $     .60        $    1.16         $     .10
==================================================================================================

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
Years ended December 31, 1996, 1995 and 1994 (In thousands)

                                                         Additional                     Cost of
                                                 Common     paid-in      Retained      treasury
                                                  stock     capital      earnings        shares          Total
------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                        $ 42     $ 12,068      $ 43,973      $ (6,191)      $ 49,892
     Proceeds from exercise of stock options        --            9            --            --              9
     Purchase for treasury                          --           --            --           (16)           (16)
     Redemption of stock options                    --          (76)           --            --            (76)
     Net earnings                                   --           --           345            --            345
------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                          42       12,001        44,318        (6,207)        50,154
     Net earnings                                   --           --         3,960            --          3,960
------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                          42       12,001        48,278        (6,207)        54,114
     Proceeds from exercise of stock options        --          105            --            --            105
     Net earnings                                   --           --         2,056            --          2,056
------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                        $ 42     $ 12,106      $ 50,334      $ (6,207)      $ 56,275
==================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

Baldwin Piano & Organ Company and Subsidiaries
Consolidated Balance Sheets
December 31, 1996 and 1995 (In thousands, except share data)

Assets                                                       1996            1995
-------------------------------------------------------------------------------------
Current assets:
         Cash                                           $     774       $     429
         Receivables, net                                  13,933          14,338
         Inventories                                       56,555          46,039
         Deferred income taxes                              3,533           4,072
         Other current assets                               4,496           4,719
-------------------------------------------------------------------------------------
                  Total current assets                     79,291          69,597
-------------------------------------------------------------------------------------
Installment receivables, less current portion              11,435          11,215
Property, plant and equipment, net                         16,479          14,934
Deferred income taxes                                          --             457
Other assets                                                4,859           5,226
-------------------------------------------------------------------------------------
                  Total assets                          $ 112,064       $ 101,429
=====================================================================================

Liabilities and Shareholders' Equity
-------------------------------------------------------------------------------------
Current liabilities:
         Current portion of long-term debt              $  30,901       $  17,646
         Accounts payable                                   8,915          10,227
         Income taxes payable                                 154             622
         Accrued liabilities                                5,757           6,399
-------------------------------------------------------------------------------------
                  Total current liabilities                45,727          34,894
-------------------------------------------------------------------------------------
Long-term debt, less current portion                        3,350           4,250
Deferred income taxes                                          73              --
Other liabilities                                           6,639           8,171
-------------------------------------------------------------------------------------
                  Total liabilities                        55,789          47,315
-------------------------------------------------------------------------------------
Shareholders' equity:
         Common stock (Issued 4,175,144 shares in
                  1996 and 4,164,944 shares in 1995)           42              42
         Additional paid-in capital                        12,106          12,001
         Retained earnings                                 50,334          48,278
-------------------------------------------------------------------------------------
                                                           62,482          60,321
         Less cost of 749,748 treasury shares              (6,207)         (6,207)
-------------------------------------------------------------------------------------
                  Total shareholders' equity               56,275          54,114
-------------------------------------------------------------------------------------
                  Total liabilities and shareholders'
                           equity                       $ 112,064       $ 101,429
=====================================================================================

See accompanying Notes to Consolidated Financial Statements.

Baldwin Piano & Organ Company and Subsidiaries
Consolidated Statements of Cash Flows
Years ended December 31, 1996, 1995 and 1994 (In thousands)

Increase (Decrease) in Cash                                                            1996              1995              1994
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
         Net earnings                                                            $    2,056        $    3,960        $      345
         Adjustments to reconcile net earnings to net cash
                  provided by (used in) operating activities:
                           Depreciation and amortization                              2,204             2,656             2,553
                           Gain on sale of assets                                        --              (266)             (420)
                           Provision for doubtful accounts                            1,250               965             1,304
                           Deferred income taxes                                      1,069             1,760            (1,294)
                           Change in assets and liabilities:
                                    Trade receivables                                   161              (956)           (3,191)
                                    Inventories                                     (10,516)              315            (1,277)
                                    Other current assets                                223            (1,257)           (1,181)
                                    Other assets                                        220                75              (350)
                                    Accounts payable, accrued liabilities
                                         and other liabilities                       (3,486)              758             2,199
                                    Income taxes payable                               (468)             (899)             (992)
------------------------------------------------------------------------------------------------------------------------------------
                                         Net cash provided by (used in)
                                               operating activities                  (7,287)            7,111            (2,304)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
         Additions to property, plant and equipment                                  (3,602)           (3,934)           (2,503)
         Proceeds from sale of assets                                                    --               839               479
------------------------------------------------------------------------------------------------------------------------------------
                                         Net cash used in investing activities       (3,602)           (3,095)           (2,024)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
         Installment receivables written                                            (74,244)          (69,555)          (59,859)
         Installment receivables liquidated                                           6,495             4,839             3,751
         Proceeds from sale of installment receivables                               66,523            60,635            53,597
         Purchase of shares for treasury                                                 --                --               (16)
         Redemption of stock options                                                     --                --               (76)
         Net borrowing on long-term debt                                             12,355               150             6,063
         Proceeds from exercise of stock options                                        105                --                 9
------------------------------------------------------------------------------------------------------------------------------------
                                         Net cash provided by (used in)
                                              financing activities                   11,234            (3,931)            3,469
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                         345                85              (859)
Cash at beginning of year                                                               429               344             1,203
------------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                              $      774        $      429        $      344
====================================================================================================================================

Supplemental Disclosure of Cash Flow Information
-----------------------------------------------------------------------------------
Cash paid during the year for:
         Interest                                  $ 2,781    $ 2,161    $ 1,943
         Income taxes                              $   595    $ 1,584    $ 2,556
===================================================================================

See accompanying Notes to Consolidated Financial Statements.

Baldwin Piano & Organ Company and Subsidiaries
Notes to Consolidated Financial Statements
Years ended December 31, 1996, 1995 and 1994

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Baldwin Piano & Organ Company and all of its subsidiaries (Company). All material intercompany balances and transactions have been eliminated.

Revenue Recognition

The Company ships keyboard instruments to a majority of its dealer network on a consignment basis. Accordingly, the related revenue is recognized at the time the dealer sells the instrument to a third party. In 1995, the Company consolidated the Baldwin and Wurlitzer dealer networks in order to allow dealers to offer both Baldwin and Wurlitzer products. Previously, revenue related to the sale of Wurlitzer instruments was recognized and title transferred at the time of shipment to the Wurlitzer dealers. With the consolidation of the Baldwin and Wurlitzer dealer networks, revenue related to the sale of Wurlitzer instruments is generally recognized at the time the dealer sells the instrument to a third party.

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

The Company's wholly-owned finance subsidiary (Finance) maintains agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $100 million. The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Finance continues to service all installment receivables sold. Over the lives of the contracts, the difference between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating interest rate provision is remitted to Finance as a service fee. This amount is recorded in the Consolidated Statements of Earnings as "Income on the sale of installment receivables."

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

Description                         Years
-------------------------------------------------------
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

Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Stock Option Plans

Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS

123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123.

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

The Company follows the provisions of Statements of Financial Accounting Standards No. 106 (SFAS 106), "Employers' Accounting for Postretirement Benefits Other than Pensions" and No. 112 (SFAS 112), "Employers' Accounting for Postemployment Benefits". Under SFAS 106 and SFAS 112, the Company charges the expected cost of retiree health and certain postemployment benefits to expense during the years employees render service. The Company funds these postretirement and postemployment benefits primarily on a pay-as-you-go basis.

Remeasurement of Foreign Currencies

The financial statements of foreign subsidiaries are remeasured into U.S. dollars at the current exchange rates except inventories, sales, cost of goods sold and expenses which are remeasured at average exchange rates during each reporting period. Adjustments resulting from the remeasurement of financial statements are recorded in the results of operations.

Derivative Financial Instruments

Premiums paid for the purchased interest rate cap agreements are amortized to interest expense over the term of the caps. Unamortized premiums are included in other assets in the Consolidated Balance Sheets. Amounts receivable under cap and swap agreements are accounted for as a reduction of interest expense. Amounts payable under swap agreements are accounted for as an increase in interest expense.

Earnings Per Share

Net earnings per share is computed by dividing net earnings by the weighted average number of shares of common stock outstanding during the year (3,420,852 shares for 1996, 3,415,196 shares for 1995 and 3,415,262 shares for 1994). No effect has been given to options outstanding under the Company's stock option plans as no material dilutive effect would result from the issuance of these shares.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125 (SFAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Management of the Company does not believe that the adoption of SFAS 125 will have a material impact on the Company's financial position, results of operations, or liquidity.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with current year financial statement presentation.

(2) Receivables

Receivables consist of the following (In thousands):

                                         1996            1995
----------------------------------------------------------------------
Trade                                 $ 9,693        $ 10,654
Installment - owned                     8,814           9,613
Holdback on accounts sold               9,841           8,753
Other                                     558             537
----------------------------------------------------------------------
                                       28,906          29,557
Less allowance for
       doubtful accounts                3,538           4,004
----------------------------------------------------------------------
       Net receivables                 25,368          25,553
Less noncurrent portion                11,435          11,215
----------------------------------------------------------------------
       Net current receivables       $ 13,933        $ 14,338
======================================================================

In the normal course of business, the Company extends credit to various dealers where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact the Company's overall credit risk. However, management believes that consolidated trade accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated probable losses as of December 31, 1996 and 1995.

Installment receivables owned by Finance are net of unearned interest charges of $1.3 million at both December 31, 1996 and 1995. See Note 5 for additional information on installment receivables and Note 6 for information regarding the use of receivables to secure borrowings.

(3) Inventories

Inventories consist of the following (In thousands):

                                           1996           1995
-------------------------------------------------------------------
FIFO cost:
         Raw materials                 $ 15,540       $ 14,875
         Work-in-process                  8,257          7,490
         Finished goods                  45,725         35,611
-------------------------------------------------------------------
                                         69,522         57,976
Excess of FIFO cost over
         LIFO inventory value           (12,967)       (11,937)
-------------------------------------------------------------------
                                       $ 56,555       $ 46,039
===================================================================

At December 31, 1996 and 1995, approximately 76% and 77%, respectively, of the Company's inventories were valued on the LIFO method. Net earnings for 1996, 1995 and 1994 are approximately $.6 million ($.18 per share), $.8 million ($.24 per share) and $1.5 million ($.43 per share), respectively, less than would have been reported had the FIFO method been used.

During the past three years, certain inventories were reduced, resulting in the liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the current cost of inventories. The effect of these inventory liquidations was to increase net earnings for 1996, 1995 and 1994 by approximately $.1 million ($.03 per share), $.1 million ($.02 per share) and $.2 million ($.05 per share), respectively.

See Note 6 for information regarding the use of inventories to secure borrowings.

(4) Property, Plant and Equipment

Property, plant and equipment consist of the following (In thousands):

                                           1996            1995
-------------------------------------------------------------------------
Land                                   $    414        $    414
Buildings and building equipment         13,013           8,914
Machinery and equipment                  18,552          19,274
Leasehold improvements                      544             544
-------------------------------------------------------------------------
                                         32,523          29,146
Less accumulated
         depreciation and
         amortization                    16,044          14,212
-------------------------------------------------------------------------
                                       $ 16,479        $ 14,934
=========================================================================

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

In 1996, Finance amended its agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $100 million. Certain installment receivables are not eligible for sale and are retained by Finance. Finance continues to service all installment receivables sold.

At the time of each installment receivable sale, Finance receives cash equal to the unpaid principal balance of the contracts, less a holdback of 10% of the principal balance of the contracts sold.

The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the lives of the contracts, the difference between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating interest rate provision is remitted to Finance as a service fee. This amount is recorded in the Consolidated Statements of Earnings as "Income on the sale of installment receivables."

The installment contracts are written generally at fixed rates ranging from 12% to 16% with terms extending over three to five years. The interest retained by the buyer for 1996, 1995 and 1994 represented an average interest rate of 6.8%, 7.1% and 5.9%, respectively.

Under the sale agreements, Finance is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectible. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related 10% holdback. Finance is responsible for all credit losses associated with the sold receivables.

At December 31, 1996 and 1995, the balance of installment receivables on which Finance remains contingently liable, is as follows (In thousands):

                                                               1996            1995
----------------------------------------------------------------------------------------
Principal balance of installment receivables sold          $ 94,777        $ 84,784
Less related holdback                                        (9,841)         (8,753)
----------------------------------------------------------------------------------------
                                                           $ 84,936        $ 76,031
========================================================================================

The fair value of the principal balance of installment receivables sold before related holdback is $97.8 million and $87.8 million at December 31, 1996 and 1995, respectively. The fair value is determined as the present value of expected future cash flows discounted at a rate the Company believes a purchaser would require as a rate of return, approximately 12%. The carrying amount of the holdback on accounts sold is included in Note 2 under the indicated caption.

Installment receivables are secured by the musical products. These receivables, other than those originated by the Company's retail stores, are accepted with recourse to the Company's dealers if the related instrument is repossessed. Management believes an adequate allowance has been provided for any uncollectible receivables.

Finance has guaranteed the Company's revolving line of credit. Also, under the covenants of the Company's debt agreements, Finance can only pay dividends or repurchase its own stock to the extent its net worth exceeds $4.0 million. During 1996 and 1995, Finance declared and paid dividends of $2.0 million and $4.0 million, respectively, to the Company.

Condensed balance sheets of Finance are as follows (In thousands):

Assets                                        1996            1995
-----------------------------------------------------------------------
Installment receivables owned             $  8,814        $  9,613
Holdback on accounts sold                    9,841           8,753
Allowance for doubtful accounts               (310)           (392)
-----------------------------------------------------------------------
         Installment receivables, net       18,345          17,974
Deferred income taxes                          634             677
Other assets                                 3,507           4,181
-----------------------------------------------------------------------
         Total assets                     $ 22,486        $ 22,832
=======================================================================

Liabilities and
Shareholder's Equity
-----------------------------------------------------------------------
Other liabilities                         $  3,563        $  3,955
Due to parent                               14,409          14,357
Shareholder's equity                         4,514           4,520
------------------------------------------------------------------------
         Total liabilities and
              shareholder's equity        $ 22,486        $ 22,832
========================================================================

Condensed statements of earnings of Finance are as follows (In thousands):

                                                1996          1995          1994
-------------------------------------------------------------------------------------
Income on installment receivables:
         Sold                                $ 5,782       $ 4,921       $ 4,816
         Owned                                 1,296           906           735
Other operating income                           285           332           353
-------------------------------------------------------------------------------------
         Total revenue                         7,363         6,159         5,904
Expenses:
         General and administrative            2,873         2,431         2,510
         Provisions for doubtful accounts        854           120           120
         Interest                                419             3            64
-------------------------------------------------------------------------------------
         Earnings before income taxes          3,217         3,605         3,210
Income taxes                                   1,223         1,442         1,201
-------------------------------------------------------------------------------------
         Net earnings                        $ 1,994       $ 2,163       $ 2,009
=====================================================================================

See Note 7 for information regarding derivative financial instruments.

(6) Long-term Debt

Long-term debt consists of the following (In thousands):

                                                  1996              1995
------------------------------------------------------------------------------
Revolving line of credit                      $ 30,001          $ 16,896
Term loan                                        4,250             5,000
------------------------------------------------------------------------------
                                                34,251            21,896

Less current portion                            30,901            17,646
------------------------------------------------------------------------------
Long-term debt, less current portion          $  3,350          $  4,250
==============================================================================

The Company has a revolving line of credit (Revolver) of $50 million with an initial due date of October 31, 2001. The Revolver is renewable for three consecutive one-year periods beyond October 31, 2001. Amounts outstanding under the Revolver are due one year after demand. However, the lender retains absolute discretion regarding each advance, even if no event of default then exists. Accordingly, the Revolver has been classified as current portion of long-term debt.

Under the Revolver, the lender will make available a line of credit based upon certain percentages of the carrying value of the Company's inventories and trade accounts receivable. At December 31, 1996, the Company had approximately $13.2 million of additional borrowing available under this line of credit. The annual rate of interest under the Revolver ranges from 150 to 250 basis points plus the greater of the LIBOR on three month deposits or the rate on 60 day high grade commercial paper. The rate under the Revolver was 7.3% and 7.2% at December 31, 1996 and 1995, respectively.

The Company has secured a term loan for $5.0 million payable in monthly principal installments of $75,000 beginning March 1, 1996 with a final payment of $2.3 million on February 28, 1999. The annual rate of interest under the term loan is a fixed rate of 7.1%.

Substantially all of the assets of the Company and its subsidiaries are pledged as collateral under the various debt agreements.

The Company's debt agreements contain covenants that restrict, among other things, the payment of dividends, the repurchase of the Company's common stock and the Company's ability to incur new indebtedness and to enter new businesses. Such agreements permit the payment of dividends or repurchase of the Company's common stock equal to the lesser of (i) 50% of the Company's cumulative net earnings since January 1, 1986 or (ii) the amount of unused borrowing available under the Company's Revolver, reduced by the unpaid portion of the term loan. Accordingly, at December 31, 1996, approximately $8.9 million is available for the payment of dividends or the repurchase of the Company's common stock. The Company's debt agreements contain provisions by which a default under one agreement constitutes a default under the other agreements. The Company is in compliance with all covenants or has received the appropriate waivers.

See Note 7 for information regarding derivative financial instruments.

(7) Derivative Financial Instruments

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks.

In February 1994, Finance entered into a five year interest rate swap agreement in order to reduce the potential impact of an increase in interest rates on $20 million of installment contracts. The agreement entitles Finance to receive from a counterparty, on a monthly basis, interest income to the extent the floating rate retained by the buyer of installment receivables exceeds 6% or requires Finance to pay interest expense to the extent the floating rate is less than 6%. Under the swap agreement, Finance paid $87,000 in 1996, received $14,000 in 1995 and paid $217,000 in 1994.

The fair value of Finance's interest rate swap agreement at December 31, 1996 and 1995 approximates its carrying value of zero. The fair value is estimated by comparing the above interest rate to a rate that would be applicable if the Company entered into a similar agreement for the remaining term of the swap.

In December 1996 and November 1995, the Company entered into two year interest rate cap agreements in order to reduce the potential impact of increases in interest rates on $44 million and $20 million respectively, of floating-rate long-term debt. The agreements entitle the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. As the commercial paper rate did not exceed 12% in 1996 and 1995, the Company did not receive interest income for those years.

Due to the short maturity of the interest rate cap agreements, fair market value approximates carrying value. The carrying amount of the unamortized premiums was $14,000 and $16,000 at December 31, 1996 and 1995, respectively.

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

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995. Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(In thousands)

                                            1996                       1995
                                   --------------------      -----------------------
                                   Carrying        Fair      Carrying        Fair
                                     Amount       Value        Amount       Value
------------------------------------------------------------------------------------
Installment receivables owned       $ 8,814     $ 8,508       $ 9,613     $ 9,272
Term loan                           $ 4,250     $ 4,206       $ 5,000     $ 4,932
====================================================================================

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

(9) Income Taxes

The components of income tax expense (benefit) are as follows (In thousands):

                                      1996         1995         1994
------------------------------------------------------------------------
Current:
         Federal                   $  (410)     $   544      $ 1,594
         State                         (73)          91          158
         Foreign                       222          232          204
------------------------------------------------------------------------
                                      (261)         867        1,956
------------------------------------------------------------------------
Deferred:
         Federal                     1,123        1,295       (1,548)
         State                         186          199         (194)
------------------------------------------------------------------------
                                     1,309        1,494       (1,742)
------------------------------------------------------------------------
                                   $ 1,048      $ 2,361      $   214
========================================================================

Earnings before income taxes aggregated $2.1 million, $5.7 million and $.2 million for domestic operations and $1.0 million, $.6 million and $.4 million for foreign operations in 1996, 1995 and 1994, respectively.

The difference between the taxes provided in the accompanying Consolidated Statements of Earnings and the amount which would be computed by applying the U.S. Federal income tax rate to earnings before income taxes is as follows (In thousands):

                                                                            1996        1995        1994
--------------------------------------------------------------------------------------------------------------
Computed expected tax                                                    $ 1,055     $ 2,149     $   190
State income taxes (benefits), net of Federal tax benefit (expense)           75         191         (24)
Other                                                                        (82)         21          48
--------------------------------------------------------------------------------------------------------------
                                                                         $ 1,048     $ 2,361     $   214
==============================================================================================================

The significant components of deferred income tax expense (benefit) are as follows (In thousands):

                                                                            1996        1995        1994
--------------------------------------------------------------------------------------------------------------
Reserves for inventories                                                 $   983     $   502     $   (515)
Allowance for doubtful accounts                                              133         432           80
Nondeductible accruals                                                       337         557         (997)
Other                                                                       (144)          3         (310)
--------------------------------------------------------------------------------------------------------------
Deferred tax expense (benefit)                                           $ 1,309     $ 1,494     $ (1,742)
==============================================================================================================

Components of deferred tax balances as of December 31, 1996 and 1995 are as follows (In thousands):

                                                                            1996        1995
-------------------------------------------------------------------------------------------------
Deferred tax assets:
         Accounts receivable, principally due to allowance
              for doubtful accounts                                      $ 1,887     $ 2,026
         Nondeductible accruals, principally due to accrual for
              financial reporting purposes                                 3,124       3,415
         Inventories, principally due to nondeductible reserves               --         848
         Other                                                               341         123
-------------------------------------------------------------------------------------------------
              Total gross deferred tax assets                              5,352       6,412
-------------------------------------------------------------------------------------------------
Deferred tax liabilities:
         Inventories, principally due to differences in LIFO                (131)         --
         Property, plant and equipment, principally due to
              differences in depreciation                                 (1,258)     (1,279)
         Investments in affiliated companies, principally due
              to undistributed income of affiliated companies               (263)       (263)
         State income taxes                                                 (240)       (341)
-------------------------------------------------------------------------------------------------
              Total gross deferred tax liabilities                        (1,892)     (1,883)
-------------------------------------------------------------------------------------------------
              Net deferred tax assets                                    $ 3,460     $ 4,529
==================================================================================================

In the opinion of management, no valuation allowance related to deferred tax assets was required at December 31, 1996. Based on the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of recorded deferred tax assets. There can be no assurance, however, that the Company will generate any earnings or any specific level of continued earnings.

(10) Accrued and Other Liabilities

Accrued and other liabilities consist of the following (In thousands):

                                                                          1996        1995
----------------------------------------------------------------------------------------------
Accrued liabilities:
         Reserve for installment receivables sold with recourse        $ 1,407     $ 1,510
         Compensation and benefits                                       2,046       1,919
         Other                                                           2,304       2,970
----------------------------------------------------------------------------------------------
                                                                       $ 5,757     $ 6,399
----------------------------------------------------------------------------------------------
Other liabilities:
         Postretirement and postemployment                             $ 1,918     $ 2,790
         Deferred compensation                                           2,052       2,277
         Other                                                           2,669       3,104
----------------------------------------------------------------------------------------------
                                                                       $ 6,639     $ 8,171
==============================================================================================

(11) Retirement Plans

The Company maintains retirement plans under Section 401(k) of the Internal Revenue Code. Under these plans, the Company makes an annual contribution up to 3% of compensation paid to all covered employees. To the extent employees contribute up to 6% of their compensation, the Company will match a portion of each dollar contributed. The Company also maintains a deferred compensation plan for certain key employees and a defined benefit plan for certain hourly employees. The actuarial present value of the unfunded liability for the defined benefit plan is not material to the Company's financial condition. The cost of providing these retirement benefits is as follows (In thousands):

                                       1996        1995        1994
-----------------------------------------------------------------------
Defined contribution 401(k)         $   742     $   744     $   801
Deferred compensation                   147          83         255
Defined benefit                         240         231         226
-----------------------------------------------------------------------
                                    $ 1,129     $ 1,058     $ 1,282
=======================================================================

(12) Shareholders' Equity

At December 31, 1996 and 1995, the Company had 14,000,000 shares of $.01 par value common stock authorized and 4,175,144 and 4,164,944 shares issued, respectively. As of those dates, the Company held 749,748 shares in treasury.

The Company maintains two qualified incentive stock option plans. Under these plans, options for 450,000 shares of common stock may be granted to key managerial personnel of the Company. The Company has also granted non-qualified stock options to key employees and to each non-employee director. In all cases, the option price shall not be less than the fair market value of the common stock at the date of grant.

At December 31, 1996, there were 80,000 additional shares available for grant under the plans. The per share weighted-average fair value of stock options granted during 1996 and 1995 was $6.29 and $5.53, respectively, on the date of the grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1996 - expected dividend yield of 0%, expected volatility of 31.6%, risk-free interest rate of 6.32%, and an expected life of 7 years; 1995 - expected dividend yield of 0%, expected volatility of 31.6%, risk-free interest rate of 5.52%, and an expected life of 7 years.

The Company applies APB 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

                                           1996         1995
---------------------------------------------------------------
Net earnings:
         As reported                    $ 2,056      $ 3,960
         Pro forma                        1,874        3,916

Net earnings per share:
         As reported                    $   .60      $  1.16
         Pro forma                          .55         1.15
================================================================

Pro forma net earnings reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

A summary of the activity of the stock option plans follows (In thousands, except per share data):

                                        Shares          Weighted average
                                        subject             per share
                                       to option          option price
--------------------------------------------------------------------------
Balance, December 31, 1994                276               $ 12.62
         Options granted                   75                 12.17
         Options expired                  (65)                12.37
--------------------------------------------------------------------------
Balance, December 31, 1995                286               $ 12.56
         Options granted                  177                 13.21
         Options exercised                (10)                10.21
         Options expired                  (42)                11.44
--------------------------------------------------------------------------
Balance, December 31, 1996                411               $ 13.00
==========================================================================

At December 31, 1996, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $8.63 - $17.33 and 7.90 years, respectively.

At December 31, 1996 and 1995, the number of options exercisable was 189,300 and 153,200, respectively, and the weighted-average exercise price of those options was $12.87 and $12.29, respectively.

The Company has adopted a shareholder rights plan declaring a dividend distribution of one Common Share Purchase Right for each outstanding share of the Company's common stock. Under the plan, shareholders of record on September 10, 1996 will receive one right for each common share held on that date. This distribution is not taxable to shareholders. The rights have a ten year life and may be exercised if a party acquires 15 percent or more of the Company's common stock, or announces a tender offer to do so, without the consent of the Company's Board of Directors.

(13) Commitments and Contingent Liabilities

The Company is involved in litigation arising in its normal course of business. The Company does not believe that any existing claim or suit will have a material adverse effect on the business or financial condition of the Company.

The operations of the Company and its predecessors are subject to Federal, state and local laws regulating the discharge of materials into the environment. The Company does not anticipate that any environmental matters currently known to the Company will result in any material liability.

At December 31, 1996, the Company was obligated under non-cancellable operating leases for real and personal property which are subject to certain renewal and purchase options. Minimum rental payments for each of the five years ending December 31, 2001, are approximately $1.7 million, $1.5 million, $1.0 million, $.9 million and $.7 million, respectively. Minimum rental payments due after 2001 are $.2 million. Rent expense under operating leases amounted to $2.3 million, $1.3 million and $1.0 million for 1996, 1995 and 1994, respectively.

Certain former Wurlitzer dealers finance their inventory with floor plan loans from an independent bank. The dealers are required to pay the bank monthly interest payments and pay the principal balance after the inventory is sold or held longer than twelve months. The bank may request Wurlitzer to repurchase notes due from delinquent dealers. If Wurlitzer does not repurchase such notes, the bank can terminate the floor plan agreement with the dealers and require Wurlitzer to repurchase up to $ .6 million of the outstanding dealer notes. The Company believes the consolidated financial statements contain adequate provisions for any loss that may be incurred as a result of this commitment.

(14) Segment Information

A summary of operations by major segment follows (In thousands):

                                                        1996           1995           1994
-----------------------------------------------------------------------------------------------
Sales and other revenue:
         Musical products and other:
                  Musical products                 $  82,941      $  85,085      $  91,421
                  Contract furniture and music         4,455         10,565          6,706
-----------------------------------------------------------------------------------------------
                                                      87,396         95,650         98,127
         Electronic contracting                       30,894         30,687         28,361
         Finance                                       7,363          6,159          5,904
-----------------------------------------------------------------------------------------------
                                                   $ 125,653      $ 132,496      $ 132,392
===============================================================================================
Operating profit (loss):
         Musical products and other                $   5,339      $   6,674      $   3,176
         Electronic contracting                        1,421          1,690          2,860
         Finance                                       3,636          3,608          3,279
         Unallocated corporate                        (4,424)        (3,564)        (6,655)
-----------------------------------------------------------------------------------------------
                                                   $   5,972      $   8,408      $   2,660
===============================================================================================
Identifiable assets:
         Musical products and other                $  69,671      $  62,988      $  66,498
         Electronic contracting                       19,907         15,609         13,119
         Finance                                      22,486         22,832         17,843
-----------------------------------------------------------------------------------------------
                                                   $ 112,064      $ 101,429      $  97,460
===============================================================================================
Depreciation:
         Musical products and other                $   1,640      $   1,948      $   1,980
         Electronic contracting                          416            334            273
-----------------------------------------------------------------------------------------------
                                                   $   2,056      $   2,282      $   2,253
===============================================================================================
Capital additions:
         Musical products and other                $   1,816      $   3,770      $   1,655
         Electronic contracting                        1,786            164            848
-----------------------------------------------------------------------------------------------
                                                   $   3,602      $   3,934      $   2,503
===============================================================================================

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

(15) Quarterly Financial Data (Unaudited)

Quarterly financial data for the years ended December 31, 1996 and 1995 are as follows (In thousands, except per share data):

1996                          First       Second        Third       Fourth          Year
---------------------------------------------------------------------------------------------
Net sales                  $ 27,147     $ 26,139     $ 26,508     $ 35,276     $ 115,070
---------------------------------------------------------------------------------------------
Gross profit                  5,275        5,920        4,965        6,415        22,575
---------------------------------------------------------------------------------------------
Net earnings                    684          750          192          430         2,056
---------------------------------------------------------------------------------------------
Net earnings per share          .20          .22          .06          .13           .60
=============================================================================================

1995                          First       Second        Third       Fourth          Year
---------------------------------------------------------------------------------------------
Net sales                  $ 29,760     $ 30,688     $ 26,519     $ 35,667     $ 122,634
---------------------------------------------------------------------------------------------
Gross profit                  6,444        6,836        5,508        7,513        26,301
---------------------------------------------------------------------------------------------
Net earnings                    815          831          671        1,643         3,960
---------------------------------------------------------------------------------------------
Net earnings per share          .24          .24          .20          .48          1.16
=============================================================================================

(16) Subsequent Event

On March 11, 1997, the Company announced its agreement to sell its Church Organ Systems division. The proposed divestiture reflects the Company's ongoing effort to focus on its core music products - acoustic and digital pianos. Sale of the Church Organ Systems division is conditioned upon approval of the Company's principal lender.

Baldwin Piano & Organ Company and Subsidiaries
Five-Year Summary (In thousands, except per share data)

                                                      1996          1995          1994          1993          1992
--------------------------------------------------------------------------------------------------------------------------
Earnings Statement Data:
Net sales                                        $ 115,070     $ 122,634     $ 122,347     $ 120,658     $ 110,077
Cost of goods sold                                  92,495        96,333        96,559        89,563        79,264
--------------------------------------------------------------------------------------------------------------------------
           Gross profit                             22,575        26,301        25,788        31,095        30,813
Income on the sale of
     installment receivables                         5,811         4,946         4,828         5,646         5,223
Interest income on
     installment receivables                         1,296           906           735           600           440
Other operating income, net                          3,476         4,010         4,482         4,984         5,002
--------------------------------------------------------------------------------------------------------------------------
                                                    33,158        36,163        35,833        42,325        41,478
Operating expenses:
     Selling, general and administrative            25,936        26,790        31,869        28,106        26,789
     Provision for doubtful accounts                 1,250           965         1,304         1,702         2,053
--------------------------------------------------------------------------------------------------------------------------
           Operating profit                          5,972         8,408         2,660        12,517        12,636
Interest expense                                     2,868         2,087         2,101         2,232         2,610
--------------------------------------------------------------------------------------------------------------------------
           Earnings before income taxes
             and  cumulative effect of changes
             in accounting principles                3,104         6,321           559        10,285        10,026
Income taxes                                         1,048         2,361           214         4,120         4,090
--------------------------------------------------------------------------------------------------------------------------
           Earnings before cumulative effect
             of changes in accounting
             principles                              2,056         3,960           345         6,165         5,936
Cumulative effect of changes in
       accounting for postretirement
       and postemployment benefits                      --            --            --        (1,604)           --
-------------------------------------------------------------------------------------------------------------------------
           Net earnings                          $   2,056     $   3,960     $     345     $   4,561     $   5,936
=========================================================================================================================
Earnings per share:
     Before cumulative effect of
       changes in accounting principles              $ .60        $ 1.16        $  .10        $ 1.81        $ 1.75
     Cumulative effect of changes in
       accounting for postretirement
       and postemployment benefits                      --            --            --          (.47)           --
--------------------------------------------------------------------------------------------------------------------------
           Net earnings per share                    $ .60        $ 1.16        $  .10        $ 1.34        $ 1.75
===========================================================================================================================

Balance Sheet Data (at December 31):
-------------------------------------------------------------------------------------------------------------------------
Working capital                                   $ 33,564      $ 34,703      $ 35,759      $ 35,941      $ 29,998
-------------------------------------------------------------------------------------------------------------------------
Total assets                                       112,064       101,429        97,460        89,928        91,665
-------------------------------------------------------------------------------------------------------------------------
Current portion of long-term debt                   30,901        17,646        16,746        11,299        18,622
-------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                 3,350         4,250         5,000         4,384         5,346
-------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                56,275        54,114        50,154        49,892        45,163
-------------------------------------------------------------------------------------------------------------------------

Certain prior year amounts have been reclassified to conform with current year financial statement presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

1996 COMPARED TO 1995

While market share in the Company's core acoustic piano business increased in 1996, net earnings were $2.1 million compared to $4.0 million for 1995 and gross profit decreased from $26.3 million to $22.6 million. Current year net earnings and gross profit were negatively impacted by strategic initiatives designed to enhance future competitiveness, including Baldwin's decision to exit its non-strategic contract music and furniture businesses. Earnings and gross profit were also impacted somewhat by lower profit margins due to a change in mix of sales in both musical products and electronic contracting businesses. 1996 results included a charge to record the one-time costs of a salaried workforce reduction and increased interest expense. This workforce reduction will generate pre-tax savings of approximately $1.3 million in 1997. 1996 net earnings were favorably impacted by reductions of 3% in selling, general and administrative expenses as well as increased income on installment receivables of 21% generated by the Company's wholly-owned finance subsidiary (Finance).

Net sales for 1996 totaled $115.1 million compared to $122.6 million for 1995. Contract music and furniture sales declined by $6.1 million (58%) due to Baldwin's decision to exit from these non-strategic businesses. In 1995, the Company consolidated the Baldwin and Wurlitzer dealer networks in order to allow dealers to offer both Baldwin and Wurlitzer products. Net sales from the musical products segment were slightly lower in 1996 versus the previous year due to the impact of this strategic consolidation. While sales declined 2% for the year, second half 1996 sales represent an 8% improvement over second half 1995. Within the musical products segment, digital piano sales dramatically improved 37% from 1995 resulting from the successful launch of the new Baldwin Pianovelle product line. Electronic contracting sales increased slightly compared to 1995.

The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. The 1996 gross profit is $1.0 million less than the amount that would have been reported had the first-in, first-out (FIFO) method been used.

Income on the sale of installment receivables and interest income on installment receivables increased by $.9 million and $.4 million, respectively, from 1995. This total increase of 21% is primarily the result of growth in the installment receivable portfolio of 8% complemented by lower interest rates. See "Liquidity and Capital Resources."

Other operating income decreased due primarily to a non-recurring gain on sale of fixed assets in 1995 of $.3 million.

Selling, general and administrative expenses decreased by $.9 million due primarily to the 1995 decisions to transition Baldwin's retail locations in Chicago to a wholesale dealer and the strategic consolidation of the Baldwin and Wurlitzer dealer networks that resulted in less support staff. This was partially offset by a one-time charge in 1996 due to a salaried workforce reduction.

The provision for doubtful accounts increased in 1996 primarily as a result of the growth in the dollar value of contracts sold by Finance.

Interest expense increased by $.8 million in 1996 resulting from higher debt levels necessary for pipeline inventories for the new ConcertMaster autoplayer, the Pianovelle digital piano line and additional purchases of imported Wurlitzer grand pianos. In addition, several electronic contracting customers delayed deliveries of orders throughout the year, which resulted in higher inventories of finished products. During the fourth quarter, the Company reduced its inventories by $7.8 million.

1995 COMPARED TO 1994

Net earnings were $4.0 million compared to $.3 million for 1994. Previous year net earnings were negatively affected by inventory write-downs related to decisions to upgrade technology on certain musical instruments ($1.7 million after tax) and expenses associated with the transition of senior management ($1.3 million after tax). 1995 net earnings were favorably affected by reductions in selling, general and administrative expenses associated with the half-year effect of the consolidation of Baldwin and Wurlitzer.

Net sales for 1995 totaled $122.6 million compared to $122.3 million for 1994. In 1995, the Company consolidated the Baldwin and Wurlitzer dealer networks in order to allow dealers to offer both Baldwin and Wurlitzer products. As of June 1, 1995, discontinued dealers were notified that they had ninety days to complete their termination with Baldwin. During this time, fewer units were sold to these discontinued dealers while newly assigned dealers were prohibited contractually from selling Wurlitzer products. Beginning September 1, 1995, Baldwin began shipping all Wurlitzer products under its existing consignment program. Under the consignment program, sales are reported after the Company receives payment from a dealer rather than, as Wurlitzer did previously, when the instruments were shipped to a dealer.

As a result of the consolidation of the dealer networks, net sales from the piano business were lower than the previous year by approximately $6.0 million. Approximately 50% of this reduction relates to dealer transition. The remainder is due to the accounting treatment of delayed recognition of sales under the consignment program. The decline in musical products sales was offset by an increase in sales in the contract manufacturing businesses.

Gross profit for 1995 improved by $.5 million compared to 1994. Prior year gross profit was negatively affected by inventory write-downs of $2.8 million. Excluding this adjustment, 1995 gross profit decreased by $2.3 million as a result of higher production costs in the keyboard instrument and electronic contracting businesses and an increased percentage of sales coming from lower margin furniture and music contracting businesses.

The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. The 1995 gross profit is $1.4 million less than the amount that would have been reported had the first-in, first-out (FIFO) method been used.

Income on the sale of installment receivables remained even with 1994. This is primarily the result of growth in the dollar value of contracts sold and higher interest rates charged on new installment contracts offset by higher interest costs. See "Liquidity and Capital Resources."

Selling, general and administrative expenses decreased by $5.1 million from 1994. Previous year expenses include $2.2 million associated with the transition of senior management. The remaining reductions in 1995 relate primarily to a transition of Baldwin's retail locations in Chicago to a wholesale dealer and the consolidation of the Baldwin and Wurlitzer dealer networks.

The provision for doubtful accounts declined due to continued reductions in losses experienced.

INFLATION, OPERATIONS AND INTEREST RATES

The impact of inflation on manufacturing and operating costs may affect the Company's results. However, the Company has generally been able to offset the impact of higher employment costs per hour and higher raw material unit costs by increases in sales prices.

The operations of the Company and its predecessors are subject to Federal, state and local laws regulating the discharge of materials into the environment. The Company does not anticipate that any environmental matters currently known to the Company will result in any material liability.

The Company's and its subsidiaries' operating results are sensitive to changes in interest rates primarily because of fixed interest rates on Finance's installment receivables and floating interest rates on a substantial portion of indebtedness. Additionally, the buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision.

The Company can partially offset the effect of interest rate changes by adjusting display fees on its consigned inventory and increasing interest rates on its new installment receivable contracts. In December 1996 and November 1995, the Company entered into two year interest rate cap agreements in order to reduce the potential impact of increases in interest rates on $44 million and $20 million, respectively, of floating-rate long-term debt. The agreements entitle the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate caps, but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparty will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparty.

The annual rate of interest under the revolving line of credit (Revolver) ranges from 150 to 250 basis points plus the greater of the LIBOR on three month deposits or the rate on 60 day high grade commercial paper.

LIQUIDITY AND CAPITAL RESOURCES

The Company requires significant working capital to support its operations. The Company builds inventory levels during each year to support its high fourth quarter seasonal sales demand.

The Company ships musical instruments to many of its dealers on a consignment basis. Because the Company finances inventory on consignment to its dealers, the Company's borrowings are higher than comparable companies not operating on the consignment basis.

The Company has a Revolver of $50 million with an initial due date of October 31, 2001. The Revolver is renewable for three consecutive one-year periods beyond October 31, 2001. Amounts outstanding under the Revolver are due one year after demand. However, the lender retains absolute discretion regarding each advance, even if no event of default then exists.

Under the Revolver, the lender will make available a line of credit based upon certain percentages of the carrying value of the Company's inventories and trade accounts receivable. At December 31, 1996, the Company had approximately $13.2 million of additional borrowing available under this line of credit, and considers this availability to be adequate.

The Company's debt agreements contain covenants that restrict, among other things, the payment of dividends, the repurchase of the Company's common stock and the Company's ability to incur new indebtedness and to enter new businesses. Such agreements permit the payment of dividends or repurchase of the Company's common stock equal to the lesser of (i) 50% of the Company's cumulative net earnings since January 1, 1986 or (ii) the amount of unused borrowing available under the Company's Revolver, reduced by the unpaid portion of the term loan. Accordingly, at December 31, 1996, approximately $8.9 million is available for the payment of dividends or the repurchase of the Company's common stock. Also, under the covenants of the Company's debt agreements, Finance can only pay dividends or repurchase its own stock to the extent its net worth exceeds $4.0 million. The Company's debt agreements contain provisions by which a default under one agreement constitutes a default under the other agreements.

In 1996, Finance amended its agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $100 million. Certain installment receivables are not eligible for sale and are retained by Finance. At the time of each installment receivable sale, Finance receives cash equal to the unpaid principal balance of the contracts, less a holdback of 10% of the principal balance of the contracts sold. Finance continues to service all installment receivables sold.

The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the lives of the contracts, the difference between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating interest rate provision is remitted to Finance as a service fee. In February 1994, Finance entered into a five year interest rate swap agreement in order to reduce the potential impact of an increase in interest rates on $20 million of installment contracts.

Proceeds from sale of installment receivables amounted to $66.5 million for 1996, $60.6 million for 1995 and $53.6 million for 1994. The increase in 1996 compared to 1995 and 1994 is largely the result of an increase in the volume of new installment contracts written at traditional keyboard dealers and at Company sponsored "event sales".

Under the sale agreements, Finance is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectible. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related 10% holdback. Finance is responsible for all credit losses associated with the sold receivables. Finance remains contingently liable on approximately $84.9 million of installment receivables. The Company believes an adequate allowance has been provided for any uncollectible receivables.

The Company has entered into negotiations with other potential lenders and expects to reach agreement on lending terms more favorable than the terms of agreements with its present lender, although such a result cannot be assured.

Certain former Wurlitzer dealers finance their inventory with floor plan loans from an independent bank. The dealers are required to pay the bank monthly interest payments and pay the principal balance after the inventory is sold or held longer than twelve months. The bank may request Wurlitzer to repurchase notes due from delinquent dealers. If Wurlitzer does not repurchase such notes, the bank can terminate the floor plan agreement with the dealers and require Wurlitzer to repurchase up to $.6 million of the outstanding dealer notes. The Company believes the consolidated financial statements contain adequate provisions for any loss that may be incurred as a result of this commitment.

Baldwin's Stock Repurchase Plan permits the Company to purchase an amount of the Company's common stock not to exceed the lesser of 1,033,000 shares or $12.4 million in dollar value. From the date the plan was adopted in November 1987 through September 1990, the Company has repurchased 701,300 shares of its common stock at an aggregate purchase price of $5.7 million under the plan.

Capital expenditures amounted to $3.6 million in 1996, $3.9 million in 1995 and $2.5 million in 1994. At December 31, 1996, the Company had no material outstanding capital commitments.