Form 10-K405, Exhibit 13
period 1997-12-31
BALDWIN PIANO & ORGAN CO /DE/
filed 1998-03-27
CIK 797315

                                                                    Exhibit 13.1



                                                                         BALDWIN
                                                                          [LOGO]
                                                              1997 ANNUAL REPORT




                MUSIC               RETAIL              CONTRACT


               [PHOTO]             [PHOTO]              [PHOTO]


               PRODUCTS            FINANCING           ELECTRONICS

BALDWIN AT A GLANCE


MUSIC PRODUCTS

PRODUCTS
--------------------------------------------------------------------------------
Grand pianos, vertical pianos, comput-erized auto-player piano systems and digital pianos.

BRAND NAMES
--------------------------------------------------------------------------------
Baldwin(R), Chickering(R) and Wurlitzer(R) acoustic pianos.

ConcertMaster(R) computerized player piano systems.

Baldwin Pianovelle(R) digital keyboards.

Markets
--------------------------------------------------------------------------------
North America, Asia, South America and Europe.

Annual Sales
--------------------------------------------------------------------------------
$ 91.0 Million.

Distribution Network
--------------------------------------------------------------------------------
400 independent dealers and 14 Company-owned stores.

PLANT SITES
--------------------------------------------------------------------------------
Greenwood, Mississippi (piano cases and wood components).

Trumann, Arkansas (vertical pianos).

Conway, Arkansas (grand pianos).

Juarez, Mexico (keys and actions).

OUTLOOK
--------------------------------------------------------------------------------
Combined, the Baldwin, Chickering and Wurlitzer brands are the best-selling acoustic pianos in North America; Pianovelle is the fastest-growing digital piano in the country and ConcertMaster competes as a top-of-the-line auto-player system. Innovative products, international opportunities and strengthened marketing are expected to create demand beyond category growth.

RETAIL FINANCING

PRODUCTS
--------------------------------------------------------------------------------
Point-of-sale consumer financing for new and used pianos, and special promotion programs. Piano leasing programs.

MARKETS
--------------------------------------------------------------------------------
United States.

ANNUAL REVENUE
--------------------------------------------------------------------------------
$ 8.9 Million.

DISTRIBUTION NETWORK
--------------------------------------------------------------------------------
More than 500 dealers.

LOCATION
--------------------------------------------------------------------------------
Loveland, Ohio.

OUTLOOK
--------------------------------------------------------------------------------
Keyboard Acceptance Corporation has been the leading retail financier of keyboards for almost a century. Loan portfolio grew by 11 percent in 1997, fueled by aggressive marketing, intro-duction of new services and a healthy economy. This trend is expected to continue in 1998.

CONTRACT ELECTRONICS

PRODUCTS
--------------------------------------------------------------------------------
Printed circuit board assemblies, design, engineering, testing, electro-mechanical and mechanical assemblies, post-production repair and order fulfillment.

MARKETS
--------------------------------------------------------------------------------
Original equipment manufacturers in the United States.

ANNUAL SALES
--------------------------------------------------------------------------------
$ 35.7 Million.

DISTRIBUTION NETWORK
--------------------------------------------------------------------------------
Internal and independent sales representatives.

PLANT SITE
--------------------------------------------------------------------------------
Fayetteville, Arkansas.

OUTLOOK
--------------------------------------------------------------------------------
Baldwin competes in the highly fragmented $25 billion electronics manufacturing services industry in North America. Baldwin Contract Electronics' 1997 growth rate of 15 percent should continue in 1998.

                                                         FINANCIAL HIGHLIGHTS



($ millions except per share)                      1995         1996          1997
-----------------------------------------------------------------------------------
Net Sales                                        $ 122.6       $ 115.1      $ 143.1(a)
Net Earnings                                         4.0           2.1          4.4(a)
Basic Earnings Per Share                            1.16          0.60         1.30(a)
Long-Term Debt, including current portion           21.9          34.3         28.6
Working Capital                                     34.7          31.5         47.9
Shareholders' Equity                                54.1          56.3         60.8
Debt to Equity Ratio                                0.40          0.61         0.47
-----------------------------------------------------------------------------------



        NET SALES                      BASIC EARNINGS PER SHARE                      BOOK VALUE PER SHARE
      ($ millions)                            (dollars)                                    (dollars)
1995      1996      1997               1995      1996      1997                     1995      1996      1997
----      ----      ----               ----      ----      ----                     ----      ----      ----
122.6     115.1     143.1              1.16      0.60      1.30                     15.85     16.45     17.66

                          128.5(a)                              1.05(a)




      MUSIC SALES                   KAC INSTALLMENT PAPER WRITTEN                 CONTRACT ELECTRONICS SALES
     ($ millions)                           ($ millions)                                 ($ millions)
1995      1996      1997               1995      1996      1997                     1995      1996      1997
----      ----      ----               ----      ----      ----                     ----      ----      ----
79.9      79.8      105.6              69.6      74.2      87.2                     30.7      30.8      35.7

                          91.0(a)


-------------------------------------------------------------------------------

(a) During 1997, the phase-out of the Company's consignment inventory program and other one-time events added $14.6 million to sales, $0.9 million to net earnings and $0.25 to earnings per share. Without these items, 1997 sales, net earnings and basic earnings per share would have been $128.5 million, $1.6 million and $1.05, respectively.

----------------------------------------------------------------------------

TO OUR SHAREHOLDERS

[KAREN L. HENDRICKS PICTURED]

AS PROMISED, the pace of positive change at Baldwin accelerated significantly in 1997. Working against the strategic plan we outlined for you a year ago, we have made substantial progress in modernizing and streamlining our Music business and laying the foundation needed to accelerate profitable growth in our Retail Financing and Contract Electronics businesses.

Demand for pianos has increased, and in 1998, as the cost benefits of 1997's initiatives begin to flow through to our Music business, we anticipate further progress in improving plant utilization and operating margins. In the coming year, we will also turn more of our attention to realizing attractive opportunities for profitable growth in our other two core businesses -- Retail Financing and Contract Electronics. By achieving a more balanced business mix, we expect to multiply our growth opportunities and better insulate Baldwin's earnings against shifts in the business and economic cycles. This is designed to build additional value for our shareholders in the form of improved earnings stability.

Before reviewing 1997 with you, I want to recognize the invaluable and tireless efforts of our employees. They are real professionals one and all, who have rolled up their sleeves and put their shoulders to the wheel of change. It has been an exhilarating, sometimes gut-wrenching, but ultimately satisfying experience. And while there is certainly more work to be done, we believe you will be encouraged, as we are, by the significant progress made over the past year.

In 1997, we laid the essential groundwork needed to improve profits in 1998 and beyond. During the year, we achieved revenue improvements in each of our core businesses; negotiated new and more favorable financing arrangements with our present lender and a new lender; divested non-core businesses; substantially reduced inventories; improved production turnaround, manufacturing processes, asset utilization, quality control and engineering support in our music plants; outsourced transportation of keyboard instruments, dramatically improving order-to-delivery cycle times to our dealers; created a contract electronics bonus program to focus management on asset utilization as we grow this business; added key management personnel in music and contract electronics; and restructured financing arrangements with our dealers, which improved our balance sheet and cash flow and enhanced our ability to service, support and supply our dealer network.

Net sales from operations for 1997 were up 12 percent to $128.5 million, compared with $115.1 million last year. Total reported 1997 sales of $143.1 million included the one-time impact of our sell-off of consignment inventory, as we shifted our dealer financing from consignment sales to our new Baldwin Inventory Finance Program.

Continuing music operations and contract electronics both achieved double-digit sales growth, a reflection of a healthy economic climate, more aggressive marketing strategies and an intense focus on execution. With both of these businesses demonstrating robust sales potential, we expect sales growth to continue in the months ahead.

Our Keyboard Acceptance Corporation (KAC), which provides point-of-sale consumer financing for keyboard instruments, increased its retail financing portfolio by 11 percent this year, while the face value of new financing contracts rose 19 percent versus a year ago. Taken together, KAC and our music business have historically strengthened each other and will continue to do so in the future, but there are other growth opportunities as well. While KAC is the domestic market leader in retail financing of keyboard instruments, we believe there is still room to grow our financing business beyond the current dealer network. In late 1997 we also initiated Signature Leasing, to give Baldwin piano customers another financing option. In the coming year, we expect leasing to continue to grow as a popular financing tool.

Net earnings for 1997 rose 75 percent to $3.6 million, or $1.05 per share, excluding the one-time addition of $0.9 million, or 25 cents per share, attributable primarily to our exit from consignment. Including consignment-related profits, reported earnings for 1997 were $4.4 million. We anticipate further improvements in profitability

SHAREHOLDER LETTER

throughout 1998, as a result of initiatives involving all three core businesses. In addition, the impact of efforts begun in 1997 and continuing into 1998 will generate savings through better supply chain management, manufacturing efficiencies, and improvements in capacity and asset utilization.

The ongoing strategies we have pursued these past several years have served us well and remain firmly in place. We will continue to: 1) drive gross margin improvements in our music and contract electronics plants; 2) focus on profitable growth in all three core businesses; 3) maintain the pace of innovation at every level of our organization, and 4) improve asset utilization via increased throughput and control of working capital. With the changes we have initiated beginning to yield visible results, the stage is well set to continue to execute against these successful strategies again in 1998.

If there is one key lesson we revalidated in 1997, it is the power of focus. It will continue to be our watchword in 1998. For Baldwin, this means focus on strategy, priorities, execution and our end customers. Making the right choices, and then working hard to see them executed well, is what we are about. We are confident that building three strong, resilient businesses will drive profitable growth and produce enhanced value for our shareholders.



/s/ Karen L. Hendricks

Karen L. Hendricks
Chairman, Chief Executive Officer and President

BALDWIN MUSIC PRODUCTS

         Driven by successful product introductions, aggressive marketing, a powerful brand name franchise and improved manufacturing efficiencies, Baldwin Music Products continued to gain sales and earnings momentum, turning in a very solid performance for the year.

Combined, the Baldwin, Chickering and Wurlitzer brand names are America's best-selling acoustic pianos, while the Baldwin Pianovelle brand is the nation's fastest-growing digital piano. In 1997, music product sales from operations reached $91 million, a strong 14 percent increase over 1996. This put Baldwin well ahead of the piano industry overall, with the Company's strongest year-to-year gain since 1988 when Baldwin acquired Wurlitzer. The 14 percent gain excludes the positive one-time impact of $14.6 million in sales attributable to the phase-out of dealer consignment sales.

This Division achieved significant market share gains for both acoustic and digital instruments. On a unit sales basis, Baldwin's acoustic market share rose from 26 percent to an estimated 28 percent, up for the third straight year. The two-year-old Pianovelle digital piano line captured an estimated 6 percent share of this expanding market, moving closer to our year 2000 goal of 10 percent. All of Baldwin's domestic sales channels -- 400 independent dealers, Company-owned retail stores, and factory direct sales -- met, or exceeded, 1997 sales targets.

MUSIC PRODUCTS DIVISION

With the United States accounting for less than 20 percent of the world piano market, this domestic progress has also energized the Company's international sales strategy. Baldwin has already developed products designed to appeal specifically to overseas buyers. In 1998, for the first time in many years, Baldwin will present its pianos at the Frankfurt Musikmesse in Germany, the world's largest annual showcase for musical instruments.

Fueling this Division's healthy l997 sales performance was the introduction of innovative, sales-generating products such as Baldwin's exclusive ConcertMaster(R) player piano system. Shipments began in the second quarter of l997. Many families today have the resources and desire to own an elegant Baldwin grand piano. Now, it can be a useful and satisfying purchase even if no one in the household plays the piano. The ConcertMaster auto player technology provides another compelling reason to buy a Baldwin grand -- to both families and commercial customers such as hotels, restaurants, and lounges. We believe that up to one in three new grand pianos sold in the United States is now equipped with some sort of auto-player system. The ConcertMaster competes as a top-of-the-line unit.

          [Picture of grand piano equipped with Consert Master System]

                BALDWIN CONCERTMASTER COMPUTERIZED PLAYER SYSTEM

Introduction of synchronous manufacturing techniques at all four Baldwin piano plants continued to impact dramatically on operating efficiency, cycle time and inventory requirements. By late 1997, the average number of days needed to fulfill dealer orders for vertical pianos had fallen from 32 to just 18. At the same time, we reduced our vertical piano inventory by half. In 1998, these initiatives should result in lower costs, higher gross margins and improved quality and will be extended to include the Company's grand pianos.

Baldwin undertook several initiatives in 1997 to improve its dealer support programs. The main initiative was the Baldwin Inventory Finance Program offered by Baldwin to its dealers in conjunction with Deutsche Financial Services, a large global commercial finance organization. This program replaced Baldwin's previous system of consignment, affording dealers more attractive financial terms, substantially reducing the administrative burdens on Baldwin and giving our sales force the opportunity to do more selling. More than 78 percent of our dealers have already chosen Baldwin's new inventory finance program.

Throughout the year, Baldwin's Concert & Artist Division was actively involved in projects promoting the "Baldwin Sound" through the Company's roster of celebrated

MUSIC PRODUCTS DIVISION

artists from the American classical, pop, and jazz piano worlds. We also reinforced Baldwin's valued relationships with such prestigious musical organizations as the Boston Symphony Orchestra, Chicago Symphony Orchestra, Philadelphia Orchestra, Cincinnati Symphony as well as the world-renowned Tanglewood Festival Center and John F. Kennedy Center for the Performing Arts.

Yet another source of pride for Baldwin was the early 1998 placement of a magnificent ConcertMaster-equipped Baldwin Grand in the family quarters at the White House -- a gift to the People of the United States. We believe every home deserves a Baldwin.

[Picture of a of Computer]

New Web Site -- An Internet web site has been launched by Baldwin to provide a convenient way for both web surfers and Baldwin dealers to access information about the Company and its products. The site may be viewed on any computer that is equipped to access the Internet. Viewers may also connect to the Baldwin Pianovelle web site which spotlights the Company's innovative line of digital pianos.


                   www.baldwinpiano.com or www.pianovelle.com

BALDWIN RETAIL FINANCING

      Keyboard Acceptance Corporation -- Nearly one hundred years ago, Baldwin recognized that the opportunity to pay over time for such a major purchase as a piano was a critical element in the consumer's buying decision. That has not changed, and today Baldwin is the only piano manufacturer that offers in-house consumer financing.

Baldwin's financing subsidiary, Keyboard Acceptance Corporation (KAC), continued its growth in 1997 by increasing its outstanding loan portfolio by 11 percent. The dollar value of new contracts grew by 18 percent as a result of the number and average value of new contracts written. Over the past five years KAC's portfolio has grown 75 percent.

No company in the industry knows its dealers and their customers better than KAC. With a staff that has decades of experience serving the specialized retail financing needs of the keyboard industry, KAC uses this distinct competitive advantage to tailor very attractive financing programs, featuring competitive rates, rent-to-own options, prompt credit approval and other unique dealer services. KAC's intimate familiarity with the industry has enabled the Company to forge a unique and mutually beneficial partnership with its dealers, creating a bond so strong that a number of competitors have abandoned the keyboard financing niche entirely.

BALDWIN RETAIL FINANCING


Today the vast majority of KAC's dealers rely on the Company as the primary credit source for their customers. Many of these dealer relationships have been built on two or more generations of mutual trust and understanding -- factors that have played, and will continue to play, a major role in KAC's ongoing success.

KAC also provides its dealers with the kind of special incentives and local promotions that drive sales, offering other support services that go well beyond the industry norm. For example, during 1997 KAC representatives served at more than 100 major sales events in 25 states. This service allows on-site credit decisions, helps customers to make financing choices quickly and frees the sales staff to present products more efficiently. If a creative way can be found to help a customer obtain the premium product they have always wanted, KAC can do it. Because KAC's programs have proven so successful, its dealer network has grown by 40 percent since 1993.

KAC's credit losses have consistently been only a fraction of what the consumer finance industry as a whole has experienced. When repossessions do occur, KAC now benefits from its unique ability to resell them at retail, thereby greatly minimizing any loss, yet providing value to customers.

                       [Picture of a hand holding a pen]

In September 1997, KAC opened the National Piano Repossession Center (NPRC) near Atlanta, Georgia. The NPRC receives repossessed pianos from all over the country, reconditions them as needed and sells them in a showroom dedicated solely to these repossessed instruments. The new center has attracted a steady stream of eager bargain hunters, many of whom also finance their purchase through KAC. By eliminating any financial liability for repossessions, the dealer is free to focus primarily on the sale of new keyboard instruments. This strategy has substantially enhanced the value dealers place on their relationship with KAC.

KAC is proud of its long-standing dealer recognition and quality reputation as the nation's oldest, largest and best known retail finance company exclusively devoted to serving the keyboard industry. More aggressive marketing, introduction of new services and a healthy economy helped spur record new business for KAC in 1997. These same conditions create an exciting future for KAC and its dealers during 1998.

BALDWIN RETAIL FINANCING


SIGNATURE LEASING CORPORATION -- Despite the tremendous popularity of consumer leases for high-ticket purchases, such as boats and automobiles, leasing has never been broadly available to piano consumers. Baldwin saw this as a major opportunity and in late 1997 launched Signature Leasing to offer piano buyers another financing alternative. Early results are encouraging, as dealers and the Company's own sales force begin to utilize Signature Leasing's potential as a method to increase piano sales. In 1998, Baldwin will continue to educate both its sales force and its dealer network about the benefits and selling points of leasing.


[PICTURE OF A FOUNTAIN PEN AND CONTAINER OF INK]

Signature Leasing -- Signature Leasing is a wholly-owned subsidiary of Baldwin created to reduce the cash required by the consumer to have one of the Company's Baldwin, Chickering, Wurlitzer or Pianovelle products. It offers a full range of proprietary lease programs. Signature Leasing deals exclusively with Baldwin products and Baldwin's dealers, and is expected to significantly increase their sales. For those leased keyboard instruments returned at the end of the lease term, Baldwin has unique refurbishing skills and resources, and a network of Company stores to profitably sell these renewed instruments.

BALDWIN CONTRACT ELECTRONICS

     WHILE HEIGHTENED BUSINESS COMPETITION on a global scale has made outsourcing a critical staple of American manufacturing, it has also created exciting opportunities for technologically proficient, high-quality, full-service suppliers such as Baldwin Contract Electronics, based in Fayetteville, Arkansas.

Currently, the North American electronics manufacturing services industry that serves original equipment manufacturers (OEMs) is a booming $25 billion industry -- and growing. Yet the sector remains highly fragmented with hundreds of small players and a few large ones. In this crowded arena, Baldwin is well positioned for growth.

In 1997, Baldwin's proven reputation for quality, reliability and quick turnaround increased total sales 15 percent to $35.7 million. New customer sales accounted for 15 percent of the total. This Division continues to concentrate its business on higher-margin printed circuit boards and value-added services, but with focus on asset utilization and operating profitability.

While the manufacture of printed circuit board assemblies still represents approximately 60 percent of this Division's revenues, Baldwin Contract Electronics is increasingly providing customers with such higher-margin services as design,

BALDWIN CONTRACT ELECTRONICS


engineering, testing, electromechanical and mechanical assembly, post-production repair and order fulfillment.

Baldwin has long-standing partnerships with each of its largest customers. In fact, this Division's 10-year-plus relationship with its top three customers have grown consistently at an annual compound growth rate of nearly 21 percent for the last 10 years. Baldwin Contract Electronics has also received numerous "Outstanding Supplier" awards from its customers, including the 1997 top supplier award from its largest customer. While this Division continues to build and strengthen its strategic alliances with core customers, its aggressive pursuit of "under-outsourced" market segments has already achieved a measure of success in attracting new business.

In targeting new customers, Baldwin Contract Electronics has set its sights on the industrial, consumer and business equipment sectors, which have more recently begun to embrace outsourcing in a major way. Unlike traditional outsourcing sectors, such as computer and telecommunication manufacturing, where long-standing outsourcing relationships are already in place, Baldwin Contract Electronics is targeting those sectors where there is still plenty of room for outsourcing to grow.

                       [Picture of printed circuit board]

Mirroring the growth of the overall electronics manufacturing services industry, Division sales have been expanding rapidly, producing a five-year annual growth rate of 17 percent, with every indication that double-digit growth will continue through the end of the decade and beyond.

Baldwin's long reputation for quality and craftsmanship, and Baldwin Contract Electronics' ability to offer customers a full spectrum of outsourced services gives this Division a powerful competitive edge. By focusing on outsourcing services aimed at the low-to-medium volume segment of the market, Baldwin Contract Electronics has achieved a strategic mix of customers that differs markedly from the industry as a whole, where 70 percent of the business revolves around such highly competitive areas as computers, peripherals and communications.

These same fiercely competitive segments account for only 10 percent of this Division's output, and with good reason. Major opportunities to add value and achieve higher margins lie elsewhere, in higher value segments such as medical, industrial, automotive, consumer, instrumentation and other products. And these are the principal sectors that Baldwin Contract Electronics will pursue in 1998 and beyond.

BALDWIN CONTRACT ELECTRONICS


This Division's future prospects have been further enhanced by the recent appointment of a highly-regarded, long-time senior engineering executive in the contract electronics industry to direct all Baldwin Contract Electronics operations.

This Division's strategy rests on maintaining a powerful base of large core customers, adding new higher-margin business and leveraging Baldwin's strong reputation for quality. This plan positions Baldwin Contract Electronics to become a significant contributor to Baldwin's profitability in the years ahead.

[PICTURE OF WOMEN EXERCISING ON STAIRMASTER(R) SPORTS/MEDICAL PRODUCT]

Value-added Services -- The engineering and design expertise of Baldwin Contract Electronics has helped StairMaster(R) Sports/Medical Products, Inc., a leader in the health and fitness equipment industry, convert the circuit boards used in its products to surface mount technology. This advancement has allowed for extra features in StairMaster's products and enhanced product reliability in the field. Value-added work such as design and testing presents growth opportunities for Baldwin Contract Electronics.
                                                                       PAGE 17

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES


DIRECTORS
----------------------------------------------------------------------------

Karen L. Hendricks
Chairman, Chief Executive Officer and President
Baldwin Piano & Organ Company

George E. Castrucci
Management Consultant, Former Chairman
& Chief Executive Officer of Great American Broadcasting Company

William B. Connell
Lead Director of Baldwin Piano & Organ Company
Chairman of EDB Holdings, Inc.

John H. Gutfreund
President of Gutfreund & Company Inc.
Retired Chairman and Chief Executive Officer of Salomon Brothers, Inc.

Joseph H. Head, Jr.
Chairman of Atkins & Pearce, Inc.

Roger L. Howe
Retired Chairman of U.S. Precision Lens, Inc.


EXECUTIVE OFFICERS
----------------------------------------------------------------------------

Karen L. Hendricks
Chairman, Chief Executive Officer and President

Stephen P. Brock
Executive Vice President and General Manager, Music Division

Ronald P. Geguzys
Executive Vice President and
General Manager, Contract Electronics Division

Randolph R. Marks
Executive Vice President, Piano Operations

Perry H. Schwartz
Executive Vice President and Chief Financial Officer

George C. Huebner
Senior Vice President and
General Manager, Keyboard Acceptance Corporation

Ronald W. Kruse
Corporate Secretary, Vice President and
General Manager, Signature Leasing Company

----------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Baldwin Piano & Organ Company

     We have audited the accompanying consolidated balance sheets of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                         KPMG PEAT MARWICK LLP
Cincinnati, Ohio
February 23, 1998

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
Consolidated Statement of Earnings
Years ended December 31, 1997, 1996 and 1995
(In thousands, except earnings per share)

                                                                              1997               1996                1995
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 $143,101           $115,070            $122,634
Cost of goods sold                                                         115,052             92,495              96,333
-----------------------------------------------------------------------------------------------------------------------------
         Gross profit                                                       28,049             22,575              26,301
Income on the sale of installment receivables                                7,378              5,811               4,946
Interest income on installment receivables                                   1,249              1,296                 906
Other operating income, net                                                  2,304              3,476               4,010
-----------------------------------------------------------------------------------------------------------------------------
                                                                            38,980             33,158              36,163
Selling, general and administrative                                         29,451             27,186              27,755
-----------------------------------------------------------------------------------------------------------------------------
         Operating profit                                                    9,529              5,972               8,408
Interest expense                                                             2,865              2,868               2,087
-----------------------------------------------------------------------------------------------------------------------------
         Earnings before income taxes                                        6,664              3,104               6,321
Income taxes                                                                 2,215              1,048               2,361
-----------------------------------------------------------------------------------------------------------------------------
         Net earnings                                                     $  4,449           $  2,056            $  3,960
=============================================================================================================================
Basic earnings per share                                                  $   1.30           $    .60            $    1.16
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares                                     3,435              3,421               3,415
-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                                    1.28           $    .59            $   1.15
-----------------------------------------------------------------------------------------------------------------------------
Weighted average number of common and
     common equivalent shares                                                3,483              3,462               3,434
=============================================================================================================================

 See accompanying Notes to Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31, 1997, 1996 and 1995
(In thousands)

                                              Common       Additional         Retained           Cost of
                                               stock     paid-in capital      earnings       treasury shares       Total
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                     $ 42           $12,001          $44,318           $(6,207)         $50,154
     Net earnings                                --                --            3,960                --            3,960
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                       42            12,001           48,278            (6,207)          54,114
     Proceeds from exercise of stock options     --               105               --                --              105
     Net earnings                                --                --            2,056                --            2,056
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                       42            12,106           50,334            (6,207)          56,275
     Proceeds from exercise of stock options     --               210               --              (176)              34
     Stock grants issued                         --                65               --                --               65
     Net earnings                                --                --            4,449                --            4,449
-----------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                     $ 42           $12,381          $54,783           $(6,383)         $60,823
=============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 1997 and 1996 (In thousands)

Assets                                                                                         1997                1996
----------------------------------------------------------------------------------------------------------------------------
Current assets:
     Cash                                                                                    $    680            $    774
     Receivables, net                                                                          23,201              13,933
     Inventories                                                                               36,649              54,453
     Deferred income taxes                                                                      2,460               3,533
     Other current assets                                                                       4,423               4,496
----------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                                  67,413              77,189
----------------------------------------------------------------------------------------------------------------------------
Installment receivables, less current portion                                                  16,502              11,435
Property, plant and equipment, net                                                             18,262              16,479
Other assets                                                                                   12,183               6,961
----------------------------------------------------------------------------------------------------------------------------
         Total assets                                                                        $114,360            $112,064
============================================================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------------------------------
Current liabilities:
     Current portion of long-term debt                                                       $    900            $ 30,901
     Accounts payable                                                                          10,812               8,915
     Income taxes payable                                                                         575                 154
     Accrued liabilities                                                                        7,221               5,757
----------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                             19,508              45,727
----------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                                                           27,650               3,350
Deferred income taxes                                                                             237                  73
Other liabilities                                                                               6,142               6,639
----------------------------------------------------------------------------------------------------------------------------
         Total liabilities                                                                     53,537              55,789
----------------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
     Common stock (4,205,094 issued shares in 1997 and 4,175,144 issued shares in 1996)            42                  42
     Additional paid-in capital                                                                12,381              12,106
     Retained earnings                                                                         54,783              50,334
----------------------------------------------------------------------------------------------------------------------------
                                                                                               67,206              62,482
     Less cost of treasury shares (760,380 shares in 1997 and 749,748 shares in 1996)          (6,383)             (6,207)
----------------------------------------------------------------------------------------------------------------------------
         Total shareholders' equity                                                            60,823              56,275
----------------------------------------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                                          $114,360            $112,064
============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 (IN THOUSANDS)

INCREASE (DECREASE) IN CASH                                                   1997               1996                1995
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net earnings                                                       $    4,449         $    2,056          $    3,960
     Adjustments to reconcile net earnings to net cash
         provided by (used in) operating activities:
              Depreciation and amortization                                  3,421              2,204               2,656
              Gain on sale of assets                                            --                 --                (266)
              Provision for doubtful accounts                                1,466              1,250                 965
              Deferred income taxes                                          1,236              1,069               1,760
              Change in assets and liabilities:
                  Trade receivables                                         (7,471)               161                (956)
                  Inventories                                               17,805            (10,516)                315
                  Other current assets                                          73                223              (1,257)
                  Other assets                                              (5,393)               220                  75
                  Accounts payable, accrued and other liabilities            2,890             (3,486)                758
                  Income taxes payable                                         421               (468)               (899)
----------------------------------------------------------------------------------------------------------------------------
                       Net cash provided by (used in) operating activities  18,897             (7,287)              7,111
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Additions to property, plant and equipment                             (4,996)            (3,602)             (3,934)
     Proceeds from sale of assets                                               --                 --                 839
----------------------------------------------------------------------------------------------------------------------------
                       Net cash used in investing activities                (4,996)            (3,602)             (3,095)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Installment receivables written                                       (87,186)           (74,244)            (69,555)
     Installment receivables liquidated                                      4,474              6,495               4,839
     Proceeds from sale of installment receivables                          74,383             66,523              60,635
     Net borrowing (repayment) on long-term debt                            (5,700)            12,355                 150
     Proceeds from exercise of stock options                                    34                105                  --
----------------------------------------------------------------------------------------------------------------------------
                       Net cash (used in) provided by financing activities (13,995)            11,234              (3,931)
Net (decrease) increase in cash                                                (94)               345                  85
Cash at beginning of year                                                      774                429                 344
----------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                    $       680        $       774          $      429
============================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
----------------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:   Interest                              $     3,018        $     2,781          $    2,161
                                 Income taxes                          $       527        $       595          $    1,584
============================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
     The accompanying consolidated financial statements include the accounts of Baldwin Piano & Organ Company and all of its subsidiaries (Company). All material intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION
     Prior to mid 1997, the Company shipped keyboard instruments to a majority of its dealers on a consignment basis and retained title to each consigned instrument until it was sold by the dealer. Under consignment, sales are recorded when the dealer sells an instrument to one of its customers. Starting in June 1997, the Company phased out its consignment program. For dealers not in consignment, title is transferred at the time of shipment to the dealer and the Company recognizes a sale at that time.
     While the Company was shipping on consignment, a monthly display fee was charged on all consigned inventory held by dealers longer than ninety days. This display fee, on an annual basis, ranged from 10.5% to 15.5% of the selling price of such inventory to the dealer. Display fee income comprises the majority of the amount reported in the Consolidated Statement of Earnings as "Other operating income, net".
     The Company produces electronic, furniture and keyboard components on behalf of other manufacturers. These contract businesses transfer title and recognize revenue at the time of shipments to their customers.

INSTALLMENT RECEIVABLES
     Installment receivables are recorded at the principal amount of the contracts. Interest on the contracts is recorded as income using the interest method.
     The Company's wholly-owned finance subsidiary (Finance) maintains an agreement with an unconsolidated, qualifying special purpose entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $150 million. The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Finance continues to contractually service all installment receivables sold. Over the lives of the contracts, the spread between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating rate provision is remitted to Finance as a servicing fee. This amount is recorded in the Consolidated Statements of Earnings as "Income on the sale of installment receivables".

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

PROPERTY, PLANT AND EQUIPMENT
     Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related property. The estimated useful lives are principally as follows:

                Description                        Years
                -----------------------------------------
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

OTHER ASSETS
     Other assets consists primarily of goodwill and institutional and display inventory. Goodwill, which represents the excess of purchase price over the fair value of the net assets acquired, is amortized on a straight line basis over the expected periods to be benefited, generally 40 years. The Company evaluates long-lived assets, including goodwill and other intangibles, based on fair values or projected undiscounted cash flows whenever significant events or changes in circumstances occur which indicate the carrying amount may not be recoverable.

TAXES ON INCOME
     Deferred income taxes reflect the future tax consequences of differences between the tax base of assets and liabilities and their financial reporting amounts at each balance sheet date, based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

STOCK OPTION PLANS
     Prior to January, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123.

RETIREMENT PLANS
     Defined contribution and defined benefit plans cover substantially all hourly and salaried employees located in the United States. The Company also maintains a deferred compensation plan for certain key employees. The Company's cost of providing these retirement plans is recognized as a charge to income in the year cost is incurred.

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

FOREIGN CURRENCY TRANSLATION
     Financial statements of foreign subsidiaries, where the local currency is the functional currency, are translated into U.S. dollars at the current exchange rates except inventories, sales, cost of goods sold and expenses which are translated at average exchange rates during each reporting period. Adjustments resulting from the translation of financial statements are recorded in the results of operations.

DERIVATIVE FINANCIAL INSTRUMENTS
     Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the caps. Unamortized premiums are included in other assets in the Consolidated Balance Sheets. Amounts receivable under cap agreements are accounted for as a reduction of interest expense. The Company has an interest rate swap agreement to adjust the interest sensitivity of long-term, fixed rate installment receivables. Net interest income (expense) resulting from the differential between exchanging floating and fixed-rate swap interest payments is recorded on an accrual basis as an adjustment to the interest income of the associated asset. The Company does not hold or issue derivative financial instruments for trading purposes.

EARNINGS PER SHARE
     Effective December 31, 1997, the Company adopted SFAS No. 128 "Earnings Per Share" which simplifies the standards for computing earnings per share. Quarterly earnings per share have been restated to reflect the adoption, however, there was no material impact on the Company's previously reported earnings per share. Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding. Unless otherwise indicated, references to per share amounts are basic per share amounts.

TRANSFER AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES
     Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was adopted on January 1, 1997 and provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS 125 requires an entity that sells installment receivables with contractual servicing rights retained to allocate the previous carrying amount between the assets sold and any retained interest based on their relative fair values at the date of transfer. The resulting servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Servicing rights are assessed for impairment periodically based on fair value of estimated future cash flows using discount rates that approximates current market conditions and expected future prepayment rates, with any impairment recognized through a valuation allowance. For purposes of measuring impairment, the underlying receivables are stratified based on original interest rates and estimated maturities.

USE OF ESTIMATES
     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

RECLASSIFICATIONS
     Certain prior year amounts have been reclassified to conform with current year financial presentation.

(2) RECEIVABLES
    Receivables consist of the following (In thousands):

                                                            1997           1996
--------------------------------------------------------------------------------
Trade                                                  $  14,770       $  9,693
Installment - owned                                       13,447          8,814
Holdback on installment accounts sold                     12,586          9,841
Other                                                        438            558
--------------------------------------------------------------------------------
                                                          41,241         28,906
Less allowance for doubtful accounts                       1,538          3,538
--------------------------------------------------------------------------------
              Net receivables                             39,703         25,368
Less noncurrent portion                                   16,502         11,435
--------------------------------------------------------------------------------
              Net current receivables                  $  23,201       $ 13,933
================================================================================

      In the normal course of business, the Company extends credit to various dealers where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact the Company's overall credit risk. However, management believes that consolidated trade accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1997 and 1996.
       Installment receivables owned by Finance are net of unearned interest charges of $0.7 million and $1.3 million at December 31, 1997 and 1996, respectively. See Note 5 for additional information on installment receivables and Note 6 for information regarding the use of receivables to secure borrowings.

(3) INVENTORIES
    Inventories consist of the following (In thousands):

                                                            1997           1996
--------------------------------------------------------------------------------
FIFO cost:    Raw materials                            $  18,406      $  15,540
              Work-in-process                              8,865          8,257
              Finished goods                              19,306         43,623
--------------------------------------------------------------------------------
                                                          46,577         67,420
Less revaluation to LIFO                                  (9,928)       (12,967)
--------------------------------------------------------------------------------
                                                       $  36,649      $  54,453
================================================================================

     At December 31, 1997 and 1996, approximately 68% and 76%, respectively, of the Company's inventories were valued on the LIFO method.
     Net earnings for 1997 are approximately $1.8 million greater than would have been reported had the FIFO method been used. Of that amount approximately $0.9 million was attributable to the phase-out of the Company's consignment inventory program. Net earnings for 1996 and 1995 are approximately $0.6 million and $0.8 million, respectively, less than would have been reported had the FIFO method been used.
     During 1997 the liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the current cost of inventories decreased cost of sales and, therefore, increased earnings before income taxes by approximately $5.6 million, offset by the effect of inflation in the current year of $2.6 million.
      See Note 6 for information regarding the use of inventories to secure borrowings.

(4) PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment consist of the following (In thousands):

                                                            1997           1996
--------------------------------------------------------------------------------
Land                                                   $     414      $     414
Buildings and building equipment                          14,462         13,013
Machinery and equipment                                   19,265         18,552
Leasehold improvements                                       549            544
--------------------------------------------------------------------------------
                                                          34,690         32,523
Less accumulated
       depreciation and amortization                      16,428         16,044
--------------------------------------------------------------------------------
                                                       $  18,262      $  16,479
================================================================================

See Note 6 for information regarding the use of property, plant and equipment to secure borrowings.

(5) DISCLOSURE REGARDING FINANCE SUBSIDIARY
     The Company sells certain of its keyboard instruments to customers on the installment method. The Company has a continuing agreement to sell all of its installment receivables to Finance. Also, Finance purchases installment receivables for music products from independent retail dealers.
     In 1997, Finance amended its agreement with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $150 million. Certain installment receivables are not eligible for sale and are retained by Finance. Finance continues to service all installment receivables sold.
     At the time of each installment receivable sale, Finance receives cash equal to the unpaid principal balance of the contracts, less a purchase discount applied to the principal balance of the contracts sold. The purchase discount is adjusted at each receivable sale and is determined using the loss experience and effective yield of the portfolio.
     The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the duration of the contracts, the difference between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating interest rate provision is remitted to Finance as a service fee. This amount is recorded in the Consolidated Statement of Earnings as "Income on the sale of installment receivables."
     The installment contracts are written generally at fixed rates ranging from 12% to 16% with terms extending over three to five years. The interest retained by the buyer for 1997, 1996 and 1995 represented an average interest rate of 6.8%, 6.8% and 7.1%, respectively.
     Under the sale agreements, Finance is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectible. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related purchase discount. Finance is responsible for all credit losses associated with the sold receivables.
     At December 31, 1997 and 1996, the balance of installment receivables on which Finance remains contingently liable, is as follows (In thousands):

                                                            1997           1996
--------------------------------------------------------------------------------
Principal balance of installment receivables sold      $ 102,011     $   94,777
Less related holdback                                     12,586          9,841
--------------------------------------------------------------------------------
Contingent liability                                   $  89,425     $   84,936
================================================================================

     The fair value of the principal balance of installment receivables sold before related purchase discount is $105.0 million and $97.8 million at December 31, 1997 and 1996, respectively. The fair value is determined as the present value of expected future cash flows discounted at a rate the Company believes a purchaser would require as a rate of return, approximately 12%. The carrying amount of the purchase discount on accounts sold is included in Note 2 under the indicated caption.
     Each installment receivable is secured by the keyboard instrument financed by the receivable. Prior to the fourth quarter of 1997, in the event of repossession of the instrument because of nonpayment, the dealer originally selling the instrument bore some risk of the bad debt loss, but had the right to sell the repossessed product. This dealer risk was borne in the form of a potential liability to the Company. This is referred to as recourse. In that fourth quarter, Finance initiated a program of acquiring receivables without such recourse, and the Company began selling repossessed pianos through its own retail stores, primarily through a repossession center located in the Atlanta metropolitan area.
     Also under the covenants of the Company's debt agreements, Finance can only pay dividends or repurchase its own stock to the extent its net worth exceeds $4.0 million. During 1996 Finance declared and paid a dividend of $2.0 million. No dividends were declared in 1997.
     With the adoption of SFAS No. 125 on January 1, 1997, the Company at December 31, 1997 has recorded a servicing asset of $2.8 million which is included in other assets in the Consolidated Balance Sheets. At December 31, 1997, the Company has also recorded a liability for $1.4 million representing the estimated recourse obligation associated with the sale of installment receivables, resulting in a gain of $1.4 million in 1997. The fair value of these assets and liabilities at December 31, 1997 approximates their carrying value.

     Condensed balance sheets of Finance are as follows (In thousands):

                                                            1997           1996
ASSETS
--------------------------------------------------------------------------------
Installment receivables owned                          $  12,810     $    8,814
Holdback on accounts sold                                 12,586          9,841
Allowance for doubtful accounts                             (518)          (310)
--------------------------------------------------------------------------------
       Installment receivables, net                       24,878         18,345
Deferred income taxes                                        807            634
Servicing asset                                            2,785             --
Other assets                                               3,736          3,507
--------------------------------------------------------------------------------
       Total assets                                    $  32,206     $   22,486
================================================================================


LIABILITIES AND SHAREHOLDER'S EQUITY
--------------------------------------------------------------------------------
Recourse obligation                                    $   1,368     $       --
Other liabilities                                          3,669          3,563
Due to parent                                             20,315         14,409
Shareholder's equity                                       6,854          4,514
--------------------------------------------------------------------------------
       Total liabilities and shareholder's equity      $  32,206     $   22,486
================================================================================


     Condensed statements of earnings of Finance are as follows (In thousands):

                                              1997          1996           1995
--------------------------------------------------------------------------------
Income on installment receivables:
       Sold                               $  7,378       $ 5,782        $ 4,921
       Owned                                 1,249         1,296            906
Other operating income                         287           285            332
--------------------------------------------------------------------------------
       Total revenue                         8,914         7,363          6,159
Expenses:
       General and administrative            3,032         2,873          2,431
       Provision for doubtful accounts       1,162           854            120
--------------------------------------------------------------------------------
       Operating profit                      4,720         3,636          3,608
Interest expense                             1,017           419              3
--------------------------------------------------------------------------------
       Earnings before income taxes          3,703         3,217          3,605
Income taxes                                 1,363         1,223          1,442
--------------------------------------------------------------------------------
       Net earnings                       $  2,340       $ 1,994        $ 2,163
================================================================================

See Note 7 for information regarding derivative financial instruments.

(6) LONG-TERM DEBT
    Long-term debt consists of the following (In thousands):

                                                            1997           1996
--------------------------------------------------------------------------------
Revolving credit agreement                             $  25,200      $  30,001
Term loan                                                  3,350          4,250
--------------------------------------------------------------------------------
                                                          28,550         34,251
Less maturities due within one year
     included in current liabilities                         900         30,901
--------------------------------------------------------------------------------
                                                       $  27,650      $   3,350
================================================================================

     On October 16, 1997, the Company replaced its short-term $50 million revolving line of credit with a long-term, secured $40 million revolving Credit Facility expiring on October 1, 2000; however, the Company can terminate the agreement at any time with sixty days' notice. Under the Credit Facility, the lenders have made available a line of credit based upon certain percentages of the carrying value of the Company's inventories and accounts receivable. At December 31, 1997, the Company had approximately $8.4 million of additional borrowing available under this Credit Facility.
     The annual rate of interest under the Credit Facility is equal to 1.5 percentage points per annum above LIBOR, or under certain specified circumstances, 0.5 percentage points per annum above the Prime Rate. The rate under the Credit Facility was 7.5% at December 31, 1997 and 7.3% under the previous revolver at December 31, 1996.
     The financial covenants of the Credit Facility agreement require the Company to maintain certain financial ratios and tangible net worth within defined amounts. As of December 31, 1997, the Company was in compliance with the terms of the Credit Facility.
     Substantially all of the tangible assets of the Company and its subsidiaries are pledged as collateral under the various debt agreements.
     The Company has $3.4 million outstanding on a secured term loan, payable in monthly installments of $75,000 through January 31, 1999 with a final payment of $2.3 million due on February 28, 1999. The annual rate of interest under the term loan is a fixed rate of 7.1%.
     See Note 7 for information regarding derivative financial instruments.

(7) DERIVATIVE FINANCIAL INSTRUMENTS
     The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks.
     In February 1994, Finance entered into a five year interest rate swap agreement in order to reduce the potential impact of an increase in interest rates on $20 million of installment contracts. The agreement entitles Finance to receive from a counterparty, on a monthly basis, interest income to the extent the floating rate retained by the buyer of installment receivables exceeds 6% or requires Finance to pay interest expense to the extent the floating rate is less than 6%. Under the swap agreement, Finance paid $65,000 in 1997, paid $87,000 in 1996 and received $14,000 in 1995.
     The fair value of Finance's interest rate swap agreement at December 31, 1997 and 1996 approximates its carrying value of zero. The fair value is estimated by comparing the above interest rate to a rate that would be applicable if the Company entered into a similar agreement for the remaining term of the swap.
     In November 1997 and December 1996, the Company entered into two-year interest rate cap agreements in order to reduce the potential impact of increases in interest rates on $20 million and $44 million respectively, of floating-rate long-term debt. The agreements entitle the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. As the commercial paper rate did not exceed 12% in 1997 and 1996, the Company did not receive interest income for those years.
     Due to the short maturity of the interest rate cap agreements, fair market value approximates carrying value. The carrying amount of the unamortized premiums was $10,000 and $14,000 at December 31, 1997 and 1996, respectively.
     The Company and Finance are exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swap and cap agreements but have no off-balance sheet credit risk of accounting loss. The Company and Finance anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. The Company and Finance do not obtain collateral or other security to support financial instruments subject to credit risk but monitor the credit standing of the counterparties.

(8) FAIR VALUE OF FINANCIAL INSTRUMENTS
     The Company has only limited involvement with financial instruments and does not use them for trading purposes.
     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 and 1996. Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

(In thousands)                             1997                     1996
--------------------------------------------------------------------------------
                                    Carrying    Fair         Carrying     Fair
                                     Amount     Value         Amount      Value
--------------------------------------------------------------------------------
Installment receivables owned      $ 13,447   $ 13,195       $ 8,814    $ 8,508
Term loan                          $  3,350   $  3,328       $ 4,250    $ 4,206
================================================================================

     The carrying amounts shown in the table above are included in Notes 2 and 6 under the indicated captions.
     The fair value of installment receivables owned is determined as the present value of expected future cash flows discounted at a rate the Company believes a purchaser would require as a rate of return, approximately 12%. The fair value of the term loan is estimated by discounting the future cash flows at rates currently offered for similar debt instruments of comparable maturities.
     The fair value of the Credit Facility equals carrying value as a result of the variable nature of the interest rate. Note 5 presents the estimated fair value of installment receivables on which Finance remains contingently liable as well as the related discount. Note 7 presents the estimated fair values of derivative financial instruments.
     For all financial instruments other that those noted above, fair value approximates carrying value primarily due to the short maturity of those instruments.

(9) INCOME TAXES
     The components of income tax expense (benefit) are as follows (In thousands):

                                              1997          1996           1995
--------------------------------------------------------------------------------
Current:      Federal                    $     736      $   (410)      $    544
              State                            151           (73)            91
              Foreign                          113           222            232
--------------------------------------------------------------------------------
                                             1,000          (261)           867
--------------------------------------------------------------------------------
Deferred:     Federal                          860         1,123          1,295
              State                            355           186            199
--------------------------------------------------------------------------------
                                             1,215         1,309          1,494
--------------------------------------------------------------------------------
                                         $   2,215      $  1,048       $  2,361
================================================================================

     Earnings before income taxes aggregated $5.6 million, $2.1 million and $5.7 million for domestic operations and $1.1 million, $1.0 million and $0.6 million for foreign operations in 1997, 1996 and 1995, respectively.
     The difference between the taxes provided in the accompanying Consolidated Statements of Earnings and the amount which would be computed by applying the U.S. Federal income tax rate to earnings before income taxes is as follows (In thousands):

                                              1997          1996           1995
--------------------------------------------------------------------------------
Computed expected tax                     $  2,262       $ 1,055        $ 2,149
State income taxes, net of
     Federal tax benefit                       195            75            191
Favorable settlement - foreign taxes          (300)           --             --
Other                                           58           (82)            21
--------------------------------------------------------------------------------
                                          $  2,215       $ 1,048        $ 2,361
================================================================================

The significant components of deferred income tax expense (benefit) are as follows (In thousands):

                                              1997          1996           1995
--------------------------------------------------------------------------------
Reserves for inventories                   $  (597)      $   983        $   502
Allowance for doubtful accounts               (655)          133            432
Nondeductible accruals                        (566)          337            557
LIFO inventory decrease                        539          (648)          (268)
Other                                           64           504            271
--------------------------------------------------------------------------------
Deferred tax expense (benefit)             $(1,215)      $ 1,309        $ 1,494
================================================================================

Components of deferred tax balances as of December 31, 1997 and 1996 are as follows (In thousands):

                                                            1997           1996
--------------------------------------------------------------------------------
Deferred tax assets:
       Accounts receivable, principally due to
              allowance for doubtful accounts           $  1,232       $  1,887
       Nondeductible accruals,
              principally due to accrual for
                    financial reporting purposes           2,565          3,124
       Other                                                 361            341
--------------------------------------------------------------------------------
              Total gross deferred tax assets              4,158          5,352
--------------------------------------------------------------------------------
Deferred tax liabilities:
       Inventories, principally due to differences in LIFO  (191)          (131)
       Property, plant and equipment, principally
              due to differences in depreciation          (1,260)        (1,258)
       Investments in affiliated companies, principally
              due to undistributed income of affiliated
              companies                                     (262)          (263)
       State income taxes                                   (222)          (240)
--------------------------------------------------------------------------------
              Total gross deferred
                    tax liabilities                       (1,935)        (1,892)
--------------------------------------------------------------------------------
              Net deferred tax assets                   $  2,223       $  3,460
================================================================================

     In the opinion of management, no valuation allowance related to deferred tax assets was required at December 31, 1997. Based on the Company's historical and current pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of recorded deferred tax assets. There can be no assurance, however, that the Company will generate any earnings or any specific level of continued earnings.

(10) ACCRUED AND OTHER LIABILITIES
     Accrued and other liabilities consist of the following (In thousands):

                                                            1997           1996
--------------------------------------------------------------------------------
Accrued liabilities:
       Reserve for installment receivables sold
            with recourse                               $  1,810       $  1,407
       Compensation and benefits                           2,204          2,046
       Other                                               3,207          2,304
--------------------------------------------------------------------------------
                                                        $  7,221       $  5,757
================================================================================


Other liabilities:
       Postretirement and postemployment                $    683       $  1,918
       Deferred compensation                               1,735          2,052
       Recourse obligation                                 1,368             --
       Other                                               2,356          2,669
--------------------------------------------------------------------------------
                                                        $  6,142       $  6,639
================================================================================

(11) RETIREMENT PLANS
     The Company maintains retirement plans under Section 401(k) of the Internal Revenue Code. Under these plans, the Company makes an annual contribution up to 3% of compensation paid to all covered employees. To the extent employees contribute up to 6% of their compensation, the Company will match a portion of each dollar contributed. The Company also maintains a deferred compensation plan for certain key employees and a defined benefit plan for certain hourly employees. The cost of providing these retirement benefits is as follows (In thousands):

                                              1997          1996           1995
--------------------------------------------------------------------------------
Defined contribution 401(k)                $   681       $   742        $   744
Deferred compensation                          200           147             83
Defined benefit                                340           240            231
--------------------------------------------------------------------------------
                                           $ 1,221       $ 1,129        $ 1,058
================================================================================

     Benefits to employees under the defined benefit plan are based upon their years of credited service. Contributions to the plan are designed to fund the plan's current service cost on a current basis and initial prior service cost over 30 years. Plan assets consist primarily of U.S. government obligations, Federal agency obligations, mortgages, corporate bonds and notes, and common stocks.

The following table sets forth the defined benefit plan's funded status as of December 31, 1997 and 1996 (In thousands):

                                                            1997           1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
     Vested benefit obligation                           $ 2,372       $  2,152
--------------------------------------------------------------------------------
     Accumulated benefit obligation                        2,377          2,164
--------------------------------------------------------------------------------

     Plan assets at fair value                             2,261          1,971
     Projected benefit obligation for service
          rendered to date                                 3,054          2,873
--------------------------------------------------------------------------------
     Plan assets less than projected benefit obligation     (793)          (902)
     Unamortized prior service cost                          593            647
     Unrecognized net loss                                    71            189
     Unrecognized transition obligation                       39             46
     Adjustment required to recognize minimum liability     (260)          (173)
--------------------------------------------------------------------------------
     Pension costs accrued at year end                   $  (350)      $   (193)
================================================================================

Net pension cost included the following components (In thousands):

                                              1997          1996           1995
--------------------------------------------------------------------------------
Service cost benefits earned during
  period                                    $  181        $  131         $  122
Interest cost on projected
  benefit obligation                           259           174            171
Return on plan assets                         (162)         (196)          (114)
Net amortization and deferral                   62           131             52
--------------------------------------------------------------------------------
     Net periodic pension cost              $  340        $  240         $  231
================================================================================

Actuarial assumptions:
     Weighted average discount rate           7.5%          7.5%           7.5%
     Rate of return on assets                 8.0%          8.0%           8.0%
================================================================================

(12) SHAREHOLDERS' EQUITY
     At December 31, 1997 and 1996, the Company had 14,000,000 shares of $.01 per value common stock authorized and 4,205,094 and 4,175,144 shares issued, respectively. The Company held 760,380 shares and 749,748 shares in treasury at December 31, 1997 and 1996, respectively.
     The Company maintains two qualified incentive stock option plans. Under these plans, options for 450,000 shares of common stock may be granted to key managerial personnel of the Company. The Company has also granted non-qualified stock options to key employees and to each non-employee director. In all cases, the option price shall not be less than the fair market value of the common stock at the date of grant.
     At December 31, 1997, there were 64,000 additional shares available for grant under the plans. The per share weighted-average fair value of stock options granted during 1997, 1996 and 1995 was $6.26, $6.29 and $5.53, respectively, on the date of the grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1997 - expected dividend yield of 0%, expected volatility of 32.4%, risk-free interest rate of 5.62%, and an expected life of 7 years; 1996 - expected dividend yield of 0%, expected volatility of 31.6%, risk-free interest rate of 6.32%, and an expected life of 7 years; 1995 - expected dividend yield of 0%, expected volatility of 31.6%, risk-free interest rate of 5.52%, and an expected life of 7 years.
     The Company applies APB 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net earnings, basic earnings per share and diluted earnings per share would have been reduced to the pro forma amounts indicated below (In thousands, except earnings per share):

                                              1997          1996           1995
--------------------------------------------------------------------------------
Net earnings:
     As reported                          $  4,449      $  2,056       $  3,960
     Pro forma                               4,211         1,874          3,916
Basic earnings per share:
     As reported                          $   1.30      $    .60       $   1.16
     Pro forma                                1.23           .55           1.15
Diluted earnings per share:
     As reported                          $   1.28      $    .59       $   1.15
     Pro forma                                1.21           .54           1.14
================================================================================

     Pro forma net earnings reflect only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.
     A summary of the activity of the stock option plans follows (In thousands, except per share data):

                                                 Shares     Weighted average
                                                 subject       per share
                                                to option     option price
--------------------------------------------------------------------------------
Balance, December 31, 1995                         286          $ 12.56
      Options granted                              177            13.21
      Options exercised                            (10)           10.21
      Options expired                              (42)           11.44
--------------------------------------------------------------------------------
Balance, December 31, 1996                         411          $ 13.00
      Options granted                               72            13.46
      Options exercised                            (17)           12.07
      Options expired                              (53)           12.20
--------------------------------------------------------------------------------
Balance, December 31, 1997                         413          $ 13.10
================================================================================

     At December 31, 1997, the range of exercise prices was $8.63 - $17.25, and weighted-average remaining contractual life of outstanding options was 7.4 years.
     At December 31, 1997 and 1996, the number of options exercisable was 232,000 and 189,300, respectively, and the weighted-average exercise price of those options was $13.02 and $12.87, respectively.
     The Company has adopted a shareholder rights plan declaring a dividend distribution of one Common Share Purchase Right for each outstanding share of the Company's common stock. Under the plan, shareholders of record on September 10, 1996 received one right for each common share held on that date. This distribution was not taxable to shareholders. The rights have a ten year life and may be exercised if a party acquires 15 percent or more of the Company's common stock, or announces a tender offer to do so, without the consent of the Company's Board of Directors.

(13) EARNINGS PER SHARE
     (In thousands, except per share data):

                                                NET                        PER
                                             EARNINGS       SHARES        SHARE
1997                                        (NUMERATOR)  (DENOMINATOR)    AMOUNT
--------------------------------------------------------------------------------
Basic earnings per share:
     Net earnings available to common
     shareholders                             $ 4,449         3,435     $  1.30
Effect of dilutive securities stock options         0            48
--------------------------------------------------------------------------------
Diluted earnings per share:
     Earnings available to common
     stockholders and assumed conversions     $ 4,449         3,483     $  1.28
================================================================================

1996
--------------------------------------------------------------------------------
Basic earnings per share:
     Net earnings available to common
     shareholders                             $ 2,056         3,421     $   .60
Effect of dilutive securities stock options         0            41
--------------------------------------------------------------------------------
Diluted earnings per share:
     Earnings available to common
     stockholders and assumed conversions     $ 2,056         3,462     $   .59
================================================================================

1995
--------------------------------------------------------------------------------
Basic earnings per share:
     Net earnings available to common
     shareholders                             $ 3,960         3,415     $  1.16
Effect of dilutive securities stock options         0            19
--------------------------------------------------------------------------------
Diluted earnings per share:
     Earnings available to common
     stockholders and assumed conversions     $ 3,960         3,434     $  1.15
================================================================================

     Options to purchase 50,600, 61,500 and 71,500 shares of common stock were outstanding in 1997, 1996 and 1995, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of common shares.

(14) COMMITMENTS AND CONTINGENT LIABILITIES
      The Company is involved in litigation arising in its normal course of business. The Company does not believe that any existing claim or suit will have a material adverse effect on the business or financial condition of the Company.
     The operations of the Company and its predecessors are subject to Federal, state and local laws regulating the discharge of materials into the environment. The Company does not anticipate that any environmental matters currently known to the Company will result in any material liability.
     At December 31, 1997 the Company was obligated under non-cancelable operating leases for real and personal property which are subject to certain renewal and purchase options. Noncancellable operating leases in effect at December 31, 1997, require rental payments of $1.4 million, $0.8 million, $0.6 million, $0.5 million and $0.2 million for the years 1998 through 2002, respectively, and $0.1 million for years thereafter. Lease expense for all operating leases was $1.9 million, $2.3 million and $1.3 million for 1997, 1996 and 1995, respectively.

(15) SEGMENT INFORMATION
     A summary of operations by major segment follows (In thousands):

                                              1997          1996           1995
--------------------------------------------------------------------------------
Music                                   $  107,362     $  82,941      $  85,085
Contract furniture and music                 2,147         4,455         10,565
--------------------------------------------------------------------------------
Music and other segment                    109,509        87,396         95,650
Electronic contracting                      35,609        30,894         30,687
Finance                                      8,914         7,363          6,159
--------------------------------------------------------------------------------
     Sales and other revenue            $  154,032     $ 125,653      $ 132,496
================================================================================

Music and other segment                 $    7,339     $   5,339      $   6,674
Electronic contracting                       1,374         1,421          1,690
Finance                                      4,720         3,636          3,608
Unallocated corporate                       (3,904)       (4,424)        (3,564)
--------------------------------------------------------------------------------
     Operating profit                   $    9,529     $   5,972      $   8,408
================================================================================

Music and other segment                 $   58,573     $  69,671      $  62,988
Electronic contracting                      23,581        19,907         15,609
Finance                                     32,206        22,486         22,832
--------------------------------------------------------------------------------
     Identifiable assets                $  114,360     $ 112,064      $ 101,429
================================================================================

Music and other segment                 $    2,509     $   1,640      $   1,948
Electronic contracting                         678           416            334
--------------------------------------------------------------------------------
     Depreciation                       $    3,187     $   2,056      $   2,282
================================================================================

Music and other segment                 $    3,886     $   1,816      $   3,770
Electronic contracting                       1,110         1,786            164
--------------------------------------------------------------------------------
     Capital additions                  $    4,996     $   3,602      $   3,934
================================================================================

     The amounts reflected as "Sales and other revenue" in the above table are included in the "Net sales", "Income on the sale of installment receivables", "Interest income on installment receivables" and "Other operating income, net" captions of the Consolidated Statement of Earnings.
     The music and other segment includes a broad range of acoustic and electronic instruments serving a broad consumer base. Music products are sold through Company-owned retail stores, domestic wholesale dealers, factory direct sales and an international dealer network. In addition, this segment includes furniture and musical components produced on behalf of other manufacturers.
     The electronic contracting segment assembles printed circuit boards and electromechanical devices for original equipment manufacturers (OEMs) outside the music industry.
     The Finance segment provides point-of-sale consumer financing through keyboard product dealers located throughout the United States.
     The Company uses the LIFO method of valuing music products inventory and the FIFO method for electronic contracting inventory.
     In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for reporting information about operating segments. The adoption of SFAS No. 131 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

(16) QUARTERLY FINANCIAL DATA (UNAUDITED)
     Quarterly financial data for the years ended December 31, 1997 and 1996 are as follows (In thousands, except per share data):

1997                          First       Second         Third       Fourth       Year
========================================================================================
Net sales                  $ 27,309     $ 42,404      $ 33,915     $ 39,473   $ 143,101
----------------------------------------------------------------------------------------
Gross profit                  4,776        8,153         7,376        7,744      28,049
----------------------------------------------------------------------------------------
Net earnings                    246        1,642         1,059        1,502       4,449
----------------------------------------------------------------------------------------
Basic earnings per share        .07          .48           .31          .44        1.30
----------------------------------------------------------------------------------------
Diluted earnings per share      .07          .47           .30          .42        1.28
========================================================================================

1996                          First       Second         Third       Fourth       Year
========================================================================================

Net sales                  $ 27,147     $ 26,139      $ 26,508     $ 35,276   $ 115,070
----------------------------------------------------------------------------------------
Gross profit                  5,275        5,920         4,965        6,415      22,575
----------------------------------------------------------------------------------------
Net earnings                    684          750           192          430       2,056
----------------------------------------------------------------------------------------
Basic earnings per share        .20          .22           .06          .13         .60
----------------------------------------------------------------------------------------
Diluted earnings per share      .20          .22           .06          .12         .59
========================================================================================

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
FIVE-YEAR SUMMARY
(IN THOUSANDS, EXCEPT PER SHARE DATA)

Earnings Statement Data:

                                                                 1997         1996         1995         1994         1993
--------------------------------------------------------------------------------------------------------------------------
Net sales                                                   $ 143,101    $ 115,070    $ 122,634   $  122,347    $ 120,658
Cost of goods sold                                            115,052       92,495       96,333       96,559       89,563
--------------------------------------------------------------------------------------------------------------------------
     Gross profit                                              28,049       22,575       26,301       25,788       31,095
Income on the sale of installment receivables                   7,378        5,811        4,946        4,828        5,646
Interest income on installment receivables                      1,249        1,296          906          735          600
Other operating income, net                                     2,304        3,476        4,010        4,482        4,984
--------------------------------------------------------------------------------------------------------------------------
     Gross profit and other operating revenue                  38,980       33,158       36,163       35,833       42,325
Selling, general and administrative                            29,451       27,186       27,755       33,173       29,808
--------------------------------------------------------------------------------------------------------------------------
     Operating profit                                           9,529        5,972        8,408        2,660       12,517
Interest expense                                                2,865        2,868        2,087        2,101        2,232
--------------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes and
         cumulative effect of changes in
         accounting principles                                  6,664        3,104        6,321          559       10,285
Income taxes                                                    2,215        1,048        2,361          214        4,120
--------------------------------------------------------------------------------------------------------------------------
     Earnings before cumulative effect of
         changes in accounting principles                       4,449        2,056        3,960          345        6,165
Cumulative effect of changes in accounting for
     postretirement and postemployment benefits                    --           --           --           --       (1,604)
--------------------------------------------------------------------------------------------------------------------------
     Net earnings                                           $   4,449    $   2,056    $  3,960    $      345    $   4,561
==========================================================================================================================
Earnings per share:
     Before cumulative effect of changes in
         accounting principles                              $    1.30    $     .60    $    1.16   $       .10   $    1.81
     Cumulative effect of changes in accounting for
         postretirement and postemployment benefits                --           --           --           --         (.47)
--------------------------------------------------------------------------------------------------------------------------
     Basic earnings per share                               $    1.30    $     .60    $    1.16   $       .10   $    1.34
--------------------------------------------------------------------------------------------------------------------------
     Diluted earnings per share                             $    1.28    $     .59    $    1.15   $       .10   $    1.32
==========================================================================================================================

Balance Sheet Data (at December 31):
                                                                 1997         1996         1995         1994         1993
--------------------------------------------------------------------------------------------------------------------------
Working capital                                             $  47,905    $  31,462    $  34,703   $   35,759    $  35,941
--------------------------------------------------------------------------------------------------------------------------
Total assets                                                  114,360      112,064      101,429       97,460       89,928
--------------------------------------------------------------------------------------------------------------------------
Current portion of long-term debt                                 900       30,901       17,646       16,746       11,299
--------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                           27,650        3,350        4,250        5,000        4,384
--------------------------------------------------------------------------------------------------------------------------
Shareholders' equity                                           60,823       56,275       54,114       50,154       49,892
--------------------------------------------------------------------------------------------------------------------------

Certain prior year amounts have been reclassified to conform with current year financial statement presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

1997 COMPARED TO 1996
     During 1997 the Company phased out its consignment inventory program. Under the Company's historical consignment inventory program, Company pianos in the dealer's possession remained part of the Company's inventory until actually sold by the dealer. In 1997 the Company, in conjunction with a third party, provided a more attractive floor plan to its dealers to finance the dealers' purchase of products from the Company. As a result, most dealers opted out of the existing consignment program and the Company inventory in each of these dealers' possession was immediately sold to the dealers. This transfer of title was a sale to the dealer and created a large, one-time, increase in Baldwin's sales.
     Net sales for 1997 increased 24% to $143.1 million from $115.1 million for the same period in 1996. The increase in sales included $14.6 million related to the one-time phase-out of consignment. This occurred also in spite of the loss of $2.3 million in contract furniture sales, a business exited in 1996.
     Measured before the impact of the phase-out of consignment, sales for the Company's core acoustic and digital music businesses rose $12.2 million (18%) over 1996. This increase is due to improved piano quality, innovative new products, a healthy economic climate and new marketing programs. Additionally, sales for the Company's contract electronics business increased $4.7 million (15%) over 1996, mainly as a result of new customers.
     Net earnings for 1997 more than doubled, to $4.4 million ($1.30 per share) compared to $2.1 million ($.60 per share) in 1996. Without the impact of discontinuing consignment sales and other events, net earnings for 1997 would have been $3.6 million ($1.05 per share). Previous year's net earnings were negatively impacted by strategic initiatives designed to enhance future competitiveness.
     The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. The 1997 gross profit is $1.8 million greater than the amount that would have been reported had the first-in, first-out (FIFO) method been used, and $3.4 million greater due to the inventory LIFO decrement.
     Income on the sale of installment receivables increased $1.6 million from 1996, while interest income on installment receivables remained at the same level as in 1996. This increase is primarily the result of the effect of the required adoption of SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company has recorded a servicing asset of $2.8 million, while recording an estimated recourse obligation of $1.4 million.
     Prior to the fourth quarter of 1997, in the event of repossession of an instrument financed by the Company's wholly-owned subsidiary (Finance), the dealer originally selling the instrument bore some risk of the bad debt loss, but had the right to sell the repossessed product. This dealer risk was borne in the form of a potential liability to the Company. This is referred to as recourse. In that fourth quarter, Finance initiated a program of acquiring receivables without such recourse, and the Company began selling repossessed pianos through its own retail stores, primarily through a repossession center located in the Atlanta metropolitan area.
     Other operating income decreased in 1997 by $1.2 million primarily due to lower floor plan income resulting from the phase-out of the consignment inventory program.
     Selling, general and administrative expenses increased by $2.3 million from 1996. Of that amount approximately $0.9 million was attributable to one time items, and $1.4 million relates to higher advertising and promotional spending, increased investor relations activity and acquisition related matters.

1996 COMPARED TO 1995
     While market share in the Company's core acoustic piano business increased in 1996, net earnings were $2.1 million compared to $4.0 million for 1995 and gross profit decreased from $26.3 million to $22.6 million. Net earnings and gross profit for 1996 were negatively impacted by strategic initiatives designed to enhance future competitiveness, including the Company's decision to exit its non-strategic church organ, contract music and furniture businesses. Earnings and gross profit were also impacted somewhat by lower profit margins due to a change in mix of sales in both music products and electronic contracting businesses. 1996 results included increased interest expense due to higher inventory and a charge to record the one-time costs of a salaried workforce reduction. 1996 net earnings were favorably impacted by reductions of 3% in selling, general and administrative expenses.
     Net sales for 1996 totaled $115.1 million compared to $122.6 million of 1995. Contract music and furniture sales declined by $6.1 million (58%) due to the Company's decision to exit from these non-strategic businesses. In 1995, the

Company consolidated the Baldwin and Wurlitzer dealer networks in order to allow dealers to offer both Baldwin and Wurlitzer products. Net sales from the music products segment were slightly lower in 1996 versus the previous year due to the impact of this strategic consolidation. While sales declined 2% for the year, second half 1996 sales represent an 8% improvement over second half 1995. Within the music products segment, digital piano sales dramatically improved 37% from 1995 resulting from the successful launch of the new Baldwin Pianovelle product line. Electronic contracting sales were about equal to 1995.
     The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. The 1996 gross profit is $1.0 million less than the amount that would have been reported had the first-in, first-out (FIFO) method been used.
     Income on the sale of installment receivables and interest income on installment receivables increased by $0.9 million and $0.4 million, respectively, from 1995. These together account for 21% increase and is primarily the result of growth in the installment receivable portfolio of 8% complemented by lower interest rates. See "Liquidity and Capital Resources".
     Other operating income decreased due primarily to a non-recurring gain on sale of fixed assets in 1995 of $0.3 million.
     Selling, general and administrative expenses decreased by $0.9 million due primarily to the 1995 decisions to transition Baldwin's retail locations in Chicago to a wholesale dealer and the strategic consolidation of the Baldwin and Wurlitzer dealer networks that resulted in less support staff. This was partially offset by a one-time charge in 1996 due to a salaried workforce reduction.
     The provision for doubtful accounts increased in 1996 primarily as a result of the growth in the dollar value of contracts sold by Finance.
     Interest expense increased by $0.8 million in 1996 resulting from higher debt levels necessary for pipeline inventories for the new ConcertMaster autoplayer, the Pianovelle digital piano line and additional purchases of imported Wurlitzer grand pianos. In addition, several electronic contracting customers delayed deliveries of orders throughout the year, which resulted in higher inventories of finished products. During the fourth quarter of 1996, the Company reduced its inventories by $7.8 million.

INFLATION, OPERATIONS AND INTEREST RATES
     The impact of inflation on manufacturing and operating costs can affect the Company's results. However, the Company has generally been able to offset the impact of higher employment costs per hour and higher raw material unit costs by increases in sales prices.
     The operations of the Company and its predecessors are subject to Federal, state and local laws regulating the discharge of materials into the environment. The Company does not anticipate that any environmental matters currently known to the Company will result in any material liability.
     The Company and its subsidiaries' operating results are sensitive to changes in interest rates primarily because of fixed interest rates on installment receivables contracts and floating interest rates on a substantial portion of indebtedness. Additionally the buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision.
     The Company can partially offset the effect of interest rate changes by increasing interest rates on its new installment receivable contracts. In November 1997 and December 1996, the Company entered into two-year interest rate cap agreements in order to reduce the potential impact of increases in interest rates on $20 million and $44 million, respectively, of floating-rate long-term debt. The agreements entitle the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate caps, but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparty will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of the counterparty.
     The annual rate of interest under the Company's revolving Credit Facility is equal to 1.5 percentage points above LIBOR, or under certain specified circumstances, 0.5 percentage points per annum above the Prime Rate.

LIQUIDITY AND CAPITAL RESOURCES
     The Company requires significant working capital to support its operations. Under Baldwin's traditional consignment inventory program, inventory levels would increase during each year to support its high fourth quarter seasonal sales demand. During 1997 the Company phased out its consignment inventory program (see Results of Operations, above). This phase-out accounted for a large portion of the decrease in inventory and the increase in current receivables

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

that occurred in 1997. Also during 1997, installment receivables increased as a result of a larger portfolio for installment contracts.
     On October 16, 1997, the Company replaced its short-term $50 million revolving line of credit with a long-term, secured $40 million revolving Credit Facility expiring on October 1, 2000; however the Company can terminate the agreement at any time with sixty days' notice. Under the Credit Facility, the lenders have made available a line of credit based upon certain percentages of the carrying value of the Company's inventories and accounts receivable. The annual rate of interest under the Credit Facility is equal to 1.5 percentage points above LIBOR, or under certain specified circumstances, 0.5 percentage points per annum above the Prime Rate. At December 31, 1997, the rate under the Credit Facility was 7.5% and the Company had approximately $8.4 million of additional borrowing available under this Credit Facility.
     The Company's debt agreements contain covenants that require the Company to maintain certain financial ratios and tangible net worth within defined amounts.
     In October, 1997, the Company's finance subsidiary (Finance) amended its agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $150 million. Certain installment receivables are not eligible for sale and are retained by Finance. Finance continues to service all installment receivables sold. At the time of each installment receivable sale, Finance receives cash equal to the unpaid principal balance of the contracts, less a purchase discount applied to the principal balance of the contracts sold. The purchase discount is adjusted at each receivable sale using the loss experience and effective yield of the portfolio.
     The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the duration of the contracts, the difference between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating interest rate provisions is remitted to Finance as a service fee. In February 1994, Finance entered into a five year interest rate swap agreement in order to reduce the potential impact of an increase in interest rates on $20 million of installment contacts.
     Proceeds from the sale of installment receivables amounted to $74.4 million for 1997, $66.5 million for 1996 and $60.6 million for 1995. This increase in 1997 compared to 1996 and 1995 is largely the result of an increase in the volume of new installment contracts written at traditional keyboard dealers and at Company sponsored "event sales".
     Under the sale agreements, Finance is required to repurchase accounts that become more that 120 days past due or accounts that are deemed uncollectible. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related purchase discount. Finance is responsible for all credit losses associated with the sold receivables. Finance remains contingently liable on approximately $89.4 million of installment receivables sold. The Company believes an adequate allowance has been provided for any uncollectible receivables.
     Capital expenditures amounted to $5.0 million, $3.6 million and $3.9 million for 1997, 1996 and 1995, respectively. As of December 31, 1997, the Company had $1.2 million in outstanding capital commitments.

YEAR 2000
     The Company is currently working to resolve the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems. The Company's major computer systems consist of third-party software. The conclusion of the Company's research is that the latest existing releases of this software contain the necessary changes to correct any significant year 2000 problems. As a matter of ongoing policy, in order to assure continuing contractual vendor support, the Company promptly installs and implements new releases of third-party software.
     The year 2000 problem is a result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which would result in miscalculations or system failures.
     Based on preliminary information, costs of addressing potential problems are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, if the Company, its customers or vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, the Company plans to devote the necessary resources to resolve all significant year 2000 issues in a timely manner.

BALDWIN
[LOGO]
SHAREHOLDER INFORMATION

HOME OFFICE
--------------------------------------------------------------------------------
422 Wards Corner Road, Loveland, Ohio 45140-8390  (513) 576-4500
e-mail: baldwin@bpao.com
web sites: www.baldwinpiano.com and www.pianovelle.com

MANUFACTURING LOCATIONS
--------------------------------------------------------------------------------
Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi; Juarez,
Mexico

RETAIL LOCATIONS
--------------------------------------------------------------------------------
Company Owned Outlets:
Atlanta, Georgia; Cincinnati, Ohio; Indianapolis and Fort Wayne, Indiana; Louisville and Lexington, Kentucky
Independent Keyboard Dealers (400)

REGISTRAR AND TRANSFER AGENT
--------------------------------------------------------------------------------
The Provident Bank, One East Fourth Street, Cincinnati, Ohio 45202

AUDITORS
--------------------------------------------------------------------------------
KPMG Peat Marwick LLP, Cincinnati, Ohio

SECURITIES MARKET
--------------------------------------------------------------------------------
The Nasdaq National Market; Symbol: BPAO

FORM 10-K
--------------------------------------------------------------------------------
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by writing to Corporate Secretary, Baldwin Piano & Organ Company, 422 Wards Corner Road, Loveland, OH 45140-8390.

MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------
The Company's common stock is listed on the Nasdaq National Market under the symbol BPAO. As of March 20, 1998, the number of outstanding shares of the Company's common stock was 3,445,710 and the approximate number of record holders of such shares was 114. The Company has paid no dividends since its inception and intends to continue its policy of retaining earnings to finance future growth.

                                           1997                     1996
Common Stock Price Range             High         Low         High         Low
--------------------------------------------------------------------------------
First Quarter                       $ 14        $ 11-1/2     $ 14-1/2   $ 12-1/4
Second Quarter                        14-1/2      12-3/4       15-1/2     12-3/4
Third Quarter                         18          13-1/4       16-1/2     14-1/2
Fourth Quarter                        19-15/16    15-5/8       16-1/4     11


--------------------------------------------------------------------------------

                                    BALDWIN
                                     [LOGO]
                422 WARDS CORNER ROAD, LOVELAND, OHIO 45140-8390
                     (513) 576-4500 e-mail: baldwin@bpao.com
                         web sites: www.baldwinpiano.com
                               www.pianovelle.com