Form 10-K, Exhibit 13
period 1998-12-31
BALDWIN PIANO & ORGAN CO /DE/
filed 1999-03-31
CIK 797315

                                                                    EXHIBIT 13.1

BALDWIN HIGHLIGHTS

---------------------------------------------------------------------------------------

($ millions except per share)                 1998           1997            1996
---------------------------------------------------------------------------------------
Net Sales from Operations                   $134.3         $128.5*         $115.1
Net Earnings from Operations                   0.7            3.6             2.1
Basic Earnings Per Share from Operations       .21           1.05             .60
Working Capital                               53.6           47.9            31.5
Shareholders' Equity                          61.3           60.8            56.3
---------------------------------------------------------------------------------------

                            ========================

                            Net Sales from Operations
                                    (millions)

                  1994      1995      1996      1997      1998
                  ----      ----      ----      ----      ----
                 $122.3    $122.6    $115.1    $128.5*   $134.3

                            ========================

                              EPS from Operations

                  1994      1995      1996      1997      1998
                  ----      ----      ----      ----      ----
                 $0.10     $1.16     $0.60     $1.05*    $0.21

                            ========================

                              Book Value Per Share

                  1994      1995      1996      1997      1998
                  ----      ----      ----      ----      ----
                 $14.69    $15.85    $16.45    $17.66    $17.75

                            ========================

                           Music Sales from Operations
                                   (millions)

                  1994      1995      1996      1997      1998
                  ----      ----      ----      ----      ----
                 $85.8     $79.9     $79.8     $91.0*    $89.5

                            ========================

                           Contract Electronics Sales
                                   (millions)

                  1994      1995      1996      1997      1998
                  ----      ----      ----      ----      ----
                 $28.4     $30.7     $30.9     $35.7     $42.3

                            ========================

                               KAC Paper Written
                                   (millions)

                  1994      1995      1996      1997      1998
                  ----      ----      ----      ----      ----
                 $59.9     $69.6     $74.2     $87.2    $104.5

                            ========================

                                 BALDWIN [LOGO]


MUSIC PRODUCTS

Products: Grand pianos, vertical pianos, computerized auto-player piano systems and digital pianos.

Brand Names: Baldwin(R), Chickering(R) and Wurlitzer(R) acoustic pianos. ConcertMaster(R) computerized player piano systems. Baldwin Pianovelle(R) digital keyboards.

Markets: North America, Asia, South America and Europe.

Annual Sales: $ 89.5 million.

Distribution Network: 375 independent dealers and 14 Company-owned stores.

Plant Sites: Greenwood, Mississippi (piano cases and wood components). Trumann, Arkansas (grand & vertical pianos). Conway, Arkansas (polyester finishing). Juarez, Mexico (keys and actions).

Outlook: Baldwin is America's largest manufacturer of acoustic pianos, represented by the Baldwin, Chickering and Wurlitzer brands. Pianovelle digital pianos are now solidly established in the marketplace. The ConcertMaster computerized player piano system is winning "best of show" awards for its state-of-the-art features and performance.

Baldwin's commitment to innovation, reflected in products, marketing and quality, is the focus of the Company's future direction, and a reflection of its past.

RETAIL FINANCING

Products: Point-of-sale consumer financing for new and used pianos, and special promotion programs. Piano leasing programs.

Markets: United States.

Annual Revenue: $ 10.4 million.

Distribution Network: More than 500 dealers.

Location: Mason, Ohio.

Outlook: Keyboard Acceptance Corporation has been the leading retail financier of keyboards for almost a century. Loan portfolio grew by 14 percent in 1998, fueled by aggressive marketing and a healthy economy. This trend is expected to continue in 1999.

CONTRACT ELECTRONICS

Products: Printed circuit board assemblies, design, engineering, testing, electro-mechanical and mechanical assemblies, post-production repair and order fulfillment.

Markets: Original Equipment Manufacturers in the United States.

Annual Sales: $ 42.7 million.

Distribution Network: Internal and independent sales representatives.

Plant Site: Fayetteville, Arkansas.

Outlook: Baldwin competes in the highly fragmented $60 billion electronics manufacturing services industry in North America. Baldwin Contract Electronics will focus on operational control and profit margin progress in 1999, absorbing the 20% growth in 1998.


* During 1997, the phase-out of the Company's consignment inventory program and other one-time events added $14.6 million to sales, $0.9 million to net earnings and $0.25 to earnings per share. Amounts above exclude these items. Total 1997 sales, net earnings and basic earnings per share were $143.1 million, $4.4 million and $1.30, respectively.

TO OUR SHAREHOLDERS:

The Asian financial crisis struck the U.S. piano market in 1998. The flood of low-priced Asian piano imports that followed, and the decisive pricing action we took to defend our market share, sharply reduced Baldwin's profitability in 1998.

Company-wide, net sales from operations rose 5% to $134.3 million, up from $128.5 million in 1997. Net earnings from operations for 1998 were $737,000, or 21 cents per share, down significantly from last year's $3.6 million, or $1.05 per share. Costs related to increased Asian imports represented the majority of the profit shortfall.

The flood of lower-priced vertical piano imports began to enter the U.S. market in March, as Asian manufacturers stepped up exports to offset the collapse of their own domestic markets. By June, it was clear we had to act. The aggressive defensive spending program we initiated restored Baldwin's vertical piano sales to near prior-year levels, but cut sharply into profit margins. However, had we not acted aggressively, market share erosion would have been considerably deeper.

In September, with imports still on the rise, we initiated steps that led to an examination of Asian piano imports by the U.S. International Trade Commission (USITC). That examination is still underway, and we await the May 1999 release of the USITC's report.

Piano imports notwithstanding, Baldwin made substantial progress against its strategic plan in 1998. In many ways the turmoil in the marketplace helped galvanize management and the board around accelerating the plan's implementation. Baldwin is competing in an increasingly global marketplace, where the challenge of positioning the Company to prosper and grow demands that we: 1) speed up the pace of innovation, 2) streamline cost structures to improve gross margins, and 3) increase asset utilization. Much of what we must do to achieve these three operational goals is already well underway. And while the heavy lifting will continue throughout 1999, successful implementation of our strategic plan should position each of our three businesses for dramatic profit improvement in 2000.

As for 1998, operating results for Baldwin's three core businesses were clearly mixed:

Music Division sales fell 2% in 1998, due entirely to the impact of Asian imports. While this was disappointing in a year of otherwise strong demand, sales of Baldwin's grand pianos enjoyed double-digit growth, partially offsetting the decline in vertical pianos. During 1998, we also introduced important new products to the market, including a significant enhancement to our award-winning ConcertMaster electronic player system. For 1999, the product pipeline is full of exciting new initiatives, and we fully expect our new high-gloss polyester finishes to further enhance the showroom appeal of our finest pianos.

In 1998, many of the biggest strides in our music business came on the operational front: We completed the start up of our new polyester finishing facility, which should increase sales and decrease repair costs for many years to come; we worked with our new supplier of piano plates to complete the ground-up development of a new foundry and finishing facility, which should reduce costs, enhance product quality and improve supply reliability; and lastly, we finalized plans to consolidate all piano assembly at a single plant, which should reduce operating costs, improve asset utilization and consolidate critical technical resources in one location. As we move aggressively to complete the plant consolidation by mid-1999, we will continue to focus on the kinds of improvements in product quality, inventory control and asset utilization that will allow us to achieve even higher gross margins.

We expect the Asian import situation to continue to be with us in 1999, but we remain confident that our music business will rebound in response to improving Asian economies and innovative, new, high-quality Baldwin products. While the past year has driven home the reality of the global marketplace, it has also revealed some important new opportunities for Baldwin to explore in the years ahead.

Retail Financing, Baldwin's point-of-sale consumer financing and leasing unit, had a great year. Benefiting from lower interest rates and strong demand for pianos in 1998, revenues grew 20%, driven by a 14% increase in the size of the portfolio and 20% growth in the value of new contracts. Baldwin's aggressive defensive spending program and the Company's growing leasing business also improved revenue growth. In addition, the Company's new National Piano Repossession Center helped minimize potential losses, contributing to the unit's improved profitability. In 1999, we hope to expand into new markets and achieve higher operating efficiencies in our pursuit of even greater growth and profitability.

Contract Electronics sales rose 20% in 1998, reflecting strong outsourcing demand from both new and existing customers. Profit growth, however, was not nearly as strong, a result of expediting existing orders to accommodate new growth. Today we are making major strides in improving margins through more responsive supply chain management, tighter inventory controls and streamlined shop-floor processes. By the latter half of 1999, we should be well positioned to translate higher sales into higher profits. We anticipate strong demand for Contract Electronics' services through the year 2000, when we expect to realize this unit's full profit potential.

Baldwin's businesses have yet to derive full benefit from what has been achieved and will be achieved in terms of greater productivity, reduced operating costs, and new business opportunities. We believe that benefit should begin to materialize in the second half of 1999, and will have an even more significant impact on profitability the following year. Our strategic plan recognizes Baldwin's need to adapt to a far more competitive and global marketplace. We have made significant progress against that plan and continue to believe that its timely execution will yield greater value for our loyal shareholders.

We weathered a difficult year in 1998, particularly in our music business. Building the ship while at sea is difficult enough, but in a storm it takes courage, too. I'm very proud of every one of Baldwin's dedicated employees. Their actions, described in the pages that follow, speak louder than my words here.




[PHOTO]    /s/ KAREN L. HENDRICKS
           ----------------------
           Karen L. Hendricks
           Chairman, Chief Executive Officer and President

BALDWIN MUSIC PRODUCTS DIVISION

Results for Baldwin's Music Products Division were mixed in 1998. Baldwin's line of grand pianos and ConcertMaster continued to enjoy very solid double-digit growth. While 1998 sales of Pianovelle digital pianos kept pace with 1997, a second-generation product, introduced in December 1998, holds considerable promise for 1999.

Easily the most difficult challenge the Music Division faced in 1998 was the unexpected fallout from the Asian financial crisis. The resulting flood of low-cost Asian imports that hit the U.S. market reduced sales and cut margins on Baldwin's vertical pianos. Management acted quickly and spent aggressively to minimize potential market share erosion, holding the overall decline in 1998 Music Division sales to 2%.

In 1998, Baldwin's successful synchronous manufacturing initiative created sufficient space to justify a major plant consolidation. Baldwin completed planning and preparation for the move late in the year, and in January 1999 announced that all grand piano assembly would be moved to its plant in Trumann, Arkansas. The consolidation, which should be completed by mid-1999, offers significant economic benefits that Baldwin will fully realize in 2000.

Also in 1998, Baldwin helped design and create a new foundry and finishing operation for cast iron piano plates -- the single most expensive component in any piano. Contractual and financial arrangements with the new supplier will ensure Baldwin a steady, dependable supply of higher-quality, lower-cost plates for the foreseeable future.

For the Music Division, 1998 was also a year of significant product innovation, and none was more significant than the introduction late in the year of high-gloss polyester finishes on Baldwin Artist Grands. These durable, mirror-like finishes are applied at Baldwin's new, state-of-the-art finishing facility in Conway, Arkansas, and should be available on most piano models by the end of 1999. More than just a significant technological step forward, polyester should boost U.S. piano sales and make Baldwin a more effective competitor in Europe and Asia, where polyester is the finish of choice among consumers.

In early 1999, Baldwin introduced a number of other new products, including new Limited Edition models of the Hamilton vertical piano, Baldwin's new second-generation Pianovelle digital pianos, and improved cosmetics on Chickering grands. Also introduced was Baldwin's new, extended-range version of ConcertMaster, which won the 1998 Best New Technology award from the prestigious Custom Electronic Design & Installation Association (CEDIA).

Baldwin's chain of 14 retail stores turned in an outstanding year with 19% sales growth fueled, in part, by new promotion, advertising and point-of-sale programs. The new, more contemporary campaign, which has won three advertising awards, is being rolled out at dealerships nationwide. In 1998, these same initiatives helped produce a 30% increase in Baldwin's roster of Million Dollar Dealers.

Baldwin's Concert & Artist Division continued to build its impressive list of Baldwin-exclusive artists and institutions. Pop artists Patrick Moraz (formerly of The Moody Blues and Yes) and Ben Folds (of Ben Folds Five) joined the artist roster in 1998, as did key institutions such as the New Orleans Jazz Festival, Brooklyn Philharmonic and Opera Company of Philadelphia, among others.

After two decades of declining sales, the U.S. piano market grew in 1998. We find the outlook for the industry encouraging and believe this growth is sustainable. A healthy economy, the declining availability of used pianos and the fast-growing popularity of automatic player systems all favor stronger sales of new pianos in the years ahead.

BALDWIN RETAIL FINANCING

Baldwin's retail financing subsidiaries, Keyboard Acceptance Corporation and Signature Leasing Corporation, experienced strong growth in 1998. Combined, their outstanding portfolios were up 14% at year-end, driven by a 20% increase in new loan volume. Revenues jumped 20%, fueled by higher volume and a slight improvement in margins driven by lower interest rates.

Several factors contributed to higher volume in 1998. The healthy U.S. economy, which gave a strong lift to the keyboard category; the addition of several, new high-volume dealers; and Baldwin's aggressive "defense plan" to increase sales volume on vertical pianos created a favorable market opportunity that these subsidiaries were well positioned to serve.

Signature Leasing, the Company's fledgling leasing business formed in late 1997, made progress in 1998, as dealers began to better understand the benefits and selling points of leasing. Like auto leasing, which has steadily grown in popularity among consumers, piano leasing offers the customer a lower monthly payment than a conventional loan and the option to return the instrument at the end of the lease, or purchase it at a pre-determined price.

Special event sales continued to be popular and productive events for dealers across the country. Keyboard Acceptance Corporation (KAC) personnel work hand-in-hand with dealers at these events to ensure customers understand the affordability of the fine keyboard instruments offered for sale. KAC originates, cooperates and participates in scores of these special-event sales each year to ensure their success and demonstrate their commitment to dealers and the keyboard market.

Net losses on retail financing contracts were again under 1% this year, a particularly impressive performance given the rising national trend in personal bankruptcies. One key to KAC's consistently low losses has been the success of the Company's National Piano Repossession Center in Atlanta, Georgia. The Center, which handles the resale of repossessed instruments, minimizes credit losses by offering cost-conscious buyers excellent values on nearly new instruments at reasonable recovery rates for the lender.

Baldwin's retail financing subsidiaries offer keyboard dealers highly competitive financing programs, attractive terms, rent-to-own options and prompt credit approval. Today, as they have for nearly a century, keyboard dealers across the country rely on the Company as their preferred credit source because of the high level of service and the unique understanding that comes from their association with a major keyboard manufacturer.

BALDWIN CONTRACT ELECTRONICS

Baldwin's Contract Electronics Division (CE) achieved 20% sales growth in 1998, reflecting consistently strong demand from both new and existing customers. Profits, however, were unable to keep pace with top line growth. Customer deadline pressures, stemming from the otherwise welcomed surge in new business, triggered supply chain constraints and generated significant additional costs to meet on-time delivery commitments.

To address these important issues, CE began to reconfigure operations in late 1998. That ongoing work focuses on improving supply chain management to reduce the number of qualified suppliers, requiring suppliers to warehouse bonded inventory for Baldwin, and implementing tighter "just-in-time" deliveries. CE is also beginning to implement synchronous manufacturing, which should, based on Baldwin's experience with pianos, reduce floor space requirements, cut direct labor, trim work-in-process inventories, increase throughput and improve first-run quality.

As an industry, contract electronics continues to benefit from the growing outsourcing trend among original equipment manufacturers -- a market that is expected to grow to $60 billion this year, up from just $27 billion in 1996. While contract electronics remains highly fragmented, with nearly a thousand such companies, Baldwin has grown into a solid mid-size player currently ranked at number 65 based on revenues.

Just as important to CE's future growth is its successful niche strategy. Baldwin focuses on "under-outsourced" segments industrial, instrument and consumer products -- deliberately side-stepping the more volatile, commodity-driven computer, peripherals and communications sectors. For Baldwin's current customers and its most promising prospects, electronics is not a core business. Instead, these businesses must be able to adapt electronics to their more traditional products in order to compete. Such customers prefer a full-service outsourcing partner, such as Baldwin, that cannot only provide assembly, but help re-engineer products to reduce costs, improve reliability and stay competitive.

Compelling industry fundamentals provide a solid foundation for strong revenue and earnings growth in the years ahead. For CE, there are ample opportunities both for new business and for additional work from CE's loyal and longstanding customer base. New business development seems limited only by Baldwin's ability to ensure its capabilities grow at the same pace as its revenues...an important lesson from 1998. However, once infrastructure development catches up with burgeoning demand for what Baldwin has to offer, prospects for sustained growth in contract electronics are extremely strong.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES

DIRECTORS

KAREN L. HENDRICKS
Chairman, Chief Executive Officer and President
Baldwin Piano & Organ Company

GEORGE E. CASTRUCCI
Management Consultant, Former Chairman
& Chief Executive Officer of Great American Broadcasting Company

WILLIAM B. CONNELL
Lead Director of Baldwin Piano & Organ Company
Chairman of EDB Holdings, Inc.

JOHN H. GUTFREUND
President of Gutfreund & Company, Inc.
Retired Chairman and Chief Executive Officer of Salomon Brothers, Inc.

JOSEPH H. HEAD, JR.
Chairman of Atkins & Pearce, Inc.

ROGER L. HOWE
Retired Chairman of U.S. Precision Lens, Inc.


EXECUTIVE OFFICERS

KAREN L. HENDRICKS
Chairman, Chief Executive Officer and President

STEPHEN P. BROCK
Executive Vice President, Music

DUANE D. KIMBLE
Executive Vice President, Chief Financial Officer and Corporate Secretary

RANDOLPH R. MARKS
Executive Vice President, Operations

THOMAS C. BREWER
Senior Vice President, Contract Electronics Operations

GEORGE C. HUEBNER
Senior Vice President, Retail Financing

PERRY H. SCHWARTZ
Senior Vice President and Treasurer


INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS BALDWIN PIANO & ORGAN COMPANY:

We have audited the accompanying consolidated balance sheet of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of the Company for the years ended December 31, 1997 and 1996 were audited by other auditors whose report, dated February 23, 1998, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.



Cincinnati, Ohio
February 24, 1999

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31, 1998, 1997 and 1996
(In thousands, except earnings per share)

                                                        1998           1997           1996
--------------------------------------------------------------------------------------------
Net sales                                           $134,290       $143,101       $115,070
Cost of goods sold                                   113,970        115,052         92,495
--------------------------------------------------------------------------------------------
         Gross profit                                 20,320         28,049         22,575
Income on the sale of installment receivables          8,671          7,378          5,811
Interest income on installment receivables             1,690          1,249          1,296
Other operating income, net                            1,267          2,304          3,476
--------------------------------------------------------------------------------------------
                                                      31,948         38,980         33,158
Selling, general and administrative                   27,923         29,451         27,186
--------------------------------------------------------------------------------------------
         Operating profit                              4,025          9,529          5,972
Interest expense                                       3,138          2,865          2,868
--------------------------------------------------------------------------------------------
         Earnings before income taxes                    887          6,664          3,104
Income taxes                                             150          2,215          1,048
--------------------------------------------------------------------------------------------
         Net earnings                               $    737       $  4,449       $  2,056
============================================================================================
Basic earnings per share                            $    .21       $   1.30       $    .60
--------------------------------------------------------------------------------------------
Weighted average number of common shares               3,450          3,435          3,421
--------------------------------------------------------------------------------------------
Diluted earnings per share                          $    .21       $   1.28       $    .59
--------------------------------------------------------------------------------------------
Weighted average number of common and
     common equivalent shares                          3,490          3,483          3,462
============================================================================================

See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 1998, 1997 and 1996 (In thousands)

                                                                                Accumulated other
                                           Common   Additional        Retained    comprehensive       Cost of
                                           stock   paid-in capital    earnings    income (loss)   treasury shares      Total
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                  $42        $12,001         $48,278           --         $(6,207)           $ 54,114
    Proceeds from exercise of
       stock options                         --            105              --           --              --                 105
    Net earnings                             --             --           2,056           --              --               2,056
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                   42         12,106          50,334           --          (6,207)             56,275
    Proceeds from exercise of
       stock options, net of
       treasury stock acquired               --            210              --           --            (176)                 34
    Stock grants issued                      --             65              --           --              --                  65
    Net earnings                             --             --           4,449           --              --               4,449
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                   42         12,381          54,783           --          (6,383)             60,823
    Proceeds from exercise of
       stock options, net of
       treasury stock acquired               --            191              --           --            (113)                 78
    Stock grants issued                      --             65              --           --              --                  65
    Stock rights purchased                   --            (34)             --           --              --                 (34)
    Comprehensive income:
       Net earnings                          --             --             737           --              --                 737
       Foreign currency
            translation adjustment           --             --              --         (394)             --                (394)
---------------------------------------------------------------------------------------------------------------------------------
            Total comprehensive income                                                                                      343
---------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                  $42        $12,603         $55,520        $(394)        $(6,496)           $ 61,275
=================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 1998 and 1997 (In thousands)

Assets                                                                  1998            1997
----------------------------------------------------------------------------------------------
Current assets:
     Cash                                                           $    327        $    680
     Receivables, net                                                 23,273          23,201
     Inventories                                                      51,089          36,649
     Deferred income taxes                                             1,671           2,460
     Other current assets                                              6,429           4,423
----------------------------------------------------------------------------------------------
         Total current assets                                         82,789          67,413
----------------------------------------------------------------------------------------------
Installment receivables, less current portion                         14,616          16,502
Property, plant and equipment, net                                    22,724          18,262
Deferred income taxes                                                  1,089              --
Other assets                                                          16,032          12,183
----------------------------------------------------------------------------------------------
         Total assets                                               $137,250        $114,360
==============================================================================================

Liabilities and Shareholders' Equity
----------------------------------------------------------------------------------------------
Current liabilities:
     Accounts payable                                               $  1,582        $ 10,812
     Current portion of long-term debt                                11,380             900
     Income taxes payable                                                452             575
     Accrued liabilities                                               5,766           7,221
----------------------------------------------------------------------------------------------
         Total current liabilities                                    29,180          19,508
----------------------------------------------------------------------------------------------
Long-term debt, less current portion                                  42,817          27,650
Deferred income taxes                                                     --             237
Other liabilities                                                      3,978           6,142
----------------------------------------------------------------------------------------------
         Total liabilities                                            75,975          53,537
----------------------------------------------------------------------------------------------
Shareholders' equity:
     Common stock (4,220,694 issued shares in 1998 and
         4,205,094 issued shares in 1997)                                 42              42
     Additional paid-in capital                                       12,603          12,381
     Accumulated other comprehensive income (loss)                      (394)             --
     Retained earnings                                                55,520          54,783
     Less cost of treasury shares (767,868 shares in 1998 and
         760,380 shares in 1997)                                      (6,496)         (6,383)
----------------------------------------------------------------------------------------------
         Total shareholders' equity                                   61,275          60,823
----------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                 $137,250        $114,360
==============================================================================================

See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 1998, 1997 and 1996 (In thousands)

Increase (Decrease) in Cash                                                         1998            1997            1996
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net earnings                                                              $     737        $  4,449        $  2,056
     Adjustments to reconcile net earnings to net cash
         provided by (used in) operating activities:
              Depreciation and amortization                                        2,887           3,421           2,204
              Gain on sale of assets                                                (128)             --              --
              Provision for doubtful accounts                                      1,146           1,466           1,250
              Deferred income taxes                                                 (537)          1,236           1,069
              Change in assets and liabilities:
                  Trade receivables                                                 (958)         (7,471)            161
                  Inventories                                                    (14,440)         17,805         (10,516)
                  Other current assets                                            (2,005)             73             223
                  Other assets                                                    (4,067)         (5,393)            220
                  Accounts payable, accrued
                      and other liabilities                                       (3,245)          2,890          (3,486)
                  Income taxes payable                                              (123)            421            (468)
--------------------------------------------------------------------------------------------------------------------------
                     Net cash (used in) provided by operating activities         (20,733)         18,897          (7,287)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Additions to property, plant and equipment                                   (8,375)         (4,996)         (3,602)
     Proceeds from sale of assets                                                  1,437              --              --
--------------------------------------------------------------------------------------------------------------------------
                     Net cash used in investing activities                        (6,938)         (4,996)         (3,602)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:

     Installment receivables written                                            (104,496)        (87,186)        (74,244)
     Installment receivables liquidated                                            9,169           4,474           6,495
     Proceeds from sale of installment receivables                                96,919          74,383          66,523
     Net borrowing on short-term debt                                             10,380              --              --
     Borrowing (repayment) on long-term debt                                      15,268          (5,700)         12,355
     Proceeds from exercise of stock options,
         net of treasury stock acquired                                               78              34             105
--------------------------------------------------------------------------------------------------------------------------
                     Net cash provided by (used in) financing activities          27,318         (13,995)         11,234
--------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                                     (353)            (94)            345
Cash at beginning of year                                                            680             774             429
--------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                            $     327        $    680        $    774
==========================================================================================================================
Supplemental Disclosure of Cash Flow Information
--------------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:   Interest                                      $   2,957        $  3,018        $  2,781
                                 Income taxes (refunded)                       $    (197)       $    527        $    595
==========================================================================================================================


See accompanying Notes to Consolidated Financial Statements.

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1998, 1997 and 1996

(All dollar amounts in thousands, except where indicated)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of Baldwin Piano & Organ Company and all of its subsidiaries (Company). All material intercompany balances and transactions have been eliminated.

REVENUE RECOGNITION - Prior to mid 1997, the Company shipped keyboard instruments to a majority of its dealers on a consignment basis and retained title to each consigned instrument until it was sold by the dealer. Under consignment, sales are recorded when the dealer sells an instrument to one of its customers. Starting in June 1997, the Company phased out its consignment program. For dealers not in consignment, title is transferred at the time of shipment to the dealer and the Company recognizes a sale at that time.

While the Company was shipping on consignment, a monthly display fee was charged on all consigned inventory held by dealers longer than ninety days. This display fee, on an annual basis, ranged from 10.5% to 15.5% of the selling price of such inventory to the dealer. In 1997 and 1996 display fee income composed the majority of the amount reported in the Consolidated Statement of Earnings as "Other operating income, net." In 1998 the majority of the amount reported as "Other operating income, net" was composed of tuning income, delivery income and late charges on installment receivables.

The Company produces electronic, furniture and keyboard components on behalf of other manufacturers. These contract businesses transfer title and recognize revenue at the time of shipments to their customers.

INSTALLMENT RECEIVABLES - Installment receivables are recorded at the principal amount of the contracts. Interest on the contracts is recorded as income using the interest method.

The Company's wholly-owned finance subsidiary (Retail Financing) maintains an agreement with an unconsolidated, qualifying special purpose entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $150 million. The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Retail Financing continues to contractually service all installment receivables sold. Over the lives of the contracts, the spread between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating rate provision is remitted to Retail Financing as a servicing fee. This amount is recorded in the Consolidated Statements of Earnings as "Income on the sale of installment receivables".

ALLOWANCE FOR DOUBTFUL ACCOUNTS - An allowance for losses on receivables is provided through a charge to operations based on estimates of possible losses. Accounts deemed to be uncollectible are charged and recoveries credited to the allowance for doubtful accounts.

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined using the last-in first-out (LIFO) method for a substantial portion of inventories. Cost for the remaining portion is determined using the first-in first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related property. The estimated useful lives are principally as follows:

                  Description                              Years
                  -----------------------------------------------
                  Buildings                               25 - 35
                  Building equipment                         5
                  Machinery and equipment                  3 - 20

Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. The cost of maintenance, repairs, minor renewals and betterments of property, plant and equipment is charged to expense in the year incurred. Major expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives.

OTHER ASSETS - Other assets consists primarily of institutional and concert and artist inventory of $7.7 million and $6.6 million at December 31, 1998 and 1997, respectively, and goodwill. Goodwill, which represents the excess of purchase price over the fair value of the net assets acquired, is amortized on a straight line basis over the expected periods to be benefited, generally 40 years. The Company evaluates long-lived assets, including goodwill and other intangibles, based on fair values or projected undiscounted cash flows whenever significant events or changes in circumstances occur which indicate the carrying amount may not be recoverable.

TAXES ON INCOME - Deferred income taxes reflect the future tax consequences of differences between the tax base of assets and liabilities and their financial reporting amounts at each balance sheet date, based upon enacted income tax laws and tax rates. Income tax expense or benefit is provided based on earnings reported in the financial statements. The provision for income tax expense or benefit differs from the amounts of income taxes currently payable because certain items of income and expense included in the consolidated financial statements are recognized in different time periods by taxing authorities.

STOCK OPTION PLANS - Prior to January, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of the grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123.

RETIREMENT PLANS - Substantially all hourly and salaried employees located in the United States are covered by either a defined contribution and/or a defined benefit plan. The Company also maintains a deferred compensation plan for certain key employees. The Company's cost of providing these retirement plans is recognized as a charge to income in the year cost is incurred. The Company has adopted the disclosure requirement of SFAS No. 132, "Employers' Disclosures about Pension and other Postretirement Benefits."

POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS - The Company is contractually obligated to make health care benefits available to a certain group of retired employees. Also, the Company sponsors several postemployment plans for various groups of employees. These plans' provisions include severance benefits in which the employees' rights either vest or accumulate for each additional year of service performed.

The Company charges the expected cost of retiree health and certain postemployment benefits to expense during the years employees render service. The Company funds these postretirement and postemployment benefits primarily on a pay-as-you-go basis.

FOREIGN CURRENCY TRANSLATION - The financial statements of the Company's Canadian subsidiary are measured using the local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at the rate of exchange existing at year-end. Income statement amounts are translated at the average of the monthly exchange rates. The resulting translation adjustments are recorded directly into a separate component of accumulated comprehensive income. Gains and losses resulting from actual foreign currency transactions are recognized currently in results of operations. The functional currency of the Company's subsidiary in Mexico, which operates as an integral component of the U.S. operations, is the U.S. dollar. Gains and losses resulting from remeasurement of monetary assets and liabilities are recognized currently in results of operations.

DERIVATIVE FINANCIAL INSTRUMENTS - Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the caps. Unamortized premiums are included in other assets in the Consolidated Balance Sheets. Amounts receivable under cap agreements are accounted for as a reduction of interest expense. The Company has an interest rate swap agreement to adjust the interest sensitivity of long-term, fixed rate installment receivables. Net interest income (expense) resulting from the differential between exchanging floating and fixed-rate swap interest payments is recorded on an accrual basis as an adjustment to the interest income of the associated asset. The Company does not hold or issue derivative financial instruments for trading purposes. During June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company will be required to adopt SFAS No. 133 no later than January 2000. Management is determining the impact that this statement will have on the Company's financial statements.

EARNINGS PER SHARE - Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed based on the weighted average number of common and common equivalent shares outstanding. Unless otherwise indicated, references to per share amounts are basic per share amounts.

TRANSFER AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES - SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was adopted on January 1, 1997, and provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS 125 requires an entity that sells installment receivables with contractual servicing rights retained to allocate the previous carrying amount between the assets sold and any retained interest based on their relative fair values at the date of transfer. The resulting servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Servicing rights are assessed for impairment periodically based on fair value of estimated future cash flows using discount rates that approximate current market conditions and expected future prepayment rates, with any impairment recognized through a valuation allowance. For purposes of measuring impairment, the underlying receivables are stratified based on original interest rates and estimated maturities.

USE OF ESTIMATES - The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could affect these estimates.

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with current year financial presentation.

(2) RECEIVABLES

Receivables consist of the following:

                                                           1998          1997
         --------------------------------------------------------------------
         Trade                                          $15,296       $14,770
         Installment - owned                             10,175        13,447
         Holdback on installment accounts sold           13,391        12,586
         Other                                              214           438
         --------------------------------------------------------------------
               Total receivables                         39,076        41,241
         Less allowance for doubtful accounts             1,187         1,538
         --------------------------------------------------------------------
               Net receivables                           37,889        39,703
         Less noncurrent portion                         14,616        16,502
         --------------------------------------------------------------------
               Net current receivables                  $23,273       $23,201
         ====================================================================

In the normal course of business, the Company extends credit to various dealers where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact the Company's overall credit risk. However, management believes that consolidated trade accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1998 and 1997.

Installment receivables owned by Retail Financing are net of unearned interest charges of $1.0 million and $0.7 million at December 31, 1998 and 1997, respectively. See Note 5 for additional information on installment receivables and Note 6 for information regarding the use of receivables to secure borrowings.

(3) INVENTORIES

Inventories consist of the following:

                                                           1998          1997
         --------------------------------------------------------------------
         FIFO cost:   Raw materials                     $22,224       $18,406
                      Work-in-process                    11,573         8,865
                      Finished goods                     27,492        19,306
         --------------------------------------------------------------------
                                                         61,289        46,577
         Less revaluation to LIFO                        10,200         9,928
         --------------------------------------------------------------------
                                                        $51,089       $36,649
         ====================================================================

At December 31, 1998 and 1997, approximately 74% and 68%, respectively, of the Company's inventories were valued on the LIFO method.

Net earnings for 1998 are approximately $0.2 million less than would have been reported had the FIFO method been used. Net earnings for 1997 are approximately $1.8 million greater than would have been reported had the FIFO method been used. Of that amount approximately $0.9 million was attributable to the phase-out of the Company's consignment inventory program. Net earnings for 1996 are approximately $0.6 million less than would have been reported had the FIFO method been used.

During 1997 the liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the current cost of inventories decreased cost of sales and, therefore, increased earnings before income taxes by approximately $5.6 million, offset by the effect of inflation in 1997 of $2.6 million.

See Note 6 for information regarding the use of inventories to secure borrowings.

(4) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                              1998      1997
         -------------------------------------------------------------------
         Land                                              $   421   $   414
         Buildings and building equipment                   15,406    14,462
         Machinery and equipment                            18,773    14,314
         Leasehold improvements                                718       549
         Construction in process                             6,012     4,951
         -------------------------------------------------------------------
                                                            41,330    34,690
         Less accumulated depreciation and amortization     18,606    16,428
         -------------------------------------------------------------------
                                                           $22,724   $18,262
         ===================================================================

Depreciation expense was $2.6 million, $3.1 million and $2.1 million for the years ended December 31, 1998, 1997 and 1996, respectively.

See Note 6 for information regarding the use of property, plant and equipment to secure borrowings.

(5) DISCLOSURE REGARDING RETAIL FINANCING SUBSIDIARY

The Company sells certain of its keyboard instruments to customers on the installment method. The Company has a continuing agreement to sell all of its installment receivables to Retail Financing. Also, Retail Financing purchases installment receivables for music products from independent retail dealers.

In 1997, Retail Financing amended its agreement with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $150 million. Certain installment receivables are not eligible for sale and are retained by Retail Financing. Retail Financing continues to service all installment receivables sold.

At the time of each installment receivable sale, Retail Financing receives cash equal to the unpaid principal balance of the contracts, less a purchase discount applied to the principal balance of the contracts sold. The purchase discount is adjusted at each receivable sale and is determined using the loss experience and effective yield of the portfolio.

The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the duration of the contracts, the difference between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating interest rate provision is remitted to Retail Financing as a servicing fee. This amount is recorded in the Consolidated Statement of Earnings as "Income on the sale of installment receivables." The interest retained by the buyer for 1998, 1997 and 1996 represented an average interest rate of 6.6%, 6.8%, and 6.8%, respectively. See Note 7 regarding derivative financial instruments.

The installment contracts are written generally at fixed rates ranging from 12% to 16% with terms extending over three to five years.

Under the sale agreements, Retail Financing is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectible. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related purchase discount. Retail Financing is responsible for all credit losses associated with the sold receivables.

At December 31, 1998 and 1997, the balance of installment receivables on which Retail Financing remains contingently liable, is as follows:

                                                                  1998        1997
       ---------------------------------------------------------------------------
       Principal balance of installment receivables sold      $121,093    $102,011
       Less related holdback                                    13,391      12,586
       ---------------------------------------------------------------------------
       Contingent liability                                   $107,702    $ 89,425
       ===========================================================================

The fair value of the principal balance of installment receivables sold before related purchase discount is $123.9 million and $105.0 million at December 31, 1998 and 1997, respectively. The fair value is determined as the present value of expected future cash flows discounted at a rate the Company believes a purchaser would require as a rate of return, approximately 12%. The carrying amount of the purchase discount on accounts sold is included in Note 2 as "Holdback on installment accounts sold" under the indicated caption.

Each installment receivable is secured by the keyboard instrument financed by the receivable. Prior to the fourth quarter of 1997, in the event of repossession of the instrument because of nonpayment, the dealer originally selling the instrument bore some risk of the bad debt loss, but had the right to sell the repossessed product. This dealer risk was borne in the form of a potential liability to the Company. This is referred to as recourse. In that fourth quarter, Retail Financing initiated a program of acquiring receivables without such recourse, and the Company began selling repossessed pianos through its own retail stores, primarily through a repossession center located in the Atlanta metropolitan area.

As of December 31, 1998 and 1997, the Company had recorded a servicing asset of $2.9 and $2.8 million, respectively, which is included in other assets in the Consolidated Balance Sheets. The fair value of these assets at December 31, 1998 and 1997 approximates their carrying value.

Condensed balance sheets of Retail Financing are as follows:

                                                                     1998       1997
         Assets
         -----------------------------------------------------------------------------
         Installment receivables owned                            $ 9,194    $12,810
         Holdback on accounts sold                                 13,391     12,586
         Allowance for doubtful accounts                             (482)      (518)
         ----------------------------------------------------------------------------
              Installment receivables, net                         22,103     24,878
         Deferred income taxes                                         --        807
         Servicing asset                                            2,958      2,785
         Other assets                                               6,441      3,736
         ----------------------------------------------------------------------------
               Total assets                                       $31,502    $32,206
         ============================================================================


         Liabilities and Shareholder's Equity
         ----------------------------------------------------------------------------
         Other liabilities                                        $ 2,829    $ 5,037
         Due to parent                                             18,357     20,315
         Shareholder's equity                                      10,316      6,854
         ----------------------------------------------------------------------------
              Total liabilities and shareholder's equity          $31,502    $32,206
         ============================================================================

Condensed statements of earnings of Retail Financing are as follows:

                                                        1998         1997       1996
         ----------------------------------------------------------------------------
         Income on installment receivables:
         Sold                                        $ 8,671      $ 7,378    $ 5,811
         Owned                                         1,690        1,249      1,296
         ----------------------------------------------------------------------------
              Total revenue                           10,361        8,627      7,107
         Expenses:
         General and administrative                    2,878        3,032      2,873
         Provision for doubtful accounts                 797        1,162        854
         Other operating income (expense)              (102)          287        256
         ----------------------------------------------------------------------------
              Operating profit                         6,584        4,720      3,636
         Interest expense                              1,133        1,017        419
         ----------------------------------------------------------------------------
              Earnings before income taxes             5,451        3,703      3,217
         Income taxes                                  1,989        1,363      1,223
         ----------------------------------------------------------------------------
              Net earnings                           $ 3,462      $ 2,340    $ 1,994
         ============================================================================


See Note 7 for information regarding derivative financial instruments.

(6) LONG-TERM DEBT

Long-term debt consists of the following:

                                                                         1998             1997
         ---------------------------------------------------------------------------------------
         Revolving credit agreement                                   $34,317          $25,200
         Term loan                                                      9,500            3,350
         Inventory purchase and consignment agreement                  10,380               --
         ---------------------------------------------------------------------------------------
                                                                       54,197           28,550
         Less maturities due within one year
              included in current liabilities                          11,380              900
         ---------------------------------------------------------------------------------------
                                                                      $42,817          $27,650
         =======================================================================================



The Company has a long-term, secured $40 million revolving Credit Facility expiring on October 1, 2000; however, the Company can terminate the agreement at any time with sixty days' notice. Under the Credit Facility, the lenders have made available a line of credit based upon certain percentages of the carrying value of the Company's inventories and accounts receivable. At December 31, 1998, the Company had approximately $2.8 million of additional borrowing available under this Credit Facility.

The annual rate of interest under the Credit Facility is equal to 1.5 percentage points per annum above LIBOR, or under certain specified circumstances, 0.5 percentage points per annum above the Prime Rate. The rate under the Credit Facility was 6.9% and 7.5% at December 31, 1998 and 1997, respectively.

The financial covenants of the Credit Facility agreement require the Company to maintain certain financial ratios and tangible net worth within defined amounts and restrict the amount of capital expenditures that can be made each year. As of December 31, 1998, the Company was in compliance with the terms of the Credit Facility.

The Company has $9.5 million outstanding on a secured term loan, payable in quarterly installments of $250,000 through May 1, 2003, with a final payment of $5.0 million due on May 1, 2003. At December 31, 1998, the annual rate of interest under the term loan is equal to 1.75 percentage points over the LIBOR rate. The rate was 7.03% at December 31, 1998. At December 31, 1997, the annual rate of interest under the term loan was a fixed rate of 7.1%.

Substantially all of the tangible assets of the Company and its subsidiaries are pledged as collateral under the various debt agreements.

During 1998, the Company entered into an inventory purchase and consignment agreement. Under the terms of this product financing arrangement, the Company's borrowings are collateralized by pianos consigned to colleges, universities, artists and concert halls. All debt under this agreement is classified as current with an annual rate of interest of approximately 9%.

See Note 7 for information regarding derivative financial instruments.

(7)  DERIVATIVE FINANCIAL INSTRUMENTS

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks.

In February 1994, Retail Financing entered into a five year interest rate swap agreement in order to reduce the potential impact of an increase in interest rates on $20 million of installment contracts. The agreement entitles Retail Financing to receive from a counterparty, on a monthly basis, interest income to the extent the floating rate retained by the buyer of installment receivables exceeds 6% or requires Retail Financing to pay interest expense to the extent the floating rate is less than 6%. Under the swap agreement, Retail Financing paid $51,000 in 1998, $65,000 in 1997 and $87,000 in 1996.

The fair value of Retail Financing's interest rate swap agreement at December 31, 1998 and 1997 approximates its carrying value of zero. The fair value is estimated by comparing the above interest rate to a rate that would be applicable if the Company entered into a similar agreement for the remaining term of the swap.

In December 1998 and November 1997, the Company entered into two-year interest rate cap agreements in order to reduce the potential impact of increases in interest rates on $44 million and $20 million, respectively, of floating-rate long-term debt. The agreements entitle the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. As the commercial paper rate did not exceed 12% in 1998 and 1997, the Company did not receive interest income for those years.

Due to the short maturity of the interest rate cap agreements, fair market value approximates carrying value. The carrying amount of the unamortized premiums was $20,000 and $10,000 at December 31, 1998 and 1997, respectively.

The Company and Retail Financing are exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap and cap agreements but have no off-balance sheet credit risk of accounting loss. The Company and Retail Financing anticipate, however, that the counterparties will be able to fully satisfy their obligations under the contracts. The Company and Retail Financing do not obtain collateral or other security to support financial instruments subject to credit risk but monitor the credit standing of the counterparties.

(8)  FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has only limited involvement with financial instruments and does not use them for trading purposes.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997. SFAS 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                                                    1998                  1997
                                              ------------------    -------------------
                                              Carrying     Fair     Carrying      Fair
                                               amount      value     amount       value
         ------------------------------------------------------------------------------
         Installment receivables owned         $10,175     $9,779    $13,447    $13,195
         Term loan                              $9,500     $9,500     $3,350     $3,328
         ==============================================================================



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

The fair value of the Credit Facility equals carrying value as a result of the variable nature of the interest rate. Note 5 presents the estimated fair value of installment receivables on which Retail Financing remains contingently liable as well as the related discount. Note 7 presents the estimated fair values of derivative financial instruments.

For all financial instruments other that those noted above, fair value approximates carrying value primarily due to the short maturity of those instruments.

(9) INCOME TAXES

The components of income tax expense (benefit) are as follows:

                                                      1998      1997      1996
         --------------------------------------------------------------------------
         Current:     Federal                        $ 331    $  736    $ (410)
                      State                            238       151       (73)
                      Foreign                          118       113       222
         --------------------------------------------------------------------------
                                                       687     1,000      (261)
         --------------------------------------------------------------------------
         Deferred:    Federal                         (324)      860     1,123
                      State                           (213)      355       186
         --------------------------------------------------------------------------
                                                      (537)    1,215     1,309
         --------------------------------------------------------------------------
                                                     $ 150    $2,215    $1,048
         ==========================================================================



Earnings before income taxes aggregated $0.1 million, $5.6 million, and $2.1 million for domestic operations and $0.8 million, $1.1 million, and $1.0 million for foreign operations in 1998, 1997 and 1996, respectively.

The difference between the taxes provided in the accompanying Consolidated Statements of Earnings and the amount which would be computed by applying the U.S. Federal income tax rate to earnings before income taxes is as follows:

                                                          1998         1997        1996
         ------------------------------------------------------------------------------------
         Computed expected tax                            $302       $2,262      $1,055
         State income taxes, net of
              Federal tax benefit                           17          195          75
         Favorable settlement - foreign taxes               --         (300)         --
         Foreign tax rate differences                     (101)          --          --
         Other                                             (68)          58         (82)
         -----------------------------------------------------------------------------------
                                                          $150       $2,215      $1,048
         ===================================================================================

The significant components of deferred income tax expense (benefit) are as follows:

                                                       1998         1997      1996
         -----------------------------------------------------------------------------
         Reserves for inventories                     $(154)     $   597    $  983
         Allowance for doubtful accounts                558          655       133
         Nondeductible accruals                         317          566       337
         LIFO inventory decrease                       (384)        (539)     (648)
         Investments in affiliated companies           (783)          --        --
         Other                                          (91)         (64)      504
         -----------------------------------------------------------------------------
         Deferred tax expense (benefit)               $(537)      $1,215    $1,309
         =============================================================================



Components of deferred tax balances as of December 31, 1998 and 1997 are as follows:

                                                                       1998        1997
         -----------------------------------------------------------------------------------
         Deferred tax assets:
              Accounts receivable, principally due to
                   allowance for doubtful accounts                   $  674    $  1,232
              Inventories, principally inventory reserves               347          --
              Nondeductible accruals, principally due to
                   accrual for financial reporting purposes           2,248       2,565
              Valuation allowance                                      (232)         --
              Other                                                     528         361
         -----------------------------------------------------------------------------------
                   Total gross deferred tax assets                    3,565       4,158
         -----------------------------------------------------------------------------------
         Deferred tax liabilities:
              Inventories, principally due to differences in
                   LIFO                                                  --        (191)
              Property, plant and equipment, principally
                   due to differences in depreciation                  (641)     (1,260)
              Investments in affiliated companies, principally
                   due to undistributed income of affiliated
                   companies                                              --       (262)
              State income taxes                                       (164)       (222)
         -----------------------------------------------------------------------------------
                   Total gross deferred tax liabilities                (805)     (1,935)
         -----------------------------------------------------------------------------------
              Net deferred tax assets                                $2,760     $ 2,223
         ===================================================================================



The Company has approximately $1.1 million in foreign tax credits for which the utilization of a portion is uncertain. The Company has reserved for a portion of these credits through a valuation allowance at December 31, 1998.

(10) ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following:

                                                                     1998       1997
         -------------------------------------------------------------------------------
         Accrued liabilities:
              Compensation and benefits                            $1,784     $2,204
              Reserve for installment receivables sold with
                   recourse                                           769      1,810
              Other                                                 3,213      3,207
         -------------------------------------------------------------------------------
                                                                   $5,766     $7,221
         ===============================================================================

         Other liabilities:
              Deferred compensation                                $1,398     $1,735
              Postretirement and postemployment                       511        683
              Other                                                 2,069      3,724
         -------------------------------------------------------------------------------
                                                                   $3,978     $6,142
         ===============================================================================



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

                                                          1998         1997         1996
         -----------------------------------------------------------------------------------
         Defined contribution 401(k)                    $  696       $  681       $  742
         Deferred compensation                             163          200          147
         Defined benefit                                   266          340          240
         -----------------------------------------------------------------------------------
                                                        $1,125       $1,221       $1,129
         ===================================================================================



Benefits to employees under the defined benefit plan are based upon their years of credited service. Contributions to the plan are designed to fund the plan's current service cost on a current basis and initial prior service cost over 30 years. Plan assets consist primarily of U.S. government obligations, Federal agency obligations, mortgages, corporate bonds and notes, and common stocks.

The Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" in 1998. Adoption of this standard did not impact the reported results of operations or financial position, however additional footnote disclosures have been made.

Net pension expense for plans included the following components:


                                                            Year Ended December 31,
                                                          -----------------------------
                                                          1998         1997        1996
         -----------------------------------------------------------------------------------
         Service cost                                    $ 160        $ 157       $ 131
         Interest cost                                     240          226         174
         Return on plan assets                            (222)        (282)       (196)
         Net amortization and deferral                      88          239         131
         -----------------------------------------------------------------------------------
         Net periodic pension expense                    $ 266        $ 340       $ 240
         ===================================================================================



The following table shows reconciliations of pension plan obligations and assets:

                                                                         Year Ended
                                                                        December 31,
                                                                   -----------------------
                                                                       1998        1997
         ---------------------------------------------------------------------------------
         Beginning benefit obligation                              $3,477      $3,054
         Service cost                                                 160         157
         Interest cost                                                240         226
         Benefits paid                                               (100)        (95)
         Actuarial loss                                                76         135
         ---------------------------------------------------------------------------------
         Ending benefit obligation                                 $3,853      $3,477
         =================================================================================

         Beginning fair value of plan assets                       $2,568      $2,262
         Actual return on plan assets                                 222         282
         Company contributions                                        340         210
         Benefits paid                                               (100)        (95)
         Plan expense payments                                       (100)        (91)
         ---------------------------------------------------------------------------------
         Ending fair value of plan assets                          $2,930      $2,568
         =================================================================================

         Funded status of the plan                                 $ (923)     $ (909)
         Unrecognized actuarial loss                                  336         188
         Unrecognized prior service cost                              485         539
         Unrecognized transition obligation                            25          32
         Additional minimum liability                                 (99)        (92)
         ---------------------------------------------------------------------------------
         Accrued pension liability                                 $ (176)     $ (242)
         =================================================================================

         The weighted average rate assumptions used in determining pension costs and the benefit obligations were:

                                                          1998        1997       1996
         ---------------------------------------------------------------------------------
         Discount rate                                    6.8%        7.0%       7.5%
         Long-term rate of return on plan assets          9.0%        8.0%       8.0%
         =================================================================================

(12) SHAREHOLDERS' EQUITY

At December 31, 1998 and 1997, the Company had 14,000,000 shares of $.01 per value common stock authorized and 4,220,694 and 4,205,094 shares issued, respectively. The Company held 767,868 shares and 760,380 shares in treasury at December 31, 1998, and 1997, respectively.

The Company maintains two incentive stock option plans. Under these plans, options for 450,000 shares of common stock may be granted to key managerial personnel of the Company. In 1998 the Company adopted a Omnibus Stock Plan ("Omnibus Plan") which allows the Company to grant up to 200,000 non-qualified stock options, incentive stock options, restricted stock, stock appreciation rights, performance units and performance shares to directors, executive officers and other key employees. The Company has also granted other non-qualified stock options to key employees and to each non-employee director. In all cases, the option price shall not be less than the fair market value of the common stock at the date of grant.

At December 31, 1998, there were 51,250 additional shares available for grant under the two incentive stock option plans, and 164,500 additional shares available for grant under the 1998 Omnibus Plan. The per share weighted-average fair value of stock options granted during 1998, 1997 and 1996 was $7.03, $6.26 and $6.29, respectively, on the date of the grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1998 - expected dividend yield of 0%, expected volatility of 32.3%, risk-free interest rate of 5.21%, and an expected life of 7 years; 1997 - expected dividend yield of 0%, expected volatility of 32.4%, risk-free interest rate of 5.62%, and an expected life of 7 years; 1996 - expected dividend yield of 0%, expected volatility of 31.6%, risk-free interest rate of 6.32%, and an expected life of 7 years.

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

                                                          1998         1997         1996
         -------------------------------------------------------------------------------------
         Net earnings:
              As reported                                 $737       $4,449       $2,056
              Pro forma                                    536        4,211        1,874
         Basic earnings per share:
              As reported                                 $.21       $ 1.30       $  .60
              Pro forma                                    .16         1.23          .55
         Diluted earnings per share:
              As reported                                 $.21       $ 1.28       $  .59
              Pro forma                                    .15         1.21          .54
         =====================================================================================



Pro forma net earnings reflect only options granted in 1998, 1997 and 1996. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995, is not considered.

A summary of the activity of the stock option plans follows (In thousands, except per share data):

                                                       Shares        Weighted average
                                                     subject to          per share
                                                       option          option price
         -------------------------------------------------------------------------------
         Balance, December 31, 1995                      286                $12.56
              Options granted                            177                 13.21
              Options exercised                          (10)                10.21
              Options expired                            (42)                11.44
         -------------------------------------------------------------------------------
         Balance, December 31, 1996                      411                $13.00
              Options granted                             72                 13.46
              Options exercised                          (17)                12.07
              Options expired                            (53)                12.20
         -------------------------------------------------------------------------------
         Balance, December 31, 1997                      413                $13.10
              Options granted                             84                 15.46
              Options exercised                          (15)                12.26
              Options expired                            (17)                14.27
         -------------------------------------------------------------------------------
         Balance, December 31, 1998                      465                $13.51
         ===============================================================================

At December 31, 1998, the range of exercise prices was $8.63 - $17.25, and weighted-average remaining contractual life of outstanding options was 7 years.

At December 31, 1998 and 1997, the number of options exercisable was 301,410 and 232,000, respectively, and the weighted-average exercise price of those options was $13.19 and $13.02, respectively.

The Company had adopted a shareholder rights plan declaring a dividend distribution of one Common Share Purchase Right for each outstanding share of the Company's common stock. Under the plan, shareholders of record on September 10, 1996, received one right for each common share held on that date. This distribution was not taxable to shareholders. The rights had a ten year life and could be exercised if a party acquired 15 percent or more of the Company's common stock, or announced a tender offer to do so, without the consent of the Company's Board of Directors. In April 1998, the Company adopted a resolution to terminate this shareholder rights plan. Each holder of a right was paid $.01 per right on May 8, 1998 in redemption of the rights, an aggregate amount of $34,457. The termination of this rights agreement had no impact on the number of shares of common stock outstanding.

In October 1998, the Company adopted a new shareholder rights plan declaring a dividend distribution of one Common Stock Purchase Right for each outstanding share of the Company's common stock to the shareholders of record on October 22, 1998. Each right entitles the holder to purchase from the Company one share of common stock for $45 if a party acquires 15 percent or more of the Company's common stock, or announces a tender offer to do so, without the consent of the Company's Board of Directors.

(13) EARNINGS PER SHARE

(In thousands, except per share data):

                                               Net earnings       Shares        Per share
         1998                                   (Numerator)    (Denominator)     amount
         -----------------------------------------------------------------------------------
         Basic earnings per share:
              Net earnings available to
                   common shareholders            $  737           3,450           $ .21
              Effect of dilutive securities
                   stock options                      --              40              --
         -----------------------------------------------------------------------------------
         Diluted earnings per share:
              Earnings available to common
                   stockholders and assumed
                   conversions                    $  737           3,490           $ .21
         ===================================================================================

         1997
         -----------------------------------------------------------------------------------
         Basic earnings per share:
              Net earnings available to
                   common shareholders            $4,449           3,435           $1.30
              Effect of dilutive securities
                   stock options                      --              48              --
         -----------------------------------------------------------------------------------
         Diluted earnings per share:
              Earnings available to common
                   stockholders and assumed
                   conversions                    $4,449           3,483           $1.28
         ===================================================================================


         1996
         -----------------------------------------------------------------------------------
         Basic earnings per share:
              Net earnings available to
                   common shareholders            $2,056           3,421         $   .60
              Effect of dilutive securities
                   stock options                      --              41              --
         -----------------------------------------------------------------------------------
         Diluted earnings per share:
              Earnings available to common
                   stockholders and assumed
                   conversions                    $2,056           3,462         $   .59
         ===================================================================================



Options to purchase 446,600, 50,600, and 61,500 shares of common stock were outstanding in 1998, 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of common shares.

(14) COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in litigation arising in its normal course of business. The Company does not believe that any existing claim or suit will have a material adverse effect on the business, financial condition or cash flows of the Company.

The operations of the Company and its predecessors are subject to Federal, state and local laws regulating the discharge of materials into the environment. The Company does not anticipate that any environmental matters currently known to the Company will result in any material liability.

At December 31, 1998, the Company was obligated under non-cancelable operating leases for real and personal property which are subject to certain renewal and purchase options. Non-cancelable operating leases in effect at December 31, 1998, require rental payments of $2.0 million, $1.8 million, $1.7 million, $1.5 million and $1.4 million for the years 1999 through 2003, respectively, and $4.7 million for years thereafter. Lease expense for all operating leases was $1.6 million, $1.9 million, and $2.3 million for 1998, 1997 and 1996, respectively.

(15) Segment Information
In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for reporting information about operating segments. The adoption of this statement in 1998 resulted in additional financial statement information reported on the basis used internally by management to evaluate performance and allocate resources. The Company did not make material changes to its previously reported segment groupings. In order for these allocations to be consistently applied to all periods presented, certain prior year amounts have been restated.

                                                       1998         1997*       1996
         --------------------------------------------------------------------------------
         Music and related                         $ 91,567     $107,492    $ 84,176
         Contract Electronics                        42,723       35,609      30,894
         Retail Financing                            10,361        8,627       7,107
         --------------------------------------------------------------------------------
              Sales and other revenue              $144,651     $151,728    $122,177
         ================================================================================

         Music and related                         $  4,269     $ 10,478    $  7,848
         Contract Electronics                            56        1,374       1,421
         Retail Financing                             6,584        4,720       3,636
         Corporate G&A & Other Unallocated           (6,884)      (7,043)     (6,933)
         --------------------------------------------------------------------------------
              Operating profit                     $  4,025     $  9,529    $  5,972
         ================================================================================

         Music and related                         $ 74,549     $ 53,096    $ 63,739
         Contract Electronics                        24,701       23,581      19,907
         Retail Financing                            31,502       32,206      22,486
         Corporate G&A                                6,498        5,477       5,932
         --------------------------------------------------------------------------------
              Identifiable assets                  $137,250     $114,360    $112,064
         ================================================================================

         Music and related                         $  1,618     $  2,230    $  1,309
         Contract Electronics                           762          721         451
         Retail Financing                                40           34          27
         Corporate G&A                                  467          436         417
         --------------------------------------------------------------------------------
              Depreciation & amortization          $  2,887     $  3,421    $  2,204
         ================================================================================

         Music and related                         $  7,764     $  3,705    $  1,044
         Contract Electronics                           175        1,132       1,852
         Retail Financing                                65           52          48
         Corporate G&A                                  371          107         658
         --------------------------------------------------------------------------------
              Capital additions                    $  8,375     $  4,996    $  3,602
         ================================================================================



*During 1997 the Company phased-out its consignment inventory program. This created a large, one-time increase in the Company's Music and related sales and operating profit. Sales and operating profit for Music and related would have been $92,826 and $9,086, respectively, without the effect of one-time phase-out of consignment.

The amounts reflected as "Sales and other revenue" in the above table are included in the "Net sales", "Income on the sale of installment receivables", and "Interest income on installment receivables" captions of the Consolidated Statements of Earnings.

The Music and related segment includes a broad range of acoustic and electronic instruments serving a broad consumer base. Keyboard instruments are sold through Company-owned retail stores, domestic wholesale dealers, factory direct sales and an international dealer network. In addition, this segment includes furniture and musical components produced on behalf of other manufacturers.

The Contract Electronics segment assembles printed circuit boards and electromechanical devices for original equipment manufacturers (OEMs) outside the music industry.

The Retail Financing segment provides point-of-sale consumer financing through keyboard instrument dealers located throughout the United States.

The Company uses the LIFO method of valuing Music and related products inventory and the FIFO method for Contract Electronics inventory.

(16) SUBSEQUENT EVENT

On January 6, 1999, the Company announced it would stop assembling grand pianos in its Conway, Arkansas, plant and consolidate all of its piano assembly operations in its Trumann, Arkansas, plant. The Company expects the consolidation to be completed by mid-1999. The Company expects to incur pre-tax expenses of approximately $1.5 million during 1999, primarily severance and other exit related costs. Additionally, fixed asset expenditures related to the consolidation are expected to approximate $0.5 million.

(17) QUARTERLY FINANCIAL DATA (UNAUDITED)

The sum of the quarter's earnings per share amounts may not add to full year earnings per share because each quarter is calculated independently. Quarterly financial data for the years ended December 31, 1998 and 1997 are as follows (in thousands, except per share data):

         1998                  First       Second        Third       Fourth         Year
         ===================================================================================
         Net sales           $31,687      $32,108      $34,277      $36,218     $134,290
         -----------------------------------------------------------------------------------
         Gross profit          5,314        5,413        5,393        4,200       20,320
         -----------------------------------------------------------------------------------
         Net earnings            370          172           93          102          737
         Basic earnings
         per share               .11          .05          .03          .03          .21
         -----------------------------------------------------------------------------------
         Diluted earnings
         per share               .11          .05          .03          .03          .21
         ===================================================================================



         1997                  First       Second        Third       Fourth         Year
         ===================================================================================
         Net sales           $27,309      $42,404      $33,915      $39,473     $143,101
         -----------------------------------------------------------------------------------
         Gross profit          4,776        8,153        7,376        7,744       28,049
         -----------------------------------------------------------------------------------
         Net earnings            246        1,642        1,059        1,502        4,449
         Basic earnings
         per share               .07          .48          .31          .44         1.30
         -----------------------------------------------------------------------------------
         Diluted earnings
         per share               .07          .47          .30          .42         1.28
         ===================================================================================

Baldwin Piano & Organ Company and Subsidiaries
FIVE-YEAR SUMMARY
(In thousands, except per share data)

Earnings Statement Data:
                                                                 1998         1997         1996         1995         1994
----------------------------------------------------------------------------------------------------------------------------
Net sales                                                    $134,290     $143,101     $115,070     $122,634     $122,347
Cost of goods sold                                            113,970      115,052       92,495       96,333       96,559
----------------------------------------------------------------------------------------------------------------------------
     Gross profit                                              20,320       28,049       22,575       26,301       25,788
Income on the sale of installment receivables                   8,671        7,378        5,811        4,946        4,828
Interest income on installment receivables                      1,690        1,249        1,296          906          735
Other operating income, net                                     1,267        2,304        3,476        4,010        4,482
----------------------------------------------------------------------------------------------------------------------------
     Gross profit and other operating revenue                  31,948       38,980       33,158       36,163       35,833
Selling, general and administrative                            27,923       29,451       27,186       27,755       33,173
----------------------------------------------------------------------------------------------------------------------------
     Operating profit                                           4,025        9,529        5,972        8,408        2,660
Interest expense                                                3,138        2,865        2,868        2,087        2,101
----------------------------------------------------------------------------------------------------------------------------
     Earnings before income taxes                                 887        6,664        3,104        6,321          559
----------------------------------------------------------------------------------------------------------------------------
Income taxes                                                      150        2,215        1,048        2,361          214
----------------------------------------------------------------------------------------------------------------------------
     Net earnings                                            $    737     $  4,449     $  2,056     $  3,960     $    345
============================================================================================================================
Basic earnings per share                                     $    .21     $   1.30     $    .60     $   1.16     $    .10
----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                   $    .21     $   1.28     $    .59     $   1.15     $    .10
============================================================================================================================

============================================================================================================================
Balance Sheet Data (at December 31):
                                                                 1998         1997         1996         1995         1994
----------------------------------------------------------------------------------------------------------------------------
Working capital                                              $ 53,609     $ 47,905     $ 31,462     $ 34,703     $ 35,759
----------------------------------------------------------------------------------------------------------------------------
Total assets                                                  137,250      114,360      112,064      101,429       97,460
----------------------------------------------------------------------------------------------------------------------------
Current portion of long-term debt                              11,380          900       30,901       17,646       16,746
----------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current portion                           42,817       27,650        3,350        4,250        5,000
Shareholders' equity                                           61,275       60,823       56,275       54,114       50,154
----------------------------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

1998 COMPARED TO 1997

1998 was a challenging year for Baldwin. The Music Division faced the unexpected fallout from the Asian financial crisis, resulting in a flood of low-priced Asian imports that hit the U.S. market. The Music Division launched a defensive spending program; however, sales and margins were lower on vertical pianos as a result. Contract Electronics achieved 20% sales growth; however, profits were unable to keep pace with topline growth. Increased customer demand triggered supply chain constraints and generated significant additional costs to meet on-time delivery commitments. Retail Financing was a key strength in 1998, fueled by a healthy U.S. economy which gave a strong lift to the keyboard category and Baldwin's aggressive defense plan on vertical pianos that reduced financing rates.

Net sales, excluding 1997's impact of $14.6 million related to the one-time phase-out of consignment, increased 5% to $134.3 million. Sales growth with existing Contract Electronics (CE) customers represents the majority of CE's 20% sales increase. Music's sales, 2% lower than 1997, were adversely impacted by significant price reductions on a surge of Asian imports. Baldwin offered significant incentives to defend its U.S. market leadership position of vertical pianos and, as a result, experienced only a 4% drop in vertical unit sales. Partially offsetting the decline in vertical piano sales, Baldwin realized a 17% increase in grand piano unit sales and a 74% unit increase in Baldwin's award winning auto player unit - ConcertMaster.

Net earnings for 1998, excluding 1997's impact of $0.9 million related to the one-time phase-out of consignment, was $0.7 million or $0.21 per share, down from $3.6 million or $1.05 per share. The Music Division's profits were primarily impacted ($0.53 per share lower) by costs incurred and incentives offered to defend its market leadership position from the flood of low priced Asian imports in the United States. Contract Electronics' profits were adversely impacted ($0.25 per share lower) by manufacturing and administrative inefficiencies caused by inadequate infrastructure to support the 20% growth in sales. Profits from Retail Financing operations increased 35% ($0.24 per share higher) because of lower interest rate costs and a 14% increase in its portfolio. Also, Retail Financing's profits were favorably impacted ($0.08 per share) by the effect of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". Based on expectations of portfolio growth, the Company believes that the impact on future period earnings as a result of SFAS No. 125 will be less than that experienced during 1998 and 1997.

The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. Because of the significant decline in inventories during 1997, earnings, excluding impact of consignment sales, were favorably impacted in the prior year by lower costs resulting from LIFO decrements ($0.28 per share lower) which did not recur in 1998. Further, the 1998 gross profit is $0.3 million (or $0.06 per share lower) lower than the amount that would have been reported had the first-in, first-out (FIFO) method been used.

All other changes in net earnings ($0.06 per share unfavorable) are primarily due to higher interest expenses.

1997 COMPARED TO 1996

During 1997, the Company phased out its consignment inventory program. Under the Company's historical consignment inventory program, Company pianos in the dealer's possession remained part of the Company's inventory until actually sold by the dealer. In 1997, the Company, in conjunction with a third party, provided a more attractive floor plan to its dealers to finance the dealers' purchase of products from the Company. As a result, most dealers opted out of the existing consignment program and the Company inventory in each of these dealers' possession was immediately sold to the dealers. This transfer of title was a sale to the dealer and created a large, one-time increase in Baldwin's sales.

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

Net earnings for 1997 more than doubled, to $4.4 million ($1.30 per share) compared to $2.1 million ($.60 per share) in 1995. Without the impact of discontinuing consignment sales and other events, net earnings for 1997 would have been $3.6 million ($1.05 per share). Previous year's net earnings were negatively impacted by strategic initiatives designed to enhance future competitiveness.

The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. The 1997 net earnings are $1.8 million greater than the amount that would have been reported had the first-in, first-out (FIFO) method been used. Of that amount, approximately $0.9 million was attributable to the phase-out of the Company's consignment inventory program.

Income on the sale of installment receivables increased $1.6 million from 1996, while interest income on installment receivables remained at the same level as in 1996. This increase is primarily the result of the effect of the required adoption of SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. SFAS 125 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Company has recorded a servicing asset of $2.8 million.

Prior to the fourth quarter of 1997, in the event of repossession of an instrument financed by the Company's wholly-owned subsidiary (Retail Financing), the dealer originally selling the instrument bore some risk of the bad debt loss, but had the right to sell the repossessed product. This dealer risk was borne in the form of a potential liability to the Company. This is referred to as recourse. In that fourth quarter, Retail Financing initiated a program of acquiring receivables without such recourse, and the Company began selling repossessed pianos through its own retail stores, primarily through a repossession center located in the Atlanta metropolitan area.

Other operating income decreased in 1997 by $1.2 million primarily due to lower floor plan income resulting from the phase-out of the consignment inventory program.

Selling, general and administrative expenses increased by $2.3 million from 1996. Of that amount approximately $0.9 million was attributable to one-time items, and $1.4 million relates to higher advertising and promotional spending, increased investor relations activity and acquisition related matters.

INFLATION, OPERATIONS AND INTEREST RATES

The impact of inflation on manufacturing and operating costs can affect the Company's results. However, the Company has generally been able to offset the impact of higher employment costs per hour and higher raw material unit costs by increases in sales prices. During 1998, this was not the case for vertical piano selling prices.

The operations of the Company and its predecessors are subject to Federal, state and local laws regulating the discharge of materials into the environment. The Company does not anticipate that any environmental matters currently known to the Company will result in any material liability.

The Company and its subsidiaries' operating results are sensitive to changes in interest rates primarily because of fixed interest rates on its Retail Financing installment receivables contracts and the floating interest rates on a substantial portion of the Company's indebtedness. Additionally, the buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision.

The Company can partially offset the effect of interest rate changes by increasing interest rates on its new installment receivable contracts. In November 1997 and December 1998 the Company entered into two-year interest rate cap agreements in order to reduce the potential impact of increases in interest rates on $20 million and $44 million, respectively, of floating-rate long-term debt. These two agreements entitle the company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. Further, in mid-March 1999, the Company made arrangements to replace the swap agreement with a counter party for a two-year "no-cost collar" of $32 million which has a floor at the mid-March Commercial Paper rate and a ceiling of 108 basis points higher. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate caps, but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparty will be able to fully satisfy its obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of the counterparty.

The annual rate of interest under the Company's revolving Credit Facility is equal to 1.5 percentage points above LIBOR, or under certain specified circumstances, 0.5 percentage points per annum above the Prime Rate.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1998, the Company had outstanding indebtedness of $54.2 million. The Company considers that indebtedness of $22.6 million supports the retained portion of Retail Financing's portfolio and the remaining indebtedness of $31.6 million supports the $134 million operations of Music and Contract Electronics. Also, at December 31, 1998, the Company had significant investment in inventories, some of which were intentional to minimize impact on delivery to customers as the Company closes its grand assembly operation in Conway, Arkansas, and moves to a new piano plate supplier. These inventories approximated $6.0 million and the Company has plans to reduce these inventories by middle of 1999. Further, the Company has plans to re-engineer its inventory management systems and expects positive cash flow results from this effort as well in 1999. The Company believes that cash flow will be sufficient to support operations based on cash provided from operations, available borrowings and inventory reductions.

On October 16, 1997, the Company replaced its short-term $50 million revolving line of credit with a long-term, secured $40 million revolving Credit Facility expiring on October 1, 2000; however, the Company can terminate the agreement at any time with sixty days' notice. Under the Credit Facility, the lenders have made available a line of credit based upon certain percentages of the carrying value of the Company's inventories and accounts receivable. The annual rate of interest under the Credit Facility is equal to 1.5 percentage points above LIBOR, or under certain specified circumstances, 0.5 percentage points per annum above the Prime Rate. At December 31, 1998, the rate under the Credit Facility was 6.9% and the Company had approximately $2.8 million of additional borrowing available under this Credit Facility.

The Company's debt agreements contain covenants that require the Company to maintain certain financial ratios and tangible net worth within defined amounts.

In October 1997, the Company's finance subsidiary (Retail Financing) amended its agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $150 million. Certain installment receivables are not eligible for sale and are retained by Retail Financing. Retail Financing continues to service all installment receivables sold. At the time of each installment receivable sale, Retail Financing receives cash equal to the unpaid principal balance of the contracts, less a purchase discount applied to the principal balance of the contracts sold. The purchase discount is adjusted at each receivable sale using the loss experience and effective yield of the portfolio.

The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the duration of the contracts, the difference between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating interest rate provisions is remitted to Retail Financing as a service fee.

Proceeds from the sale of installment receivables amounted to $96.9 million for 1998, $74.4 million for 1997, and $66.5 million for 1996. This increase in 1998 compared with 1997 is largely the result of an increase in the volume of new installment contracts written at traditional keyboard dealers and at the Company's retail stores.

Under the sale agreements, Retail Financing is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectible. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related purchase discount. Retail Financing is responsible for all credit losses associated with the sold receivables. Retail Financing remains contingently liable on approximately $107.7 million of installment receivables sold. The Company believes an adequate allowance has been provided for any uncollectible receivables.

Capital expenditures amounted to $8.4 million, $5.0 million and $3.6 million for 1998, 1997 and 1996, respectively. As of December 31, 1998, the Company had less than $0.5 million in outstanding capital commitments. The Company expects 1999 capital expenditures to be less than depreciation expense.

MARKET RISK

The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed is interest rates on debt and fixed rate installment receivables and the commodity price of wood used in the manufacturing process.

At December 31, 1998, the carrying value and estimated fair value of Company's debt totaled $54.2 million. All of the Company's debt at December 31, 1998, was at variable interest rates. For such floating rate debt, interest rate changes generally do not affect the fair market value but do impact earnings and cash flows, assuming other factors are held constant. Holding other variables constant (such as foreign exchange rates and debt levels), the earnings and cash flows impact for the next year resulting from a one percentage point increase in interest rates on variable rate debt would be approximately $0.5 million. The Company has limited its risk related to interest rate changes by purchasing certain interest rate caps and collars discussed above under "Inflation, Operations and Interest Rates".

The Company is subject to market risk with respect to certain commodities, principally wood prices, because the ability to recover increased costs through higher pricing may be limited by the competitive environment in which the Company operates. The Company does not use futures contracts to hedge anticipated purchases of wood used in the manufacturing and assembly of piano cases.

YEAR 2000

The Year 2000 problem is a result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which would result in miscalculations or system failures.

The Company's major computer systems consist of third-party software. The conclusion of the Company's research is that the latest existing releases of this software contain the necessary changes to correct any significant Year 2000 problems. As a matter of ongoing policy, in order to assure continuing contractual vendor support, the Company promptly installs and implements new releases of third-party software. To date, the Company has implemented third-party releases that it believes are Year 2000 compliant for 90% of its software. The Company has spent approximately $0.5 million on these releases during 1998, which amounts were planned expenditures irrespective of any Year 2000 issues. The remaining 10% of new third party releases will be installed during the first half of 1999 at an anticipated cost of approximately $0.1 million, which expenditures would have been incurred by the Company irrespective of any Year 2000 issues. The Company has tested and has further plans to test its software for compliance. Costs of addressing potential problems have not and are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods.

The Company's compliance plan includes review of Year 2000 readiness of its major manufacturing equipment, products, suppliers, and customers. The Company has no Electronic Data Interchange (EDI) interfaces with either its customers or vendors. To date, the Company has not discovered any significant Year 2000 issues in these areas and does not anticipate any significant problems.

Therefore, the Company has not developed specific contingency plans in preparation for the year 2000. As the Company continues to evaluate and test its readiness for the year 2000, the Company will assess whether there are any specific areas where a contingency plan could help alleviate possible adverse effects from the year 2000. If so, the Company will develop contingency plans in those areas prior to the end of 1999. Accordingly, the Company plans to devote the necessary resources to resolve all significant Year 2000 issues in a timely manner.

The most likely Year 2000 problems that the Company may face appear to arise from the possible noncompliance of third parties. Possible difficulties could arise in receiving materials from suppliers or from failures in the operations of the Company's electronic contracting customers. In addition, in the event that the Year 2000 would cause widespread loss of power or other utilities in areas where the Company, its suppliers or customers operate, the Company's business and operations could be disrupted. Such events could have a material adverse impact on the Company.

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, without limitations, the Company's beliefs about trends in the Company's industries, and its views about the long-term future of these industries and the Company. The following factors, among others, could cause the Company's financial performance to differ materially from that expressed in such statements: (i) changes in consumer preferences resulting in a decline in the demand for pianos, (ii) the inability to reduce SG&A expenses as expected, (iii) an increase in the price of raw materials, (iv) political and/or economic instability in foreign countries where the Company has operations or has suppliers who supply the Company, (v) an unexpected increase in interest rates, (vi) a shift in strength of the overall U.S. economy thereby possibly reducing durable goods purchases, and, (vii) failure to remedy in a timely manner any Year 2000 issues that might arise.

SHAREHOLDER INFORMATION

HOME OFFICE
--------------------------------------------------------------------------------
4680 Parkway Drive, Mason, Ohio 45040   (513) 754-4500
e-mail: baldwin@bpao.com  web sites: www.baldwinpiano.com & www.pianovelle.com


MANUFACTURING LOCATIONS
--------------------------------------------------------------------------------
Conway, Fayetteville and Trumann, Arkansas; Greenwood, Mississippi;
Juarez, Mexico

RETAIL LOCATIONS
--------------------------------------------------------------------------------
Company Owned Outlets: Atlanta, Georgia; Cincinnati, Ohio; Indianapolis and Fort Wayne, Indiana; Louisville and Lexington, Kentucky
Independent Keyboard Dealers (375)

REGISTRAR AND TRANSFER AGENT
--------------------------------------------------------------------------------
The Provident Bank, One East Fourth Street, Cincinnati, Ohio 45202

AUDITORS
--------------------------------------------------------------------------------
Deloitte & Touche LLP, Cincinnati, Ohio

SECURITIES MARKET
--------------------------------------------------------------------------------
The Nasdaq National Market; Symbol: BPAO

FORM 10-K
--------------------------------------------------------------------------------
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available to shareholders by writing to Corporate Secretary, Baldwin Piano & Organ Company, 4680 Parkway Drive, Mason, Ohio 45040.

MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------
The Company's common stock is listed on the Nasdaq National Market under the symbol BPAO. As of March 19, 1999, the number of outstanding shares of the Company's common stock was 3,452,826 and the approximate number of record holders of such shares was 109. The Company has paid no dividends since its inception and intends to continue its policy of retaining earnings to finance future growth.


                                      1998                  1997
                              ------------------     -------------------
Common Stock Price Range        High       Low          High     Low
------------------------------------------------------------------------
First Quarter                 $17        $15 1/2     $14         $11 1/2
Second Quarter                 16 7/8     14 7/8      14 1/2      12 3/4
Third Quarter                  15 3/4     10 3/4      18          13 1/4
Fourth Quarter                 11 3/4      8 1/2      19 15/16    15 5/8
