Form 10-K/A, Exhibit 13
period 1998-12-31
BALDWIN PIANO & ORGAN CO /DE/
filed 1999-05-26
CIK 797315

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



Deloitte & Touche LLP


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
==============================================================================================

Liabilities and Shareholders' Equity
----------------------------------------------------------------------------------------------
Current liabilities:
     Accounts payable                                               $ 11,582        $ 10,812
     Current portion of long-term debt                                11,380             900
     Income taxes payable                                                452             575
     Accrued liabilities                                               5,766           7,221
----------------------------------------------------------------------------------------------
         Total current liabilities                                    29,180          19,508
----------------------------------------------------------------------------------------------
Long-term debt, less current portion                                  42,817          27,650
Deferred income taxes                                                     --             237
Other liabilities                                                      3,978           6,142
----------------------------------------------------------------------------------------------
         Total liabilities                                            75,975          53,537
----------------------------------------------------------------------------------------------
Shareholders' equity:
     Common stock (4,220,694 issued shares in 1998 and
         4,205,094 issued shares in 1997)                                 42              42
     Additional paid-in capital                                       12,603          12,381
     Accumulated other comprehensive income (loss)                      (394)             --
     Retained earnings                                                55,520          54,783
     Less cost of treasury shares (767,868 shares in 1998 and
         760,380 shares in 1997)                                      (6,496)         (6,383)
----------------------------------------------------------------------------------------------
         Total shareholders' equity                                   61,275          60,823
----------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                 $137,250        $114,360
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
