Form 10-K, Exhibit 13
period 1999-12-31
BALDWIN PIANO & ORGAN CO /DE/
filed 2000-03-30
CIK 797315

                                                                    Exhibit 13.1

ABOUT THE COVER

Baldwin Artist Series grand piano models now feature a variety of enhancements which positively impact tonal characteristics, touch response, aesthetic qualities and structural attributes. A few examples include piano plates made with virgin iron ore; one-piece, continuously bent rims constructed entirely of maple; and enhanced keys and action components. The improvements combined represent the most substantial changes to the popular grand line in more than two decades.

                          Baldwin Piano & Organ Company
                               1999 Annual Report
              4680 Parkway Drive, Mason, Ohio 45040 (513) 754-4500
 e-mail: baldwin@bpao.com web sites: www.baldwinpiano.com & www.pianovelle.com

BALDWIN HIGHLIGHTS
($ millions except per share)                       1999        1998       1997
--------------------------------------------------------------------------------
Net Sales                                       $  124.3    $  134.3   $  128.5*
Net Earnings (loss)                                 (7.7)        0.7        3.6*
Basic Earnings (loss) Per Share                    (2.24)        .21       1.05*
Working Capital                                     52.5        53.6       47.9
Shareholders' Equity                                53.7        61.3       60.8
--------------------------------------------------------------------------------

MUSIC PRODUCTS
PRODUCTS: Grand pianos, vertical pianos, computerized auto-player piano systems and digital pianos.
BRAND NAMES:          Baldwin(R), Chickering(R) and Wurlitzer(R) acoustic
                      pianos. ConcertMaster(TM) computerized player piano
                      systems. Baldwin Pianovelle(TM) digital keyboards.
MARKETS:              North America, Asia, South America and Europe.
ANNUAL SALES:         $ 79.3 million.
DISTRIBUTION NETWORK: 375 independent dealers and 15 Company-owned stores.
PLANT SITES:          Greenwood,  Mississippi  (piano  cases  and  wood
                      components). Trumann, Arkansas (grand & vertical
                      pianos). Conway, Arkansas (polyester finishing). Juarez,
                      Mexico (keys and actions).
CONTRACT ELECTRONICS
PRODUCTS:             Printed circuit board assemblies, design, engineering,
                      testing, electro-mechanical and mechanical assemblies,
                      post-production repair and order fulfillment.
MARKETS:              Original Equipment Manufacturers in the United States.
ANNUAL SALES:         $ 45.0 million.
DISTRIBUTION NETWORK: Independent sales representatives.
PLANT SITES:           Fayetteville, Arkansas.
RETAIL FINANCING
PRODUCTS:             Point-of-sale consumer financing for new and used
                      pianos, and special promotion programs. Piano leasing
                      programs.
MARKETS:              United States.
ANNUAL REVENUE:       $ 9.1 million.
DISTRIBUTION NETWORK: More than 500 dealers.
LOCATION:             Mason, Ohio.
Retail Financing was acquired by Deutsche Financial Services in March, 2000.

(*)During 1997, the phase-out of the Company's consignment inventory program and other one-time events added $14.6 million to sales, $0.9 million to net earnings and $0.25 to earnings per share. Amounts above exclude these items. Total 1997 sales, net earnings and basic earnings per share were $143.1 million, $4.4 million and $1.30, respectively.

            [BAR GRAPH]

             NET SALES

 1995   1996   1997    1998   1999
$122.6 $115.1 $128.5* $134.3 $124.3
             (millions)

            [BAR GRAPH]

        EARNINGS PER SHARE

 1995   1996   1997    1998   1999
$1.16  $0.60  $1.05*  $0.21  $(2.24)
              (dollars)

            [BAR GRAPH]

       BOOK VALUE PER SHARE

 1995   1996   1997   1998   1999
$15.85 $16.45 $17.66 $17.75  $15.54
              (dollars)


            [BAR GRAPH]

            MUSIC SALES

 1995   1996   1997   1998   1999
$79.9  $79.8  $91.0*  $89.5  $79.3
             (millions)

            [BAR GRAPH]

CONTRACT ELECTRONICS SALES

 1995   1996   1997    1998   1999
$30.7  $30.9  $35.7   $42.7  $45.0
             (millions)

TO OUR SHAREHOLDERS
     The year 1999 was one of repeated challenges. The Asian financial crisis triggered an enormous flood of low-priced Asian piano imports into the United States in 1998. But for Baldwin, the full impact of the crisis was not truly felt until 1999, when many of our dealers began the year with large overstocks of both Baldwin and Asian pianos. This seriously disrupted our traditional reorder cycle, resulting in sharply lower Music Division sales, a situation that dragged on well into the second half of 1999.
     The dramatic cutbacks in production needed to compensate for the inventory buildup sharply increased unabsorbed manufacturing overhead, which, together with lower music sales, were the key contributors to Baldwin's losses in 1999.
     Company-wide, net sales from operations were $124 million, down from $134 million in 1998. Net losses were $7.7 million, or $2.24 per share, down from net income of $737,000 or 21 cents per share, in 1998.
     Baldwin took several decisive steps in 1999 to advance its strategic plan and mitigate the anticipated profit shortfall.
     Early in 1999, we consolidated all grand piano assembly operations at the Company's plant in Trumann, Arkansas, while phasing out these operations at our Conway, Arkansas, facility. The consolidation was made possible by the 1997 introduction of synchronous manufacturing techniques at our facilities. This produced a dramatic reduction in floor space at our Trumann plant, providing ample room for additional assembly operations and enabling Baldwin to realize annualized savings of $2 million.
     Following several years of careful development and capital investment, the Company brought on line a new supply source for the iron plates that are critical to the manufacture of pianos. These new, sand-cast plates not only offer advantages in terms of cost, quality, and reliability, but their performance and appearance are superior to the plates they replaced. The new plates, a major element in our upgraded Baldwin Artist Grand, were formally introduced to enthusiastic dealers at the industry's biggest U.S. trade show in February 2000.
     Earlier, in September, Baldwin announced the sale of its Juarez, Mexico, facility, recording a one-time gain of $3.6 million. Here too, synchronous manufacturing techniques allowed us to reduce required floor space by one-half without any reduction in normal production levels. The sale of this under-utilized plant, replaced by a far smaller, leased facility in Juarez, will reduce manufacturing overhead costs and improve overall asset utilization.
     In December, Baldwin announced the sale of its two wholly owned retail financing units - Keyboard Acceptance Corporation and Signature Leasing Company
- to Deutsche Financial Services (DFS). DFS, a financially strong strategic buyer with extensive experience in the piano industry, is well positioned to maintain the long-term dealer relationships and high levels of quality service that Baldwin dealers have come to expect. Shareholders also stand to benefit from the deleveraging of our remaining businesses.
     All of these important changes reinforce our key objective: focus on Baldwin's core business of making and selling fine pianos -- competitively and profitably. The elimination of plant floor space and overhead; superior asset utilization; more competitively priced materials; and a deleveraging of our balance sheet will all position Baldwin for profit improvement in 2000.
     Operating results for Baldwin's core businesses in 1999 were, nonetheless, disappointing:
     Music Division sales were off 12% in 1999, due largely to overstocked trade and Baldwin inventories from 1998. Overall consumer demand, however, remained strong. For Baldwin, the final quarter of 1999 saw a marked pickup in sales, enabling the Company to begin

                 Baldwin Piano & Organ Company 1999 Annual Report the new millennium with strong back orders for its products. Baldwin's new polyester finish, in particular, was especially well received by dealers and customers, with sizeable back orders reflecting pent-up demand for the new finish.
     We anticipate a return to stability in 2000. Inventories will be back in line and the benefits associated with consolidation and the new process start-ups in polyester finishing and piano plates will contribute to improved performance. The demand for pianos remains solid, and will likely continue to be strong as long as the U.S. economy remains healthy and interest rates stay at reasonable levels.
     To help boost top-line growth, Baldwin will introduce a number of innovative products in the first half of 2000. These will include notably improved models in our popular Artist Grand piano line, a new line of digital pianos, and a lower-cost alternative to our top-of-the-line ConcertMaster electronic player system. All are expected to positively impact top-line growth. In contrast to 1999, when we had to sharply reduce output and trim inventories, production levels will once again track orders and improve overhead absorption, addressing the two factors at the heart of this year's weak performance.
     Contract Electronics sales rose 5% in 1999, reflecting continued demand from new and existing customers. Profits, however, did not materialize as planned. Significant organizational expenses were incurred as revamping our supply chain management system, streamlining shop-floor processes, reorganizing for a team-based alignment with key customers, and introducing tighter inventory controls all took longer than anticipated to execute.
     Nonetheless, with much of the heavy lifting now behind us, we enter 2000 with renewed optimism. Our Contract Electronics business is leaner; product pricing and cost have been improved for higher margins. The outlook is for strong demand. Our primary focus in 2000 is a return to profitability.
     Retail Financing, Baldwin's point-of-sale consumer financing segment, turned in a solid performance in 1999, though not as strong as in 1998. Without a repeat of 1998's heavy promotional spending, the growth in new dollar volume and new contracts was lower than in 1998. Margins for this business, under greater pressure because of interest rate hikes, were narrower than a year earlier. One important goal that Retail Financing did achieve in 1999 was a sharp reduction in overall account delinquency.
     Baldwin came through another tough year in 1999. I believe we weathered this difficult year as well as circumstances would allow and have emerged a stronger more competitive company. In 2000, the required pace of change will slow, as we begin to see additional benefits from last year's many changes. While there is still much work ahead of us, the outlook for Baldwin Piano & Organ has improved considerably, and we look forward to rewarding the patient support of our loyal shareholders.

/s/ Karen L. Hendricks
Karen L. Hendricks
Chairman, Chief Executive Officer and President

                 Baldwin Piano & Organ Company 1999 Annual Report

MUSIC PRODUCTS DIVISION
     Results for Baldwin's Music Products Division were disappointing in 1999. With import-driven trade and warehouse inventories as much as 40% above normal levels going into the year, sales to our dealers were down across almost every one of the Company's product lines. Overall piano industry sales to consumers, however, remained strong throughout the year. Once overstocked inventories are depleted, our dealer sales should return to normal. This was the experience of the second half of 1999.

     Advancing Baldwin's strategic plan in 1999 produced enormous changes in the Company's music division: grand piano assembly start-up in our Trumann, Arkansas plant necessitated a 34% increase in the workforce there;
certification of new plates for every piano size was required; increased output and finish qualification in the new polyester plant; and the sale of the Juarez facility, which required a focused effort to locate and build out a newly leased facility.
     Despite a multitude of operational demands, product innovation continued at a rapid pace in 1999, which will result in the introduction of several important product upgrades in early 2000. Baldwin's flagship piano, the Artist Grand, received several significant performance improvements along with an attractive facelift.
     Baldwin's award-winning ConcertMaster computerized player system welcomed a new family member, ConcertMaster CD. This value-priced version of the popular ConcertMaster player system retains many of the original's most popular features. But, unlike ConcertMaster, which is offered only on Baldwin branded pianos, ConcertMaster CD can be installed in the many millions of cherished pianos already found in American homes.
     Baldwin also introduced a full line of Pianovelle digital pianos in two distinct series. The RP (Real Piano) Series features realistic acoustic piano tone and touch while this year's PS (Pattern Series) digitals offer on-board sequencing, a new vocal harmonizer and nearly twice as many fully orchestrated rhythm patterns as the Company's earlier models. The new digital pianos were enthusiastically received by Baldwin dealers at February's NAMM (National Association of Music Merchants) Trade Show.
     Now that many of the Asian economies have begun to improve and Asian currencies are regaining their value against the dollar, the U.S. piano marketplace has become less volatile. Baldwin believes the outlook for the industry is good, supported by a healthy U.S. economy, reasonable interest rates, and the popularity of computerized/high tech player systems.

CONTRACT ELECTRONICS DIVISION

     Sales for Baldwin's Contract Electronics Division (CE) in 1999 grew 5% to $44.9 million. Results reflected consistent demand from existing customers and management's desire to moderate growth and allow the division to revamp its infrastructure, with the goal of returning to profitability in the year 2000.
     In 1999, one of the key organizational changes was a strengthening of the production planning department that schedules customer demand and manages available manufacturing capacity. The engineering department was reorganized to apply greater focus to such key areas as design, testing and process control.
     The production department increased the number of shifts to improve responsiveness and to reduce overtime costs. Coupled with other organizational and key personnel changes in purchasing, CE was able to reduce its total inventory by $3 million in 1999.
     In September, CE completed the first phase of its synchronous manufacturing project, which yielded several significant benefits. The project cut the distance that products travel during manufacturing, which freed up floor

                 Baldwin Piano & Organ Company 1999 Annual Report space, eliminated the cost of non-productive move time and reduced potential problems associated with excessive handling. In addition, changing critical in-circuit testing from a stand-alone batch operation to an in-line manufacturing process improved real-time feedback on product quality, reduced manufacturing errors and decreased rework costs.
     In the second quarter, CE initiated a comprehensive cost containment program that will continue to improve margins. Every cost was thoroughly examined and lower cost alternatives were used, where appropriate. Personnel costs were reduced through a combination of redeployment, attrition and job elimination.
     CE is now prepared to return to meaningful profitability in 2000. Strategically, Baldwin will continue to avoid the commodity-driven electronics market in favor of serving the higher margin contract manufacturing needs of the industrial, instrument and consumer products market segments. While demand from new and existing customers remains strong, management will continue to pursue a strategy of controlled growth in the 5% range. Once the changes initiated in 1999 have demonstrated sustained improvement, it will provide a stable platform for growth and improved performance in the future.

RETAIL FINANCING DIVISION

     Facing the growing capital needs of its Retail Financing Division, consisting of Keyboard Acceptance Corporation (KAC) and Signature Leasing Company (SLC), Baldwin decided to seek a buyer for these units in July 1999. In addition to providing KAC and SLC greater access to growth capital, a sale would sharply reduce Baldwin's debt and allow management to focus greater financial resources on the Company's core music and contract electronics businesses. After extensive discussions with several potential buyers, Baldwin reached an agreement to sell KAC and SLC to Deutsche Financial Services (DFS) for $35 million. The transaction closed in March 2000.
     Growth flattened for Baldwin's Retail Financing Division in 1999. In the absence of 1998's heavy defensive spending, in the form of lower financing rates, new dollar volume and new contracts were lower than in 1998. Nevertheless, KAC added a substantial number of new dealers in 1999, expanding its enrolled dealer base by nearly 20%. KAC and SLC now have active relationships with approximately one-half of all keyboard dealers in the industry.
     The Division also achieved a major improvement in portfolio quality during 1999. By virtually every measure, delinquencies, gross charge-offs and net losses all improved dramatically, reaching the lowest levels in several years. The Company's National Piano Repossession Center in Atlanta, Georgia has also been a significant factor in loss management. The Center's ability to facilitate the resale of repossessed instruments avoids potentially contentious price negotiations with dealers, allowing Baldwin to preserve these valuable relationships.
     Rising interest rates in 1999 put considerable pressure on financing margins. Industry retail rates, however, moved very little as competitive lenders sought to preserve market share. This strategy has its limitations and a general increase in retail rates is expected in 2000. KAC and SLC, of course, have never competed on price alone. Both have well deserved reputations for superior service and adhering to reasonable, consistent policies, hallmarks that are unlikely to change under DFS's management.

                 Baldwin Piano & Organ Company 1999 Annual Report

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES

Directors
---------

KAREN L. HENDRICKS
Chairman, Chief Executive Officer and President
Baldwin Piano & Organ Company

GEORGE E. CASTRUCCI
Management Consultant, Former Chairman & Chief
Executive Officer of Great American Broadcasting Company

WILLIAM B. CONNELL
Lead Director of Baldwin Piano & Organ Company
Chairman of EDB Holdings, Inc.

HERBERT A. DENTON
President, Providence Capital, Inc.

JOHN H. GUTFREUND
President of Gutfreund & Company, Inc.
Retired Chairman and Chief Executive Officer of
Salomon Brothers, Inc.

JOSEPH H. HEAD, JR.
Chairman of Atkins & Pearce, Inc.

ROGER L. HOWE
Retired Chairman of U.S. Precision Lens, Inc.

EXECUTIVE OFFICERS
------------------

KAREN L. HENDRICKS
Chairman, Chief Executive Officer and President

DUANE D. KIMBLE
Executive Vice President, Chief Financial Officer and
Corporate Secretary

DANIEL B. BAKER
Senior Vice President, Music Sales

PERRY H. SCHWARTZ
Senior Vice President and Treasurer

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
BALDWIN PIANO & ORGAN COMPANY:

We have audited the accompanying consolidated balance sheets of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of the Company for the year ended December 31, 1997 were audited by other auditors whose report, dated February 23, 1998, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1999 and 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baldwin Piano & Organ Company and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Cincinnati, Ohio
March 13, 2000

                 Baldwin Piano & Organ Company 1999 Annual Report

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
Consolidated Statements of Earnings
Years ended December 31, 1999, 1998 and 1997 (In thousands, except earnings per share)

                                                                     1999         1998         1997
---------------------------------------------------------------------------------------------------
Net sales                                                       $ 124,289    $ 134,290    $ 143,101
Cost of goods sold                                                120,902      113,970      115,052
---------------------------------------------------------------------------------------------------
       Gross profit                                                 3,387       20,320       28,049
Other operating income, net                                         6,896        1,369        2,017
---------------------------------------------------------------------------------------------------
                                                                   10,283       21,689       30,066
Selling, general and administrative                                23,586       24,248       25,257
---------------------------------------------------------------------------------------------------
       Operating profit(loss)                                     (13,303)      (2,559)       4,809
Interest expense                                                    3,519        2,005        1,848
---------------------------------------------------------------------------------------------------
       Earnings (loss) from continuing operations
       before income taxes                                        (16,822)      (4,564)       2,961
Income tax expense (benefit)                                       (7,221)      (1,839)         852
---------------------------------------------------------------------------------------------------
       Net earnings (loss) from continuing operations              (9,601)      (2,725)       2,109
Discontinued Operations:
       Income from operations of Retail Financing to be
       Disposed of (net of income taxes of $1,108 in 1999,
       $1,989 in 1998 and $1,363 in 1997)                           1,858        3,462        2,340
---------------------------------------------------------------------------------------------------
Net earnings (loss)                                             $  (7,743)   $     737    $   4,449
===================================================================================================
Basic earnings (loss) per share
Earnings (loss) from continuing operations                      $   (2.78)   $    (.79)   $     .62
Earnings from discontinued operations                                 .54         1.00          .68
                                                                ---------    ---------    ---------
                                                                $   (2.24)   $     .21    $    1.30
---------------------------------------------------------------------------------------------------
Weighted average number of common shares                            3,455        3,450        3,455
---------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share
Earnings (loss) from continuing operations                      $   (2.78)   $    (.79)   $     .61
Earnings from discontinued operations                                 .54         1.00          .67
                                                                ---------    ---------    ---------
                                                                $   (2.24)   $     .21    $    1.28
---------------------------------------------------------------------------------------------------
Weighted average number of common and
     common equivalent shares                                       3,455        3,490        3,483
===================================================================================================
See accompanying Notes to Consolidated Financial Statements

                 Baldwin Piano & Organ Company 1999 Annual Report

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
Consolidated Statements of Shareholders' Equity
Years ended December 31, 1999, 1998 and 1997 (In thousands)

                                                                       Accumulated other
                                      Common     Additional    Retained  comprehensive   Cost of
                                      stock   paid-in capital  earnings  income (loss)  treasury shares  Total
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996           $     42    $ 12,106    $ 50,334    $   --             $ (6,207)   $ 56,275
   Proceeds from exercise of
     stock options, net of
     treasury stock acquired             --           210        --          --                 (176)         34
   Stock grants issued                   --            65        --          --                 --            65
   Net earnings                          --          --         4,449        --                 --         4,449
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                 42      12,381      54,783        --               (6,383)     60,823
   Proceeds from exercise of
     stock options, net of
     treasury stock acquired             --           191        --          --                 (113)         78
   Stock grants issued                   --            65        --          --                 --            65
   Stock rights purchased                --           (34)       --          --                 --           (34)
   Comprehensive income:
   Net earnings                          --          --           737        --                 --           737
   Foreign currency
        translation adjustment           --          --          --          (394)              --          (394)
-----------------------------------------------------------------------------------------------------------------
Total Comprehensive Income                                                                                   343
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                 42      12,603      55,520        (394)            (6,496)     61,275
   Stock grants issued                   --            32        --          --                 --            32
   Comprehensive income (loss):
   Net loss                              --          --        (7,743)       --                 --        (7,743)
   Foreign currency
     translation adjustment              --          --          --           124               --           124
-----------------------------------------------------------------------------------------------------------------
Total Comprehensive Income (loss)                                                                         (7,619)
-----------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999           $     42    $ 12,635    $ 47,777    $   (270)          $ (6,496)   $ 53,688
=================================================================================================================
See accompanying Notes to Consolidated Financial Statements


                 Baldwin Piano & Organ Company 1999 Annual Report

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 1999 and 1998 (In thousands)

Assets                                                                       1999                1998
-----------------------------------------------------------------------------------------------------
Current assets:
    Cash                                                                $   1,705           $    --
    Receivables, net                                                       11,703              14,280
    Installment receivables retained                                        5,344               7,031
    Inventories                                                            38,786              51,089
    Deferred income taxes                                                   9,838               2,347
    Other current assets                                                    2,974               1,066
    Net assets of discontinued operations                                  21,748              21,642
-----------------------------------------------------------------------------------------------------
       Total current assets                                                92,098              97,455
-----------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                         20,985              22,724
Deferred income taxes                                                         874               1,089
Other assets                                                               14,035              13,664
-----------------------------------------------------------------------------------------------------
       Total assets                                                     $ 127,992           $ 134,932
=====================================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
    Accounts payable                                                    $  21,541           $  11,648
    Current portion of long-term debt                                      12,765              11,380
    Income taxes payable                                                    1,855                 452
    Accrued liabilities                                                     3,393               4,295
-----------------------------------------------------------------------------------------------------
       Total current liabilities                                           39,554              27,775
-----------------------------------------------------------------------------------------------------
Long-term debt, less current portion                                       32,582              42,817
Other liabilities                                                           2,168               3,065
-----------------------------------------------------------------------------------------------------
       Total liabilities                                                $  74,304           $  73,657
-----------------------------------------------------------------------------------------------------
Shareholders' equity:
    Common stock (4,220,694 issued shares in 1999 and 1998)                    42                  42
    Additional paid-in capital                                             12,635              12,603
    Accumulated other comprehensive income (loss)                            (270)               (394)
    Retained earnings                                                      47,777              55,520
    Less cost of treasury shares (767,868 shares in 1999 and in 1998)      (6,496)             (6,496)
-----------------------------------------------------------------------------------------------------
       Total shareholders' equity                                          53,688              61,275
=====================================================================================================
       Total liabilities and shareholders' equity                       $ 127,992           $ 134,932
=====================================================================================================
See accompanying Notes to Consolidated Financial Statements


                Baldwin Piano & Organ Company 1999 Annual Report

BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 31, 1999, 1998 and 1997 (In thousands)

Increase (Decrease) in Cash                                          1999        1998        1997
-------------------------------------------------------------------------------------------------
Cash flows from continuing operating activities:
    Net earnings (loss) from continuing operations               $ (9,601)   $ (2,725)   $  2,109
    Adjustments to reconcile net earnings (loss) to net cash
       provided by (used in) operating activities:
           Depreciation and amortization                            3,216       2,887       3,421
           Gain on sale of assets                                  (5,917)       (128)       --
           Provision for doubtful accounts                            192        (313)     (2,208)
           Deferred income taxes                                   (7,276)     (2,020)      1,388
           Change in assets and liabilities:
              Trade receivables                                     2,385         (50)     (4,930)
              Installment receivables retained                      1,687         523      (1,074)
              Inventories                                          12,303     (14,440)     19,906
              Other current assets                                 (1,908)        585        (377)
              Other assets                                           (573)     (4,236)     (4,961)
              Accounts payable, accrued and other liabilities       8,218        (307)      1,171
              Income taxes payable                                  1,403        (123)        421
-------------------------------------------------------------------------------------------------
Net cash provided by (used in) continuing operating activities      4,129     (20,347)     14,866
-------------------------------------------------------------------------------------------------
Discontinued operations:
    Income                                                          1,858       3,462       2,340
    Adjustment to derive cash flows from operating activities         360      (3,619)      1,157
-------------------------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations              2,218        (157)      3,497
-------------------------------------------------------------------------------------------------

Net operating activities                                            6,347     (20,504)     18,363
-------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Additions to property, plant and equipment                     (2,146)     (8,375)     (4,996)
    Proceeds from sale of assets                                    6,820       1,437        --
-------------------------------------------------------------------------------------------------
Net cash provided by (used in) continuing investing activities      4,674      (6,938)     (4,996)
-------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net borrowing on short-term debt                                1,385      10,380        --
    Borrowing (repayment) on long-term debt                       (10,235)     15,268      (5,700)
    Proceeds from exercise of stock options,
       net of treasury stock acquired                                              78          34
-------------------------------------------------------------------------------------------------
Net cash provided by (used in) continuing financing activities     (8,850)     25,726      (5,666)
-------------------------------------------------------------------------------------------------
Net cash provided by (used in) discontinued operations               (466)      1,592      (8,329)
-------------------------------------------------------------------------------------------------
Net financing activities                                           (9,316)     27,318     (13,995)
-------------------------------------------------------------------------------------------------
Net (decrease) increase in cash                                     1,705        (124)       (628)
Cash at beginning of year                                                         124         752
-------------------------------------------------------------------------------------------------
Cash at end of year                                              $  1,705                $    124
Supplemental Disclosure of Cash Flow Information
-------------------------------------------------------------------------------------------------
Cash paid during the year for:  Interest                         $  4,255    $  2,957    $  3,018
       Income taxes (refunded)                                   $    262    $   (197)   $    527
=================================================================================================
See accompanying Notes to Consolidated Financial Statements


                Baldwin Piano & Organ Company 1999 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 1999, 1998 and 1997 (All dollar amounts in thousands, except where indicated)

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

    In 1999, a one-time gain of approximately $3.6 million was recorded on the sale of the Juarez, Mexico manufacturing facility. This gain is included in "Other operating income, net" in the accompanying Consolidated Statement of Earnings for the year ended December 31, 1999. The remaining amount included in "other operating income, net" in 1999 and in 1998 was primarily comprised of piano service income, delivery income and late charges on installment receivables. In 1997, while the Company was shipping on consignment, a monthly display fee was charged on all consigned inventory held by dealers longer than 90 days. This display fee, on an annual basis, ranged from 10.5% to 15.5% of the selling price of such inventory to the dealer. In 1997 display fee income composed the majority of the amount reported in the Consolidated Statement of Earnings as "Other operating income, net."

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

INVENTORIES - Inventories are stated at the lower of cost or market. Cost is determined using the last-in-first-out (LIFO) method for a substantial portion of inventories. Cost for the remaining portion is determined using the first-in first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related property. The estimated useful lives are principally as follows:

    Description                  Years
    -----------                  -----
    Buildings                   25-35
    Building equipment              5
    Machinery and equipment      3-20

     Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the asset. The cost of maintenance, repairs, minor renewals and betterments of property, plant and equipment is charged to expense in the year incurred. Major expenditures for renewals and betterments are capitalized and depreciated over their estimated useful lives.

OTHER ASSETS - Other assets consist primarily of institutional and concert and artist inventory of $8.5 million and $7.7 million at December 31, 1999 and 1998, respectively, and goodwill. Goodwill, which represents the excess of purchase price over the fair value of the net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 40 years. The Company evaluates long-lived assets, including goodwill and other intangibles, based on fair values or projected undiscounted cash flows whenever significant events or changes in circumstances occur which indicate the carrying amount may not be


                 Baldwin Piano & Organ Company 1999 Annual Report recoverable.

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

STOCK OPTION PLANS - Prior to January, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense would be recorded on the date of the grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards of the date of the grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS 123 has been applied. The Company has elected to continue to apply the provisions of APB 25 and provide the pro forma disclosure provisions of SFAS 123.

RETIREMENT PLANS - Substantially all hourly and salaried employees located in the United States are covered by either a defined contribution and/ or a defined benefit plan. The Company also maintains a deferred compensation plan for certain key employees. The Company's cost of providing these retirement plans is recognized as a charge to income in the year cost is incurred.

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

DERIVATIVE FINANCIAL INSTRUMENTS - Premiums paid for purchased interest rate cap agreements are amortized to interest expense over the term of the caps. Unamortized premiums are included in other assets in the Consolidated Balance Sheets. Amounts receivable under cap agreements are accounted for as a reduction of interest expense. In March 1999, the Company entered into a two- year zero cost interest rate collar agreement to adjust the sensitivity of long-term, fixed rate installment receivables. The net effect was to provide a collar on $32 million of installment receivables within which floating interest rates could


                 Baldwin Piano & Organ Company 1999 Annual Report move between 4.82% and 6.485%. The Company does not hold or issue derivative financial instruments for trading purposes. During June 1998, and as subsequently amended, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company will be required to adopt SFAS No. 133 no later than January 2001. Management has not yet determined the impact that this statement will have on the Company's financial statements.

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

RESTRUCTURING CHARGES - On January 6, 1999, the Company announced it would stop assembling grand pianos in its Conway, Arkansas, plant and consolidate all of its piano assembly operations in its Trumann, Arkansas, plant. The consolidation was completed in mid-1999. The Company incurred pre-tax expenses of approximately $1.5 million during 1999, primarily severance and other exit related costs. Additionally, fixed asset expenditures related to the consolidation approximated $0.5 million. As of December 31, 1999, substantially all severance payments have been paid and all other exit related cash payments have been made.

RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with current year financial presentation and to reflect the discontinued operations of the Company (Note 5).

(2) RECEIVABLES

Receivables consist of the following:

                             1999      1998
-------------------------------------------
Trade                     $12,161   $14,745
Other                         441       242
-------------------------------------------
      Total receivables    12,602    14,987
Less allowance for
    doubtful accounts         899       707
-------------------------------------------
      Net receivables     $11,703   $14,280
===========================================

    In the normal course of business, the Company extends credit to various dealers where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or other conditions and may, accordingly, impact the Company's overall credit risk. Trade receivables from two large customers have historically ranged from 10 to 20% of total accounts receivable. However, management believes that consolidated trade accounts receivable are well diversified, thereby reducing potential material credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 1999 and 1998.

(3) INVENTORIES

Inventories consist of the following:

                              1999      1998
--------------------------------------------
FIFO cost:
    Raw materials          $17,716   $22,224
    Work-in-process          9,247    11,573
    Finished goods          22,474    27,492
--------------------------------------------
                            49,437    61,289
Less revaluation to LIFO    10,651    10,200
--------------------------------------------
                           $38,786   $51,089
============================================

     At December 31, 1999 and 1998, approximately 76% and 74%, respectively, of the Company's inventories were valued on the LIFO method.

     Net earnings for 1999 and 1998 are approximately $0.2 million less than would have


                 Baldwin Piano & Organ Company 1999 Annual Report been reported had the FIFO method been used. Net earnings for 1997 are approximately $1.8 million greater than would have been reported had the FIFO method been used. Of that amount approximately $0.9 million was attributable to the phase-out of the Company's consignment inventory program.

    During 1997 the liquidation of LIFO inventory layers carried at lower costs prevailing in prior years as compared with the current cost of inventories decreased cost of sales and, therefore, increased earnings before income taxes by approximately $5.6 million, offset by the effect of inflation in 1997 of $2.6 million.

    See Note 6 for information regarding the use of inventories to secure borrowings.

(4) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                             1999      1998
-------------------------------------------
Land                      $   346   $   421
Buildings & building
    equipment              17,439    15,406
Machinery & equipment      18,966    18,773
Leasehold improvements        692       718
Construction in process     3,364     6,012
-------------------------------------------
                           40,807    41,330
Less accumulated
    depreciation &
    amortization           19,822    18,606
-------------------------------------------
                          $20,985   $22,724
===========================================

    Depreciation expense was $2.9 million, $2.6 million and $3.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. See Note 6 for information regarding the use of property, plant and equipment to secure borrowings.

(5) DISCONTINUED OPERATIONS

In July, 1999, the Company adopted a formal plan to sell the stock of its Retail Financing subsidiaries (Retail Financing) and in December 1999, the Company entered into an agreement with Deutsche Financial Services Corporation (DFS) to sell all of the outstanding stock of Retail Financing for approximately $35 million, subject to certain closing adjustments. The transaction closed in March 2000. The Company expects to record an after-tax gain of approximately $0.7 million in the first quarter of the year ending December 31, 2000. Net assets of approximately $22 million relating to the sale have been segregated on the December 31, 1999 balance sheet. Under the terms of the sales agreement with DFS, the Company is contingently liable and must repurchase all accounts that become more than 120 days past due during a two-year period after the sale closing date. The Company has segregated such accounts on its balance sheet as "installment receivables retained."

    The results of operations for all years presented have been restated for the discontinued Retail Financing operations.

Net Assets of Discontinued Operations:

                                   1999          1998
------------------------------------------------------
Installment receivables
    owned                      $  2,564      $  2,163
Holdback on accounts
    sold                         14,801        13,391
Allowance for doubtful
    accounts                       (476)         (482)
------------------------------------------------------
    Installment receivables,
       net                       16,889        15,072
Deferred income taxes                62          --
Servicing asset                   3,264         2,958
Other assets                      4,329         6,441
Liabilities                      (2,796)       (2,829)
------------------------------------------------------
Net assets of discontinued
    operations                 $ 21,748      $ 21,642
======================================================


                 Baldwin Piano & Organ Company 1999 Annual Report

    Condensed statements of earnings of Discontinued Operations are as follows:

                            1999       1998        1997
-------------------------------------------------------
Income on
    installment
    receivables:
Sold                    $  7,366   $  8,671    $  7,378
Owned                      1,455      1,690       1,249
-------------------------------------------------------
     Total revenue         8,821     10,361       8,627
Expenses:
General and
    administrative         3,477      2,878       3,032
Provision for
    doubtful accounts      1,536        797       1,162
Other operating
    income (expense)         241       (102)        287
-------------------------------------------------------
    Operating profit       4,049      6,584       4,720
Interest expense           1,083      1,133       1,017
-------------------------------------------------------
    Earnings before
       income taxes        2,966      5,451       3,703
Income taxes               1,108      1,989       1,363
-------------------------------------------------------
     Net earnings of
       discontinued
       operations       $  1,858   $  3,462    $  2,340
=======================================================

    The remainder of this footnote discusses Retail Financing's operations prior to its sale to DFS. The Company sells certain of its keyboard instruments to customers on the installment method. Installment receivables are recorded at the principal amount of the contracts. Interest on the contracts is recorded as income using the interest method. Installment receivables owned by Retail Financing are net of unearned interest charges of $0.7 million and $1.0 million Pat December 31, 1999 and 1998, respectively. The Company has a continuing agreement to sell all of its installment receivables to Retail Financing. Also, Retail Financing purchases installment receivables for music products from independent retail dealers. The installment contracts are written generally at fixed rates ranging from 11% to 16% with terms extending over three to five years. Retail Financing continues to service all installment receivables sold.

    Retail Financing sells these receivables, up to $150 million, to an independent third party. At the time of each installment receivable sale, Retail Financing receives cash equal to the unpaid principal balance of the contracts, less a purchase discount applied to the principal balance of the contracts sold. The purchase discount is adjusted at each receivable sale and is determined using the loss experience and effective yield of the portfolio.

    The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provi-sion. Over the duration of the contracts, the difference between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating interest rate provision is remitted to Retail Financing as a servicing fee. The interest retained by the buyer for 1999, 1998 and 1997 represented an average interest rate of 6.5%, 6.6% and 6.8% respectively.

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

    At December 31, 1999 and 1998, the balance of installment receivables on which Retail Financing remains contingently liable, is as follows:

                            1999       1998
-------------------------------------------
Principal balance of
    installment
    receivables sold    $128,840   $121,093
Less related holdback     14,801     13,391
-------------------------------------------
Contingent liability    $114,039   $107,702
===========================================

    The fair value of the principal balance of installment receivables sold before related purchase discount is $131.0 million and $123.9 million at December 31, 1999 and 1998, respectively. The fair value is determined as the present value of expected future cash flows discounted at a rate the Company believes a purchaser would require as a rate of return, approximately 12%.

                 Baldwin Piano & Organ Company 1999 Annual Report

    SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was adopted on January 1, 1997, and requires an entity that sells installment receivables with contractual servicing rights retained to allocate the previous carrying amount between the assets sold and any retained interest based on their relative fair values at the date of transfer. The resulting servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. Servicing rights are assessed for impairment periodically based on fair value of estimated future cash flows using discount rates that approximate current market conditions and expected future prepayment rates, with any impairment purposes of measuring impairment, the underlying receivables are stratified based on original interest rates and estimated maturities. As of December 31, 1999 and 1998, Retail Financing recorded a servicing asset of $3.2 and $2.9 million, respectively. The fair value of these assets at December 31, 1999 and 1998 approximates their carrying value.

(6) LONG-TERM DEBT

Long-term debt consists of the following:

                                     1999      1998
---------------------------------------------------
Revolving credit agreement        $25,082   $34,317
Term loan                           8,500     9,500
Inventory purchase and
    consignment agreement          11,765    10,380
---------------------------------------------------
                                   45,347    54,197
Less maturities due within
    one year included in
    current liabilities            12,765    11,380
---------------------------------------------------
                                  $32,582   $42,817
===================================================

    At December 31, 1999, the Company had a long-term, secured $35 million revolving Credit Facility expiring on October 1, 2000; however, the Company can terminate the agreement at any time with 60 days' notice. Under the Credit Facility, the lenders have made available a line of credit based upon certain percentages of the carrying value of the Company's inventories and accounts receivable. At December 31, 1999, the Company had approximately $6.2 million of additional borrowing available under this Credit Facility.

    The annual rate of interest under the Credit Facility is equal to 1.5 percentage points per annum above LIBOR, or under certain specified circumstances, 0.5 percentage points per annum above the Prime Rate. The rate under the Credit Facility was 8.5% and 6.9% at December 31, 1999 and 1998, respectively.

    The financial covenants of the Credit Facility agreement require the Company to maintain certain financial ratios and tangible net worth within defined amounts and restrict the amount of capital expenditures that can be made each year. As of December 31, 1999, the Company was in compliance with the amended terms of the Credit Facility.

    In March, 2000, the Company closed a new, 36 month, secured Credit Facility with a financial institution. Under the terms of the new Credit Facility, the Company has an available line of credit based on certain percentages of the carrying amount of the Company's accounts receivable and inventories, up to a maximum amount of $40 million. The annual rate of interest under the new Credit Facility is equal to 2.5% above the Commercial Paper Rate. The proceeds from the new Credit Facility will be used to refinance the old Credit Facility and provide working capital.

    At December 31, 1999, the Company had $8.5 million outstanding on a secured term loan, payable in quarterly installments of $250,000 through May 1, 2003, with a final payment of $5.0 million due on May 1, 2003. At December 31, 1999, the annual rate of interest under the term loan was equal to 1.75 percentage points over the LIBOR rate. The rate was 8.5% and 7.03% at December 31, 1999 and 1998, respectively. The term loan was repaid in March, 2000 using the proceeds from the sale of Retail Financing.

    Substantially all of the assets of the Company and its subsidiaries are pledged as collateral under the various debt agreements.

    During 1998, the Company entered into an inventory purchase and consignment agreement. Under the terms of this product financing arrangement, a portion of the Company's

                 Baldwin Piano & Organ Company 1999 Annual Report borrowings are collateralized by pianos consigned to colleges, universities, artists and concert halls. All debt under this agreement is classified as current with an annual rate of interest of approximately 9%.

    See Note 7 for information regarding derivative financial instruments.

(7) DERIVATIVE FINANCIAL INSTRUMENTS

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. They are used to manage well-defined interest rate risks.

    In February 1994, Retail Financing entered into a five-year interest rate swap agreement in order to reduce the potential impact of an increase in interest rates on $20 million of installment contracts. The agreement expired in March 1999. The agreement entitled Retail Financing to receive from a counterparty, on a monthly basis, interest income to the extent the floating rate retained by the buyer of installment receivables exceeded 6% or required Retail Financing to pay interest expense to the extent the floating rate is less than 6%. Under the swap agreement, Retail Financing paid $34,000 in 1999, $51,000 in 1998, and $65,000 in 1997. In March 1999, the Company entered into a two-year zero cost interest rate collar agreement to replace this expired swap agreement. The collar entitles Retail Financing to receive from a counter party, on a monthly basis, interest income to the extent the floating rate retained by the buyer of installment receivables exceeds 6.485% or requires Retail Financing to pay interest expense to the extent the floating rate is less than 4.82%. In 1999, rates did not exceed 6.485% or fall below 4.82%.

    The fair value of Retail Financing's interest rate collar agreement at December 31, 1999 and the swap agreement at December 31, 1998 approximates its carrying value of zero. The fair value is estimated by comparing the above interest rate to a rate that would be applicable if the Company entered into a similar agreement for the remaining term of the swap.

    In December 1998, the Company entered into a two-year interest rate cap agreement in order to reduce the potential impact of increases in interest rates on $44 million of floating-rate long-term debt. The agreement entitled the Company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. As the commercial paper rate did not exceed 12% in 1999 and 1998, the Company did not receive interest income for those years.

    Due to the short maturity of the interest rate cap agreement, fair market value approximates carrying value. The carrying amount of the unamortized premium was $10,000 and $20,000 at December 31, 1999 and 1998, respectively.

    The Company is exposed to credit losses in the event of non-performance by the counterparties to its collar and cap agreements but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of the counterparties.

(8)FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has only limited involvement with financial instruments and does not use them for trading purposes.

    The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1999 and 1998. SFAS 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

                             1999                         1998
                             ----                         ----
                    Carrying       Fair          Carrying       Fair
                     Amount        Value         Amount         Value
---------------------------------------------------------------------
Installment
  receivables
  retained           $5,344        $5,120        $7,031        $6,757
Term loan            $8,500        $8,500        $9,500        $9,500
=====================================================================


                 Baldwin Piano & Organ Company 1999 Annual Report

    The fair value of installment receivables retained is determined as the present value of expected future cash flows discounted at a rate the Company believes a purchaser would require as a rate of return, approximately 12%. The fair value of the term loan is estimated by discounting the future cash flows at rates currently offered for similar debt instruments of comparable maturities.

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

(9) INCOME TAXES

The components of income tax expense (benefit) are as follows:

                 1999       1998       1997
-------------------------------------------
Current:
    Federal   $(1,464)   $  (104)   $  (407)
    State          10        167       (242)
    Foreign     1,509        118        113
-------------------------------------------
                   55        181       (536)
-------------------------------------------
Deferred:
    Federal    (6,181)    (1,605)     1,014
    State      (1,095)      (415)       374
-------------------------------------------
               (7,276)    (2,020)     1,388
===========================================
              $(7,221)   $(1,839)   $   852
===========================================

    Earnings (loss) from continuing operations before income taxes aggregated $(23) million, $(5.4) million, and $1.8 million for domestic operations and $6.2 million, $0.8 million, and $1.1 million for foreign operations in 1999, 1998 and 1997, respectively.

    The difference between the taxes provided in the accompanying Consolidated Statements of Earnings and the amount which would be computed by applying the U.S. Federal income tax rate to earnings before income taxes is as follows:

                          1999       1998       1997
----------------------------------------------------
Computed
   expected tax
   (benefit)           $(5,719)   $(1,603)   $ 1,007
State income taxes,
   net of Federal
   tax benefit            (716)      (164)        87
Favorable settlement
   - foreign taxes        --         --         (300)
Foreign tax rate
   differences            (596)      (101)      --
Other                     (190)        29         58
----------------------------------------------------
                       $(7,221)   $(1,839)   $   852
====================================================

    The significant components of deferred income tax expense (benefit) are as follows:

                             1999       1998       1997
-------------------------------------------------------
 Reserves for
    inventories           $  --      $  (154)   $   597
 Allowance for
    doubtful
    accounts                  (52)       134        894
 Nondeductible
    accruals                  514        304        555
 LIFO inventory
    decrease                 (737)      (384)      (539)
 Investments in
    affiliated
    companies                           (783)        --
 Net operating loss
    carry forwards         (7,448)
 Other                        447     (1,137)      (119)
-------------------------------------------------------
 Deferred tax
    expense
    (benefit)             $(7,276)   $(2,020)   $ 1,388
=======================================================


                 Baldwin Piano & Organ Company 1999 Annual Report

    Components of deferred tax balances as of December 31, 1999 and 1998 are as follows:

                                      1999        1998
------------------------------------------------------
Deferred tax assets:
    Accounts receivable,
       principally due to
       allowance for
       doubtful accounts          $    242    $    190
    Inventories,
       principally inventory
       reserves and LIFO
       differences                   1,084         347
    Nondeductible accruals,
       principally due to
       accrual for financial
       reporting purposes            1,734       2,248
    Foreign tax credit carry
       forwards                        806         403
    Valuation allowance               (806)       (232)
    Net operating loss
       carry forwards                8,178         730
    Other                              849         586
------------------------------------------------------
       Total gross
           deferred
           tax assets             $ 12,087    $  4,272
------------------------------------------------------
Deferred tax liabilities:
    Property, plant and
       equipment,
       principally due to
       differences in
       depreciation                   (814)       (641)
    State income taxes                (561)       (195)
------------------------------------------------------
          Total gross
       deferred tax liabilities     (1,375)       (836)
------------------------------------------------------
    Net deferred tax assets       $ 10,712    $  3,436
======================================================

    The Company has approximately $0.8 million in foreign tax credits for which the utilization is uncertain. The Company has reserved for these credits through a valuation allowance at December 31, 1999. The net operating loss carry forward at December 31, 1999 expires in years through 2019.

(10) ACCRUED AND OTHER LIABILITIES

Accrued and other liabilities consist of the following:

                            1999     1998
-----------------------------------------
Accrued liabilities:
    Compensation
       and benefits       $1,147   $1,739
     Other                 2,246    2,556
-----------------------------------------
                          $3,393   $4,295
=========================================
Other liabilities:
     Deferred
       compensation       $1,265   $1,398
     Postretirement and
       postemployment        195      511
     Other                   708    1,156
-----------------------------------------
                          $2,168   $3,065
=========================================

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

                         1999     1998     1997
-----------------------------------------------
Defined contribution
    401(k)             $  517   $  696   $  681
Deferred
    compensation          136      163      200
Defined benefit           270      266      340
-----------------------------------------------
                       $  923   $1,125   $1,221
===============================================

    Benefits to employees under the defined
benefit plan are based upon their years of credited service. Contributions to the plan are designed to fund the plan's current service cost on a current basis and initial prior service cost over 30 years.
Plan assets consist primarily of U.S. government


                 Baldwin Piano & Organ Company 1999 Annual Report obligations, Federal agency obligations, mortgages, corporate bonds and notes, and common stocks.

    Net pension expense for plans included the following components:

                        Year Ended December 31,
                        -----------------------
                         1999     1998     1997
-----------------------------------------------
Service cost            $ 149    $ 160    $ 157
Interest cost             253      240      226
Return on plan assets    (216)    (222)    (282)
Net amortization and
    deferral               84       88      239
-----------------------------------------------
Net periodic pension
    expense             $ 270    $ 266    $ 340
===============================================

    The following table shows reconciliations of pension plan obligations and assets:

                            Year Ended December 31,
                            -----------------------
                                  1999       1998
-------------------------------------------------
Beginning benefit obligation   $ 3,853    $ 3,477
Service cost                       149        160
Interest cost                      253        240
Benefits paid                     (116)      (100)
Actuarial loss (gain)             (589)        76
-------------------------------------------------
Ending benefit obligation      $ 3,550    $ 3,853
=================================================
Beginning fair value of
    plan assets                $ 2,930    $ 2,568
Actual return on plan assets       216        222
Company contributions              360        340
Benefits paid                     (116)      (100)
Plan expense payments              (48)      (100)
-------------------------------------------------
Ending fair value of
    plan assets                $ 3,342    $ 2,930
=================================================
Funded status of the plan      $  (208)   $  (923)
Unrecognized actuarial loss
    (gain)                        (228)       336
Unrecognized prior service
    cost                           431        485
Unrecognized transition
    obligation                      18         25
Additional minimum liability         0        (99)
-------------------------------------------------
Prepaid (Accrued) pension
    liability                  $    13    $  (176)
=================================================


The weighted average rate assumptions used in determining pension costs and the benefit obligations were:

                       1999      1998      1997
------------------------------------------------
Discount rate           7.8%      6.8%      7.0%
Long-term rate of
    return on plan
    assets              9.0%      9.0%      8.0%
================================================

(12) SHAREHOLDERS' EQUITY

At December 31, 1999 and 1998, the Company had 14,000,000 shares of $.01 per value common stock authorized and 4,220,694 shares issued. The Company held 767,868 shares shares in treasury at December 31, 1999 and 1998.

    The Company maintains an incentive stock option plan. Under this plan, options for 300,000 shares of common stock may be granted to key managerial personnel of the Company. In 1998 the Company adopted an Omnibus Stock Plan ("Omnibus Plan") which allows the Company to grant up to 200,000 non-qualified stock options, incentive stock options, restricted stock, stock appreciation rights, performance units and performance shares to directors, executive officers and other key employees. The Company has also granted other non-qualified stock options to key employees and to each non-employee director. In all cases, the option price shall not be less than the fair market value of the common stock at the date of grant.

    At December 31, 1999, there were 89,550 additional shares available for grant under the incentive stock option plan, and 126,000 additional shares available for grant under the 1998 Omnibus Plan. The per share weighted-average fair value of stock options granted during 1999, 1998 and 1997 was $4.99, $7.03, and $6.26, respectively, on the date of the grant using the Black Scholes option-pricing model with the following weighted-average assumptions: 1999 - expected dividend yield of 0%, expected volatility of 32.12%, risk-free interest rate of 6.9%, and an expected life of 6.5 years; 1998 - expected dividend yield of 0%, expected volatility of 32.3%, risk-free interest rate of 5.21%,


                 Baldwin Piano & Organ Company 1999 Annual Report and an expected life of 7 years; 1997 - expected dividend yield of 0%, expected volatility of 32.4%, risk-free interest rate of 5.62%, and an expected life of 7 years.

    The Company applies APB 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, the Company's net earnings (loss) from continuing operations, basic earnings per share and diluted earnings per share would have been reduced to the pro forma amounts indicated below (In thousands, except earnings per share):

                               1999         1998         1997
-------------------------------------------------------------
Net earnings (loss)
    from continuing
    operations:
       As reported        $  (9,601)   $  (2,725)   $   2,109
       Pro forma             (9,813)      (2,926)       1,871
Basic earnings (loss)
    per share:
       As reported        $   (2.78)   $    (.79)   $     .62
       Pro forma              (2.84)        (.85)         .54
Diluted earnings (loss)
    per share:
       As reported        $   (2.78)   $    (.79)   $     .61
       Pro forma              (2.84)        (.85)         .54
=============================================================

    Pro forma net earnings reflect only options granted in 1999, 1998 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

    A summary of the activity of the stock option plans follows (In thousands, except per share data):
                            Shares   Weighted
                            subject    average
                              to     per share
                            option  option price
-----------------------------------------------
Balance, December 31, 1996      411    $13.00
     Options granted             72     13.46
     Options exercised          (17)    12.07
     Options expired            (53)    12.20
---------------------------------------------
Balance, December 31, 1997      413    $13.10
     Options granted             84     15.46
     Options exercised          (15)    12.26
     Options expired            (17)    14.27
---------------------------------------------
Balance, December 31, 1998      465    $13.51
     Options granted             60      7.66
     Options exercised            0      --
     Options expired           (102)    13.54
---------------------------------------------
Balance, December 31, 1999      423    $12.66
=============================================

    At December 31, 1999, the range of exercise prices was $7.63 - $17.25, and weighted-average remaining contractual life of outstanding options was seven years.

    At December 31, 1999 and 1998, the number of options exercisable was 307,410 and 301,410, respectively, and the weighted-average exercise price of those options was $13.20 and $13.19, respectively.

    The Company had adopted a shareholder rights plan declaring a dividend distribution of one Common Share Purchase Right for each outstanding share of the Company's common stock. Under the plan, shareholders of record on September 10, 1996, received one right for each common share held on that date. This distribution was not taxable to shareholders. The rights had a ten-year life and could be exercised if a party acquired 15 percent or more of the Company's common stock, or announced a tender offer to do so, without the consent of the Company's Board of Directors. In April 1998, the Company adopted a resolution to terminate this shareholder rights plan. Each holder of a right was paid $.01 per right on May 8, 1998 in redemption of the rights, an


                 Baldwin Piano & Organ Company 1999 Annual Report aggregate amount of $34,457. The termination of this rights agreement had no impact on the number of shares of common stock outstanding.

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

(13) EARNINGS PER SHARE FROM CONTINUING OPERATIONS
(In thousands, except per share data):

                                                   Net earnings     Shares      Per share
1999                                                (Numerator)  (Denominator)   amount
-----------------------------------------------------------------------------------------
Basic earnings (loss) per share:
    Net earnings available to common shareholders    $ (9,601)      3,455       $  (2.78)
    Effect of dilutive securities stock options          --          --             --
-----------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
    Earnings available to common stockholders and
       assumed conversions                           $ (9,601)      3,455       $  (2.78)
=========================================================================================
1998
-----------------------------------------------------------------------------------------
Basic earnings (loss) per share:
    Net earnings available to common shareholders    $ (2,725)      3,450       $   (.79)
    Effect of dilutive securities stock options          --            40           --
-----------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
    Earnings available to common stockholders and
       assumed conversions                           $ (2,725)      3,490       $   (.79)
=========================================================================================
1997
-----------------------------------------------------------------------------------------
Basic earnings per share:
    Net earnings available to common shareholders    $  2,109       3,435       $    .62
    Effect of dilutive securities stock options          --            48           --
-----------------------------------------------------------------------------------------
Diluted earnings per share:
     Earnings available to common stockholders and
       assumed conversions                           $  2,109       3,483       $    .61
=========================================================================================

                 Baldwin Piano & Organ Company 1999 Annual Report

    Options to purchase 50,600 shares of common stock were outstanding in 1997, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of common shares.

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

    At December 31, 1999 the Company was obligated under non-cancelable operating leases for real and personal property which are subject to certain renewal and purchase options. Non-cancelable operating leases in effect at December 31, 1999, require rental payments of $2.2 million, $2.1 million, $1.8 million, $1.6 million and $1.4 million for the years 2000 through 2004, respectively, and $4.1 million for years thereafter. Lease expense for all operating leases was $2.2 million, $1.6 million, and $1.9 million for 1999, 1998 and 1997, respectively.

(15) SEGMENT INFORMATION

The Company operates in two segments, Music and related and Contract
Electronics.

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

                              1999         1998          1997*
--------------------------------------------------------------
Music & related          $  79,315    $  91,567     $ 107,492
Contract Electronics        44,974       42,723        35,609
--------------------------------------------------------------
Sales and other
    revenue              $ 124,289    $ 134,290     $ 143,101
=============================================================
Music & related          $  (5,089)   $   4,269     $  10,478
Contract Electronics        (1,162)          56         1,374
Corporate G&A &
    Other
    Unallocated             (7,052)      (6,884)       (7,043)
--------------------------------------------------------------
     Operating profit
       (loss)            $ (13,303)   $  (2,559)    $   4,809
=============================================================
Music & related          $  65,890    $  74,549     $  53,096
Contract Electronics        19,154       24,701        23,581
Discontinued
    Operations              21,748       21,642        19,615
Corporate G&A               21,200       14,040        13,031
--------------------------------------------------------------
     Identifiable
       assets            $ 127,992    $ 134,932     $ 109,323
=============================================================
Music & related          $   1,696    $   1,618     $   2,230
Contract Electronics           618          762           721
Discontinued
    Operations                  39           40            34
Corporate G&A                  863          467           436
--------------------------------------------------------------
     Depreciation &
       amortization      $   3,216    $   2,887     $   3,421
=============================================================
Music & related          $   1,999    $   7,764     $   3,705
Contract Electronics           103          175         1,132
Discontinued
    Operations                   0           65            52
Corporate G&A                   44          371           107
--------------------------------------------------------------
     Capital additions   $   2,146    $   8,375     $   4,996
=============================================================

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


                 Baldwin Piano & Organ Company 1999 Annual Report

(17) QUARTERLY FINANCIAL DATA (UNAUDITED)

    The sum of the quarter's earnings per share amounts may not add to full-year earnings per share because each quarter is calculated independently. Quarterly financial data for the years ended December 31, 1999 and 1998 are as follows (in thousands, except per share data):

1999                                            First           Second        Third          Fourth         Year
====================================================================================================================
Net sales                                    $    30,514    $    28,544    $    29,106    $    36,125    $   124,289
--------------------------------------------------------------------------------------------------------------------
Gross profit                                       2,629          3,736         (1,927)        (1,051)         3,387
--------------------------------------------------------------------------------------------------------------------
Net earnings (loss) from  Continuing
    operations                               $    (2,408)   $    (2,132)   $    (1,776)   $    (3,285)   $    (9,601)
--------------------------------------------------------------------------------------------------------------------
Discontinued Operations:
Income from operations of Retail Financing
    to be disposed of                                567            770            154            367          1,858
--------------------------------------------------------------------------------------------------------------------
Basic earnings (loss) per share:
Earnings (loss) from continuing operations          (.69)          (.61)          (.51)          (.95)         (2.78)
Earnings from discontinued operations                .16            .22            .04            .11            .54
                                             -----------    -----------    -----------    -----------    -----------
                                             $      (.53)   $      (.39)   $      (.47)   $      (.84)   $     (2.24)
--------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share:
Earnings (loss) from continuing operations          (.69)          (.61)          (.51)          (.95)         (2.78)
Earnings from discontinued operations                .16            .22            .04            .11            .54
                                             -----------    -----------    -----------    -----------    -----------
                                             $      (.53)   $      (.39)   $      (.47)   $      (.84)   $     (2.24)
--------------------------------------------------------------------------------------------------------------------
1998                                            First           Second        Third          Fourth         Year
--------------------------------------------------------------------------------------------------------------------
Net sales                                    $    31,687    $    32,108    $    34,277    $    36,218    $   134,290
--------------------------------------------------------------------------------------------------------------------
Gross profit                                       5,314          5,413          5,393          4,200         20,320
--------------------------------------------------------------------------------------------------------------------
Net earnings (loss) from  Continuing
    operations                               $      (237)   $      (350)   $      (579)   $    (1,559)   $    (2,725)
--------------------------------------------------------------------------------------------------------------------
Discontinued Operations:
Income from operations of Retail Financing
    to be disposed of                                607            522            672          1,661          3,462
--------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
Earnings (loss) from continuing operations          (.06)          (.10)          (.16)          (.45)          (.79)
Earnings from discontinued operations                .17            .15            .19            .48           1.00
                                             -----------    -----------    -----------    -----------    -----------
                                             $       .11    $       .05    $       .03    $       .03    $       .21
--------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
Earnings (loss) from continuing operations          (.06)          (.10)          (.16)          (.45)          (.79)
Earnings from discontinued operations                .17            .15            .19            .48           1.00
                                             -----------    -----------    -----------    -----------    -----------
                                             $       .11    $       .05    $       .03    $       .03    $       .21
====================================================================================================================


                 Baldwin Piano & Organ Company 1999 Annual Report

FIVE YEAR SUMMARY
(In thousands, except per share data)

Earnings Statement Data:                          1999         1998         1997         1996         1995
----------------------------------------------------------------------------------------------------------
Net sales                                    $ 124,289    $ 134,290    $ 143,101    $ 115,070    $ 122,634
Cost of goods sold                             120,902      113,970      115,052       92,495       96,333
----------------------------------------------------------------------------------------------------------
    Gross profit                                 3,387       20,320       28,049       22,575       26,301
Other operating income, net                      6,896        1,369        2,017        3,220        3,703
----------------------------------------------------------------------------------------------------------
    Gross profit & other operating revenue      10,283       21,689       30,066       25,795       30,004
Selling, general and administrative             23,586       24,248       25,257       23,459       25,204
----------------------------------------------------------------------------------------------------------
    Operating profit                           (13,303)      (2,559)       4,809        2,336        4,800
Interest expense                                 3,519        2,005        1,848        2,449        2,084
----------------------------------------------------------------------------------------------------------
    Earnings (loss)before income taxes
       and discontinued Operations             (16,822)      (4,564)       2,961         (113)       2,716
Income taxes                                    (7,221)      (1,839)         852         (175)         919
----------------------------------------------------------------------------------------------------------
    Net earnings (loss) before
       discontinued operations               $  (9,601)   $  (2,725)   $   2,109    $      62    $   1,797
Discontinued operations:
Income from operations of Retail
    Financing to be Disposed of
    (net of income taxes of $1,108
    in 1999, $1,989 in 1998, $1,363
    in 1997, $1,223 in 1996 and
    $1,442 in 1995)                              1,858        3,462        2,340        1,994        2,163
                                             ---------    ---------    ---------    ---------    ---------
Net earnings (loss)                          $  (7,743)   $     737    $   4,449    $   2,056    $   3,960
==========================================================================================================
Basic earnings per share
----------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing
    operations                                   (2.78)        (.79)         .62          .02          .53
Earnings from discontinued
    operations                                     .54         1.00          .68          .58          .63
                                             ---------    ---------    ---------    ---------    ---------
Net earnings (loss)                          $   (2.24)   $     .21    $    1.30    $     .60    $    1.16
----------------------------------------------------------------------------------------------------------
Diluted earnings per share
Earnings (loss) from continuing
    operations                                   (2.78)        (.79)         .61          .02          .52
Earnings from discontinued operations              .54         1.00          .67          .57          .63
                                             ---------    ---------    ---------    ---------    ---------
Net earnings (loss)                          $   (2.24)   $     .21    $    1.28    $     .59    $    1.15
----------------------------------------------------------------------------------------------------------

Balance Sheet Data (at December 31):              1999         1998         1997         1996         1995
----------------------------------------------------------------------------------------------------------
Working capital                              $  52,544    $  53,609    $  47,905    $  31,462    $  34,703
----------------------------------------------------------------------------------------------------------
Total assets of continuing operations          106,244      113,290       89,708       96,058       83,714
----------------------------------------------------------------------------------------------------------
Net assets of discontinued operations           21,748       21,642       19,615       12,443       13,760
----------------------------------------------------------------------------------------------------------
Current portion of long-term debt               12,765       11,380          900       30,901       17,646
----------------------------------------------------------------------------------------------------------
Long-term debt, less current portion            32,582       42,817       27,650        3,350        4,250
----------------------------------------------------------------------------------------------------------
Shareholders' equity                            53,688       61,275       60,823       56,275       54,114
----------------------------------------------------------------------------------------------------------


                 Baldwin Piano & Organ Company 1999 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS 1999 COMPARED TO 1998

1999 continued to be a challenging year for Baldwin... one of transition and change. The Company consolidated its grand piano operations in Trumann, Arkansas, during the first half of 1999. The Company recognized an after tax charge of $930 thousand or 26 cents per share for restructuring and other non-recurring costs associated with the grand piano consolidation during the first quarter 1999. The annual savings of the grand piano assembly consolidation will result in annual cost savings after tax of approximately $1.3 million or 38 cents per share.

During 1999, the Company reduced headcount by 209 people or 12.5% to 1,586 people. These reductions in headcount resulted from efficiencies gained from the grand piano consolidation (95 people) and other consolidation and automation activities mainly at the Company's manufacturing sites. Most of people reductions, excluding grand piano assembly consolidation, resulted from attrition and retirements; however, during the third quarter 1999, the Company recognized one-time after tax severance costs of $242 thousand or 7 cents per share. The annual savings of people reductions, excluding the savings from grand piano assembly consolidation as discussed above, will result in annual after tax savings of approximately $2.4 million or 70 cents per share, 50% of which was recognized during 1999.

During the third quarter, the Company sold its Juarez, Mexico facility for $7.2 million resulting in a one-time after tax gain of $3.6 million or $1.04 per share. As a result of the implementation of synchronous manufacturing techniques, the Company was able to sell its Juarez facility and move its operations to a leased facility in Juarez with a 50% reduction in space. Also, during the third quarter 1999, the Company closely scrutinized its inventory and recognized a one-time after tax charge of $1.1 million or 32 cents per share to revalue certain inventories. And, during 1999, the Company announced the sale of its Retail Finance subsidiaries for approximately $35.0 million, which closed on March 10, 2000.

 The Music Division's challenges have been significant. During
1998, as a result of the Asian economic crisis, the Music Division faced a surge of low-priced Asian imports. The Company responded during 1998 with a defensive spending program which offered incentives. As a result of these incentives and a slow down in the Company's fourth quarter 1998 Music's sales, both the Company and its dealers began 1999 with approximately $18.0 million more finished goods than normal. This overstock of inventory resulted in: (a) lower sales in 1999 as the dealers worked off their excess inventories and (b) significant unfavorable manufacturing costs as the Company reduced its production to reduce its inventory during a period of slow sales. The Company estimates that the lower sales and production adversely impacted 1999 profit by approximately $7.0 million after tax or $2.00 per share. Late in 1999, the Music Division's inventories, sales and production returned to pre-Asian economic crisis levels. In early 2000, the Company successfully increased selling prices on many of its acoustical products.

Net sales of $124.3 million were lower by $10.0 million (7.4%) primarily as a result of overstocked dealer piano inventories. Sales from the Music Division of $79.3 million were lower by $12.3 million (13.4%), offset in part by an increase of $2.3 million (5%) in Contract Electronics sales to $45.0 million. Had the Company's dealers inventories been at normal levels at the beginning of 1999, the Company believes that 1999 sales would have been approximately equal to 1998 sales.

Net losses from continuing operations of $9.6 million or $2.78 per share were $6.9 million or $1.99 worse than the prior year. The sum of 1999 one-time items previously mentioned produced income of approximately $1.3 million or 38 cents per share, primarily due to the gain on the sale of


                 Baldwin Piano & Organ Company 1999 Annual Report the Company's Juarez facility, offset in part by the various other charges. The single largest contributor to the lower results was the overstock of Music finished goods, which the Company estimates adversely impacted results by $7.0 million or $2.00 per share. The remaining adverse difference of $1.2 million or 37 cents per share was caused by higher interest expense of 28 cents per share resulting from higher debt levels due to higher inventory during most of 1999 and due to operating losses.

1999 Income from the discontinued Retail Finance operations of $1.9 million or 54 cents per share was lower by $1.6 million or 46 cents per share compared to 1998 as a result of: (1) application of FASB No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," of $1.0 million or 28 cents per share; (2) lower spreads on installment receivables sold of $0.5 million or 15 cents per share, due to increases in interest rates; and
(3) increases in operating expenses and provisions for bad debts of $0.6 million or 16 cents per share. These were offset in part by income from growth in the portfolio of $0.4 million or 13 cents per share. The portfolio increased 11% to an average outstanding balance of $133.8 million. The Company completed the sale of its Retail Finance subsidiaries to Deutsche Financial Services on March 10, 2000 for gross proceeds of approximately $35.0 million. The Company expects to recognize an after-tax gain of 20 cents per share in the first quarter 2000.

Deutsche Financial Services is a financially strong strategic buyer with extensive knowledge of the piano business. They are in an excellent position to maintain KAC's long-term dealer relationships and continue the high quality service that Baldwin dealers have come to expect. Based on Baldwin's strong relationship with DFS, DFS's relationship with piano dealers, including Baldwin's, and other sources of available financing to piano consumers, the Company expects that the sale of Retail Financing will have no adverse impact on its piano business.

1998 COMPARED TO 1997

1998 was also a challenging year for Baldwin. The Music Division faced the unexpected fallout from the Asian financial crisis, resulting in a flood of low-priced Asian imports that hit the U.S. market. The Music Division launched a defensive spending program; however, the result was both lower sales and margins on vertical pianos. Contract Electronics achieved sales growth of 20%, but profits were lower. Increased customer demand triggered supply chain constraints and generated significant additional costs to meet on-time delivery commitments. Retail Financing was a key strength in 1998, fueled by a healthy U.S. economy which gave a strong lift to the keyboard category and Baldwin's aggressive defense plan on vertical pianos that reduced financing rates, thereby increasing the number of contracts sold.

Net sales in 1998, excluding 1997's impact of $14.6 million related to the one-time phase-out of consignment, increased 5% to $134.3 million. Sales growth with existing Contract Electronics (CE) customers represents the majority of CE's 20% sales increase. Music's sales, 2% lower than 1997, were adversely impacted by significant price reductions on a surge of Asian imports. Baldwin offered significant incentives to defend its U.S. market leadership position of vertical pianos and, as a result, experienced only a 4% drop in vertical unit sales. Partially offsetting the decline in vertical piano sales, Baldwin realized a 17% increase in grand piano unit sales and a 74% unit increase in Baldwin's award winning auto player unit, ConcertMaster.

Net losses from continuing operations for 1998, excluding 1997's impact of $0.9 million related to the one-time phase-out of consignment, was $2.7 million or $0.79 cents per share, down from income of $1,209 million or $0.37 cents per share in 1997. The Music Division's profits in 1998 were primarily impacted ($0.53 per share lower) by costs incurred and incentives offered to defend its market leadership position from the flood of low-


                 Baldwin Piano & Organ Company 1999 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

priced Asian imports in the United States. Contract Electronics' profits were adversely impacted ($0.25 per share lower) by manufacturing and administrative inefficiencies caused by inadequate infrastructure to support the 20% growth in sales.

The Company values a substantial portion of its inventory on the last-in, first-out (LIFO) method. Because of the significant decline in inventories during 1997, earnings, excluding impact of consignment sales, were favorably impacted in the prior year by lower costs resulting from LIFO decrements ($0.28 per share lower) which did not recur in 1998. Further, the 1998 gross profit is $0.3 million lower (or $0.06 per share) than the amount that would have been reported had the first-in, first-out (FIFO) method been used.

All other changes in net earnings ($0.04 per share unfavorable) are primarily due to higher interest expenses.

Income from discontinued operations of $3.5 million or $1.00 per share was better than the prior year results of $2.3 million or 68 cents per share. Profits from Retail Financing operations increased 35% ($0.24 per share higher) because of lower interest rate costs and a 14% increase in its portfolio. Also, Retail Financing's profits were favorably impacted ($0.08 per share) by the effect of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Based on expectations of portfolio growth, the Company believes that the impact of future period earnings as a result of SFAS No. 125 will be less than that experienced during 1998 and 1997.

INFLATION, OPERATIONS AND INTEREST RATES

The impact of inflation on manufacturing and operating costs can affect the Company's results. However, the Company has generally been able to offset the impact of higher employment costs per hour and higher raw material unit costs by increases in sales prices. During 1998 and 1999 this was not the case for vertical piano selling prices.

The operations of the Company and its predecessors are subject to Federal, state and local laws regulating the discharge of materials into the environment. The Company does not anticipate that any environmental matters currently known to the Company will result in any material liability.

The Company and its subsidiaries' operating results are sensitive to changes in interest rates primarily because the floating interest rates on a substantial portion of the Company's indebtedness.

In November 1997 and December 1998 the Company entered into two-year interest cap agreements in order to reduce the potential impact of increases in interest rates on $20 million and $44 million, respectively, of floating-rate long-term debt. These two agreements entitle the company to receive from the counterparty, on a monthly basis, interest income to the extent the one-month commercial paper rate exceeds 12%. Further, in mid-March 1999, the Company made arrangements to replace the swap agreement with a counter party for a two-year "no-cost collar" of $32 million which has a floor at the mid-March Commercial Paper rate and a ceiling of 108 basis points higher. The Company is exposed to credit losses in the event of nonperformance by the counterparty to its interest rate caps, but has no off-balance sheet credit risk of accounting loss. The Company anticipates, however, that the counterparty will be able to fully satisfy its obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk, but monitors the credit standing of the counterparty.

The annual rate of interest under the Company's revolving Credit Facility is equal to 1.5 percentage points above LIBOR, or under certain specified circumstances, 0.5 percentage points per annum above the Prime Rate.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 1999, the Company has


                 Baldwin Piano & Organ Company 1999 Annual Report outstanding indebtedness of $45.4 million. Net proceeds from the sale of the Company's Retail Finance subsidiaries of $32.5 million will be used to reduce outstanding indebtedness by $21.5 million and certain trade payables by $11.0 million. The Company believes that cash flow will be sufficient to support operations based on cash provided from operations, available borrowings and proceeds from the sale of its Retail Finance subsidiary.

In March, 2000, the Company closed a New, 36 month, secured Credit Facility with a financial institution. Under the terms of the New Credit Facility, the Company has an available line of credit based on certain percentages of the carrying amount of the Company's accounts receivable and inventories, up to a maximum amount of $40 million. The annual rate of interest under the New Credit Facility is equal to 2.5% above the Commercial Paper Rate. The proceeds from the New Credit Facility will be used to refinance the Old Credit Facility and provide working capital.

On October 16, 1997, the Company replaced its prior short-term $50 million revolving line of credit with a long-term, secured $35 million revolving Credit Facility (Old) expiring on October 1, 2000; however, the Company can terminate the agreement at any time with sixty days' notice without penalty. Under the Old Credit Facility, the lenders have made available a line of credit based upon certain percentages of the carrying value of the Company's inventories and accounts receivable. The annual rate of interest under the Old Credit Facility is equal to 1.5 percentage points above LIBOR, or under certain specified circumstances, 0.5 percentage points per annum above the Prime Rate. At December 31, 1999, the rate under the Old Credit Facility was 8.5% and the Company had approximately $6.2 million of additional borrowing available under this Credit Facility.

The Company's debt agreements contain covenants that require the Company to maintain certain financial ratios and tangible net worth within defined amounts.

The next three paragraphs are information related to Retail Financing's operations prior to the sale to DFS. In October 1997, the Company's finance subsidiary (Retail Financing) amended its agreements with an independent entity to sell substantially all of its installment receivable contracts up to a maximum outstanding principal amount of $150 million. Certain installment receivables are not eligible for sale and are retained by Retail Financing. Retail Financing continues to service all installment receivables sold. At the time of each installment receivable sale, Retail Financing receives cash equal to the unpaid principal balance of the contracts, less a purchase discount applied to the principal balance of the contracts sold. The purchase discount is adjusted at each receivable sale using the loss experience and effective yield of the portfolio.

The buyer of the installment receivables earns interest on the outstanding principal balance of the contracts based upon a floating interest rate provision. Over the duration of the contracts, the difference between the actual yield on the installment contracts sold and the amount retained by the buyer under the floating interest rate provisions is remitted to Retail Financing as a service fee.

Under the sale agreements, Retail Financing is required to repurchase accounts that become more than 120 days past due or accounts that are deemed uncollectible. The repurchase price is equal to the remaining unpaid principal balance of the contract on the date repurchased, less the related purchase discount. Retail Financing is responsible for all credit losses associated with the sold receivables. Retail Financing remains contingently liable on approximately $107.7 million of installment receivables sold. The Company believes an adequate allowance has been provided for an uncollectible receivables.

Capital expenditures amounted to $2.1 million, $8.4 million, and $5.0 million for 1999, 1998 and 1997, respectively. As of December 31, 1999,


                 Baldwin Piano & Organ Company 1999 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the Company had less than $1.0 million in outstanding capital commitments. The Company expects 2000 capital expenditures to be less than depreciation expense.

MARKET RISK

The principal market risk (i.e., the risk of loss arising from adverse changes in market rates and prices) to which the Company is exposed is interest rates on debt and the commodity price of wood used in the manufacturing process.

At December 31, 1999, the carrying value and estimated fair value of Company's debt totaled $45.4 million. All of the Company's debt at December 31, 1999, was at variable interest rates. For such floating rate debt, interest rate changes generally do not affect the fair market value but do impact earnings and cash flows, assuming other factors are held constant. Holding other variables constant (such as foreign exchange rates and debt levels), the earnings and cash flows impact for the next year resulting from a one percentage point increase in interest rates on variable rate debt would be approximately $0.5 million. The Company has limited its risk related to interest rate changes by purchasing certain interest rate caps and collars discussed above under "Inflation, Operations and Interest Rates."

The Company is subject to market risk with respect to certain commodities, principally wood prices, because the ability to recover increased costs through higher pricing may be limited by the competitive environment in which the Company operates. The Company does not use futures contracts to hedge anticipated purchases of wood used in the manufacturing and assembly of piano cases.

YEAR 2000

The Year 2000 problem is a result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software could have recognized a date using "00" as the year 1900 rather than the year 2000, which would result in miscalculations or system failures. The Company experienced no problems as a result of the Year 2000 problem at the turning of the millennium with its system or equipment. Further, the Company was not affected by any Year 2000 problems resulting from failure of its customers', suppliers' or utility providers' systems or equipment.

The Company's major computer systems consist of third-party software. The conclusion of the Company's research was that the latest existing releases of this software contained the necessary changes to correct any significant Year 2000 problems. As a matter of ongoing policy, in order to assure continuing contractual vendor support, the Company promptly installs and implements new releases of third-party software. The Company implemented third-party releases that it believed were Year 2000 compliant for all of its software. The Company spent approximately $0.5 million on these releases during 1998, and an additional $0.1 million during 1999, which amounts were planned expenditures irrespective of any Year 2000 issues. The Company thoroughly tested its software for compliance. Costs of addressing potential problems did not have a material adverse impact on the Company's financial position, results of operations or cash flows.

The Company's compliance plan included review of Year 2000 readiness of its major manufacturing equipment, products, suppliers, and customers. The Company had no Electronic Date Interchange (EDI) interfaces with either its customers or vendors.


                 Baldwin Piano & Organ Company 1999 Annual Report

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements include, without limitations, the Company's beliefs about trends in the Company's industries, and its views about the long-term future of these industries and the Company. The following factors, among others, could cause the Company's financial performance to differ materially from that expressed in such statements: (i) changes in consumer preferences resulting in a decline in the demand for pianos, (ii) the inability to reduce SG&A expenses as expected, (iii) an increase in the price of raw materials, (iv) political and/or economic instability in foreign countries where the Company has operations or has suppliers who supply the Company, (v) an unexpected increase in interest rates, and (vi) a shift in strength of the overall U.S. economy thereby possibly reducing durable goods purchases.


                 Baldwin Piano & Organ Company 1999 Annual Report

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

RETAIL LOCATIONS
--------------------------------------------------------------------------------
Company Owned Outlets: Atlanta, Georgia; Cincinnati, Ohio; Indianapolis and Fort Wayne, Indiana; Louisville and Lexington, Kentucky; Lansing, Michigan Independent Keyboard Dealers (375)

REGISTRAR AND TRANSFER AGENT
--------------------------------------------------------------------------------
The Provident Bank, One East Fourth Street, Cincinnati, Ohio 45202

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

MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------
The Company's common stock is listed on the Nasdaq National Market under the symbol BPAO. As of March 29, 2000, the number of outstanding shares of the Company's common stock was 3,452,826 and the approximate number of record holders of such shares was 109. The Company has paid no dividends since its inception and intends to continue its policy of retaining earnings to finance future growth.


                                                 1999                     1998
  Common  Stock Price  Range              High          Low         High         Low
----------------------------------------------------------------------------------------
  First Quarter                          $11 1/2      $  7 1/2     $  17       $  15 1/2
  Second Quarter                           9 5/8         7 1/8        16 7/8      14 7/8
  Third Quarter                            9 1/4         6            15 3/4      10 3/4
  Fourth Quarter                           9 1/4         7            11 3/4       8 1/2

                                    BALDWIN